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08000061

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mercantil Servicios

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED
JAN 0 7 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04648 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 1/3/08

082-04648

12-31-06
AR/S



MERCANTIL
SERVICIOS FINANCIEROS

Annual Report 2006

MERCANTIL
SERVICIOS FINANCIEROS

Annual Report 2006

CONTENTS



OTERO, Alejandro

El pote rojo, 1948.
(The red jar).

Oil on fabric.
65 x 54 cm.
Mercantil Collection.

Mercantil Servicios Financieros (MERCANTIL)



MERCANTIL is Venezuela's leading financial services provider with an equity of Bs. 2,589 billion (US$ 1,207 million). It operates in 10 countries in the Americas and Europe and its shares are listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and in the over the counter market (OTC) in the United States of America through a Level 1 ADR program (MSFUY and MSVFY).

The mission of Mercantil Servicios Financieros is to *"fulfill the expectations of individuals and the community in which it operates, by providing excellent financial products and services in different market segments, adding value for its shareholders through the efficient use of available resources."*

Mercantil Servicios Financieros focuses on developing its key financial businesses (banking, insurance and asset management) in Venezuela and the United States (excluding insurance), mainly in Florida.

Banco Mercantil (Banco Universal), founded over 80 years ago (1925), is MERCANTL's main subsidiary in Venezuela with a network as of December 31, 2006 of 309 branches, one agency in Miami, a branch in Curaçao and six representative offices, in Bogota, Lima, Mexico, Sao Paulo, London and New York; Commercebank, N.A., a commercial bank in the United States with 13 office in South Florida, a branch in New York, one in Houston and a loan production office in Weston, Florida; Banco Mercantil (Schweiz) AG in Switzerland; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Merinvest, C.A., an investment banking and brokerage company in Venezuela; Seguros Mercantil, which offers equity life insurance and health insurance policies; and Mercantil Inversiones y Valores, a holding for other minority investments.

Since its foundation, MERCANTIL has played an active role in the country's development by financing trade, agriculture and industry in Venezuela. Moreover, it demonstrates its social commitment by helping different sectors of the community in Venezuela through Fundación Mercantil, and in South Florida, USA, through its subsidiary Commercebank, N.A.

Mercantil's Stock Performance

Caracas Stock Exchange: MVZ.A / MVZ.B *NYSE Level 1 ADR: MSFUY / MSVFY*	**2006** US$[4]	**2006** bolivars	**2005** bolivars	**2004** bolivars	**2003** bolivars	**2002** bolivars
Earnings per share [1]	0.4	778	1,021	506	339	236
Closing Prices [2]						
Class A share	2.8	6,000	2,500	2,500	1,821	753
Class B share	2.8	6,050	2,550	2,500	1,714	706
Market price/ Earnings per share [1]						
Class A share		7.7	2.4	4.9	5.4	3.2
Class B share		7.8	2.5	4.9	5.1	3.0
Book value per share [3]	1.7	3,621	3,021	2,357	1,613	1,188
Market price / book value [3]						
Class A share		1,7	0,8	1,1	1,1	0,6
Class B share		1,7	0,8	1,1	1,1	0,6
Number of outstanding shares						
Class A share		414,760,572	416,798,878	298,827,135	299,958,849	215,131,212
Class B share		300,432,819	301,083,752	216,127,508	250,040,470	179,092,666
Daily Average Traded Volume (Shares)						
Class A share		563,066	346,832	104,187	63,986	43,287
Class B share		358,649	213,431	235,748	59,699	55,287
Paid Dividends						
In stock (*new shares for each share held*)		-	2 for every 5	-	2 for every 5	1 for every 15
In cash (*Bs. per share*) [1]	0.09	190	138	59	50	50
Cash dividends for the year/ Market price (%)						
Class A share		3.2	5.5	2.4	2.7	6.6
Class B share		3.1	5.4	2.4	2.9	7.1

[1] Calculated over weighted average shares (issued shares minus repurchased shares) adjusted by stock dividends.
[2] Recalculated considering stock dividend paid in April 2005 to facilitate price comparisons for the periods reported.
[3] Calculated over outstanding shares (issued shares minus repurchased shares) adjusted by stock dividends.
[4] All figures stated in US$ are converted at the controlled exchange rate at December 31, 2006 of Bs. 2,144.60/US$1.

Market Quote for Mercantil Class A and B Shares vs. Caracas Stock Exchange (CSE) Index



6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(1)
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Price MVZ A
Price MVZ B
Adjusted IBVC

[1] No significant stock exchange activities at this time

Financial Highlights

Earnings *Consolidated*

(In millions, except for percentages and other indicators) Year Ended	2006 US$	2006 bolivars	2005 bolivars	2004 bolivars	2003 bolivars	2002 bolivars
Balance Sheet [1]						
Total Assets	14,789	31,716,967	24,274,508	17,112,859	11,970,642	9,294,487
Loan Portfolio (Net)	6,799	14,580,274	11,294,697	7,312,323	4,572,842	3,916,016
Deposits	11,772	25,246,872	19,479,501	13,814,593	9,598,905	7,358,888
Shareholders' Equity	1,207	2,589,423	2,168,526	1,699,337	1,242,039	918,141
Income Statements [2]						
Financial Margin, Net	628	1,347,741	969,911	794,088	602,845	473,484
Commissions and Other Income	392	840,517	938,285	501,182	371,450	324,579
Operating Expenses	758	1,625,319	1,204,404	932,864	723,151	594,807
Net Income	259	555,734	721,578	375,924	253,330	176,958
Profitability Indicators (%)						
Gross Financial Margin / Average Financial Assets		6.3 %	5.8 %	6.7 %	8.2 %	9.5 %
Commissions and Other Income / Total Income		39.9 %	50.1 %	40.0 %	34.8 %	37.6 %
Net Earnings for the Year / Average Equity (ROE)		23.6 %	37.1 %	24.2 %	23.4 %	22.8 %
Net Earnings for the Year / Average Assets (ROA)		2.1 %	3.6 %	2.6 %	2.4 %	2.4 %
Capital Adequacy Indicators (%)						
Equity / Risk-Weighted Assets (regulatory minimum 8%) [3]		16.3 %	17.0 %	18.0 %	20.0 %	16.0 %
Equity / Risk-Weighted Assets (BIS) [4]		16.4 %	17.2 %	19.0 %	20.9 %	17.1 %
Equity / Assets		8.2 %	8.9 %	9.9 %	10.4 %	9.9 %
Loan Portfolio Quality Indicators (%)						
Past-Due and Non-Performing Loans / Gross Loan Portfolio		0.7 %	0.3 %	0.8 %	1.9 %	2.6 %
Allowances for Loan Losses / Past-Due Loan + Non-Performing Loans		264.3 %	632.8 %	306.0 %	234.4 %	175.4 %
Allowances for Loan Losses / Gross Loan Portfolio		2.0 %	2.0 %	2.6 %	4.4 %	4.5 %
Efficiency Indicators (%)						
Operating Expenses / Average Total Assets		5.8 %	5.7 %	6.3 %	6.5 %	7.9 %
Operating Expenses / Gross Financial Margin		64.7 %	55.4 %	63.7 %	59.9 %	61.7 %
Liquidity Indicators (%)						
Cash and Due from Banks / Deposits		15.1 %	9.9 %	9.4 %	10.8 %	9.9 %
Cash and Due from Banks and Investment Portfolio / Deposits		62.5 %	61.3 %	65.7 %	69.9 %	63.5 %
Other Indicators (%)						
Total Loan Portfolio / Deposits		58.9 %	59.2 %	54.3 %	49.8 %	55.7 %
Financial Assets / Total Assets		84.3 %	88.5 %	88.9 %	86.6 %	87.1 %
Financial Assets / Deposits		105.8 %	110.3 %	110.1 %	108.0 %	110.0 %
Number of Employees						
Employees in Venezuela		8,647	7,841	7,181	6,899	7,772
Employees Abroad		900	771	694	665	586
Banking Distribution Network						
Branches in Venezuela [6]		341	332	332	329	320
Branches Abroad		21	21	18	22	21
Representative Offices		6	5	5	5	5
Automatic Teller Machines (ATM)		1,222	1,025	830	713	708
Point of Sale Terminals (POS) [5]		25,987	19,022	11,323	9,184	9,638

(1) All figures stated in US$ are converted at the closing controlled exchange rate at December 31, 2006 of Bs. 2,144.60/US$1.
(2) All figures stated in US$ are converted at the average controlled exchange rate at December 31, 2006 of Bs. 2,144.60/US$1.
(3) In accordance with the standards of the National Securities Commission (CNV) in Venezuela.
(4) Calculated using Consolidated Financial Statements adjusted for inflation up to 1999, in accordance with International Accounting Standard No.29 (IAS-29) and following the standards of the Basel Committee on Banking Supervision of the Bank for International Settlements.
(5) Physical points of sale
(6) Not including the Edificio Mercantil internal office (Caracas).

Board of Directors

Principal Directors

Gustavo A. Marturet
President
Gustavo J. Vollmer H.[2]
Alfredo Travieso P.[2]
Luis A. Romero M.[1]
Víctor J.Sierra A.[2]
Gustavo Vollmer A.[3]
Jonathan Coles[1]
Roberto Vainrub[3]
Nerio Rosales R.

Alternate Directors

Luis A. Sanabria U.[2]
Oscar A. Machado K.[1]
Eduardo Mier y Terán[1]
Luis Esteban Palacios W.[2]
Gustavo Galdo C.[3]
Miguel A. Capriles L.[3]
Gonzalo Mendoza M.[2]
Germán Sánchez Myles[2]
Luis A. Marturet M.[3]
Carlos Hellmund B.[3]
Gustavo Machado C.[1]
Francisco Monaldi M.[1]
Federico Vollmer A.[1]
Guillermo Sosa S.[3]
Claudio Dolman.[1]
Carlos Zuloaga T.[3]
Alejandro González S.
Armando Leirós R.

Secretary	Guillermo Ponce Trujillo
Alternate Secretary	Julio Peña Bacalao
Principal Statutory Auditors	Eduardo Elvira Francisco Torres Pantin
Alternate Statutory Auditors	Leopoldo Machado Espinoza Alexis R. Alfonzo Pino
Attorney	Luis Alberto Fernandes
Alternate Attorney	Pedro Reyes O.

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Risk Committee

Note: The Audit, Compensation and Risk Committees were created pursuant to the provisions of the By-laws and in accordance with a resolution by the Board of Directors. These committees are made up of Independent Directors, which are attended by the President (ex-officio).

Administration

Gustavo A. Marturet *
President

Alejandro González Sosa *
Global Chief Financial Officer

Nerio Rosales Rengifo *
Global Commercial and Personal Banking Manager

Philip Henríquez S. *
Global Corporate and Investment Banking Manager

Rosa M. de Costantino *
Global Private Banking and Asset Management Manager

Alberto Benshimol *
Insurance and New Financial Businesses Manager

Armando Leirós R. *
Global Operations and Technology Manager

Guillermo Villar *
Global International Operations Manager

Millar Wilson *
Global Chief Risk Officer

Luis Alberto Fernandes *
Global Chief Legal Counsel

Luis Calvo Blesa *
Office of the Presidency Manager

Toribio Cabeza León
Global Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Julio Peña Bacalao
Alternate Secretary

Salvador Chang
Global Strategic Planning Manager

* Member of the Executive Committee

Notice of Ordinary General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 226,704,989,400.oo
Subscribed and Paid-In Capital Bs. 107,716,825,350.oo
Caracas - Venezuela

The Board of Directors hereby convenes an Ordinary General Shareholders' Meeting to be held at the Company's principal office, Avenida Andrés Bello N° 1, Edificio Mercantil, on March 30, 2007 at 4:00 in the afternoon, in order to:

1. Consider the report presented by the Board of Directors and the Company's Audited Financial Statements as of December 31, 2006, in light of the Statutory Auditors' Report.
2. Consider the report presented by the Board of Directors related to the Degree of Compliance with the Corporate Governance Principles, contained in Resolution N° 19-1-2005 dated February 2, 2005 of the National Securities Commission.
3. To appoint the Principal Members and their Alternates to the Board of Directors as established in the Bylaws and to set the remuneration of all the members of said Board.
4. To appoint the Statutory Auditors and their Alternates and set their remuneration.
5. Consider the "Proposal for the Fifteenth Phase of the Company's Stock Repurchase Program; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders' Meeting to be held March 30, 2007."
6. Consider the "Proposal to increase the authorized capital of Mercantil Servicios Financieros, C.A.; that the Board of Directors, in reliance of the powers established in Article 71 of the Capital Markets Law, submits for the consideration of the General Ordinary Shareholders' Meeting to be held March 30, 2007."
7. Consider the "Proposal to Authorize the Board of Directors for the issuance and distribution of Bonds and Commercial Papers; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders' Meeting to be held March 30, 2007."
8. Consider the "Proposal for the decree of dividends for the year 2007 of Mercantil Servicios Financieros, C.A.; that the Board of Directors submits for the consideration of the General Ordinary Shareholders' Meeting to be held March 30, 2007."

Note: The Shareholders are hereby informed that the Balance Sheet, Income Statement, Statement of Shareholders' Equity and Statement of Cash Flows for the period ended December 31, 2006, duly examined by the external auditors "Espiñeira, Sheldon y Asociados"; the Statutory Auditors' Report, the Board of Directors' Report, the Board of Directors report related to the Degree of Compliance with the Corporate Governance Principles, the "Proposal for the Fifteenth Phase of the Company's Stock Repurchase Program; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders Meeting to be held March 30, 2007", the "Proposal to increase the authorized capital of Mercantil Servicios Financieros, C.A.; that the Board of Directors, in reliance of the powers established in Article 71 of the Capital Markets Law, submits for the consideration of the General Ordinary Shareholders Meeting to be held March 30, 2007", the "Proposal to Authorize the Board of Directors for the issuance and distribution of Obligations and Commercial Papers; that the Board of Directors of Mercantil Servicios Financieros, C.A., submits for the consideration of the General Ordinary Shareholders Meeting to be held March 30, 2007," and the slates of candidates for the appointment of each Statutory Auditor and its Alternate will be available to them 15 days in advance to the celebration of the Ordinary General Shareholders' Meeting, in the Company's Corporate Secretary's Office located at Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas. The "Proposal for the decree of dividends for the year 2007 of Mercantil Servicios Financieros, C.A.; that the Board of Directors submits for the consideration of the General Ordinary Shareholders' Meeting to be held March 30, 2007", will be made available to them as of the date of the publication of this notice at the Company's Corporate Secretary's Office. In accordance with the provisions of the Bylaws of the Company, the shareholders are hereby informed, that each group of Common "A" shares that represents at least twenty per cent (20%) of the subscribed capital of said shares, has the right to propose and designate one Principal Director and its Alternates as it may correspond.

Caracas, February 28, 2007

On Behalf of Mercantil Servicios Financieros, C.A.

Guillermo Ponce Trujillo
Secretary of the Board of Directors

OTERO, Alejandro

La bisagra roja, 1961.
(The red hinge).

Painted iron on wood.
31.3 x 23.5 x 7 cm.
Mercantil Collection.



Board of Directors' Report

Caracas, February 28, 2007

Dear Shareholders,

We are pleased to submit for your consideration the consolidated results and principal activities of Mercantil Servicios Financieros for the second semester of 2006 and for the whole year.

The Financial Statements of Mercantil Servicios Financieros included in this report, consolidate the activities of its subsidiaries and were prepared in accordance with the standards of the National Securities Commission (CNV). They are also included as supplemental information in keeping with the accounting standards generally accepted in Venezuela and have been examined by the Company's external auditors Espiñeira, Sheldon y Asociados, whose separate report can be found in the back cover of this report.

Financial Results

MERCANTIL posted Bs. 555,734 million (US$ 259 million[1]) in profits in 2006, of which Bs. 290,110 million correspond to the first semester and Bs. 265,624 million to the second. The main contributors to these profits were Banco Mercantil with Bs. 378,932 million, Commercebank Holding Corporation with Bs. 91,902 million, Seguros Mercantil with Bs. 56,172 million and Merinvest, C.A. with Bs. 13,292 million. The profit for the year 2006 is 23.0% less than the profits obtained in 2005, mainly due to the extraordinary earnings produced in 2005 by the sale of the Company's shareholding in Bancolombia.

Total assets reached Bs. 31,716,967 million (US$ 14,789 million), 30.7 % higher than the level registered as of December 31, 2005. Equity closed at Bs. 2,589,423 million (US$ 1,207 million), 19.4 % higher than in December 2005.

The loan portfolio increased 29.1% to Bs. 14,580,274 million (US$ 6,799 million), compared with Bs. 11,294,697 million (US$ 5,267 million) at the close of 2005. The quality of the loan portfolio remained highly favorable. The ratio Past Due and non-performing Loans to Gross Loan Portfolio was 0.7%, considering the overall loan portfolio of Mercantil Servicios Financieros, which consolidates the portfolios of Banco Mercantil, Commercebank, Banco Mercantil (Schweiz) AG, Banco Mercantil Venezolano N.V. and Banco del Centro S.A. This ratio was 0.3% at the close of 2005. The ratio of Allowances for Loan Losses over Past Due and non-performing Loans was 264.3%, compared with 632.8% at December 31, 2005.

The efficiency ratio measured by calculating operating expenses as a percentage of average assets, was 5.8 %, compared to 5.7 % in 2005; while the efficiency ratio, measured by calculating operating expenses as a percentage Net Interest Income and other Income was 64.7%, compared to 55.4% in 2005.

The Equity/Risk-Weighted Assets ratio was 16.3%, the regulatory minimum is 8%. This ratio was 17% in 2005. This ratio is determined according to the guidelines of the National Securities Commission (CNV) which are based on the standards of the Basel Committee on Banking Supervision of the Bank for International Settlements.

[1] All figures stated in US$ are converted at the official exchange rate of Bs. 2.144,60 per US$.

MERCANTIL's audited financial statements at the close of 2005, prepared according to US-GAAP, are available on the website of Mercantil since September 2006. Mercantil Servicios Financieros is the only financial institution in Venezuela that, in addition to presenting its financial statements in accordance with Venezuelan accounting standards, presents them according to US-GAAP, facilitating decision-making to international investors. In the future the Company will also be presenting the full year financial statements in accordance with US accounting standards of Banco Mercantil, in addition to those of Mercantil Servicios Financieros and Commercebank. This means that the financial statements in accordance with US GAAP for the year ending December 31, 2006 will be available in April 2007.

Net income per share in 2006 was Bs. 778 (US$ 0.36), 23.8 % less than in 2005, mainly due to the extraordinary earnings from the sale of the Company's interest in Bancolombia in 2005.

During the second semester, the third and fourth portions of the ordinary cash dividend totaling Bs. 17,169,401,184 (Bs. 12.00 per share) were paid, in addition to an extraordinary cash dividend of Bs. 50,800,202,084 (Bs. 71.00 per share). These amounts, together with the amounts paid in the first semester, corresponding to the first and second portions of the ordinary cash dividend of Bs. 17,213,040,324 (Bs. 12.00 per share) and an extraordinary cash dividend of Bs. 50,905,554,653 (Bs. 71.00 per share), totaled Bs. 136,088,198,245, sufficiently exceeding the statutory requirements of the Capital Markets Law on this matter. With the payment of the first and second portions of the ordinary cash dividend and the extraordinary cash dividend paid in the first semester of 2006, the requirements of the Capital Market Law regarding the payment of cash dividends for 2006 were more than satisfied.

Between November and December 2006, Mercantil Servicios Financieros C.A. placed two issues of unsecured bonds totaling Bs. 100,000 million. These issues were placed for 24 and 48 month terms and were rated A2 by Fitch Venezuela, S.A. and Clave Sociedad Calificadora de Riesgo; as of December 31, 2006 both issues had been placed in full. During the first semester of 2006 issues 2005-I and 2005-II of MERCANTIL's unsecured bonds totaling Bs. 60 billion were placed for 36 and 18 month terms respectively. These, combined with the previous issues, bring the outsranding amount of unsecured bonds issued by MERCANTIL in the Venezuelan capital market to Bs. 203,871 million as of December 31, 2006.

The Stock Repurchase Program initiated in May 2000, is currently in its Fourteenth Phase, which was approved at the Shareholders' Meeting held on September 28, 2006, and will expire on April 1, 2007. As of December 31, 2006 a total of 2,243,014 common Class A shares and 675,714 common Class B shares had been purchased, all of them during the twelfth, thirteenth and fourteenth phases.

After consent was obtained from the National Securities Commission, the Board of Directors, in a meeting held on December 22, 2006, approved the updated terms of the contract regulating the company's ADRs program signed in 1997; the Depository for the program has been and still is JPMorgan Chase Bank. This measure updates the definitions contained in the contract in accordance with current practices, facilitates the dematerialization of ADRs in keeping with best market practices; and allows for the inclusion of the Company's Class A shares, with the purpose of providing a similar treatment of Class B shares in relation to the conversion of ordinary shares into ADRs. All other rights inherent to each type of share and the restrictions applicable under the terms and conditions of the Program remained unchanged.

Economic Climate

Global

The world economy remained in 2006, as in the previous two years, in an expansive phase, registering a 5.1% growth versus 4.7% in 2005. This growth is still shored up by the significant expansion of trade observed since 2004. The influence of the Asian countries on the global economy continues to increase. China, India, South Korea and Japan account for around 30% of the world's GDP, with 10.3%, 8.1%, 4.9% and 2% growth rates respectively during 2006. By and large the Asian economies are expected to expand by approximately 7.1%. Asia's export-led growth is producing significant external trade account surpluses and continues to position the region as the major source of international liquidity.

The difference in growth compared to 2005 is attributable to the reaction by Continental Europe which grew 2.6% in 2006, exceeding both expectations and the 1.5% registered in 2005.

Latin America

Latin American growth averaged 5.3% in 2006. Thanks to a dynamic global economy, exports grew by more than 8% and terms of trade improved by 7%. Aggregate domestic demand was also up, due both to gross investment (10.5%), and consumption (6%). Despite the expansion of public spending, the high level of revenue growth generated primary fiscal surpluses of 2%, keeping the global deficit under control at less than 1% of GDP. Monetary policy tended to be more restrictive on average, causing interest rates to rise; which also helped to reduce inflation to 4.8% compared to 6.1% in 2005, without weakening the expansion of production and employment, bringing unemployment down to 8.7% and pushing real wages up by 3%. Faced with the possibility of a slowdown of the world economy in the next few years, measures were already taken to attenuate the fragile nature of some of the economies of the region. These measures involve a reduction of the foreign debt, more flexible currency exchange regimes, boosting international reserves and reducing the foreign currency gaps in the financial systems.

United States

The US economy began to show signs of slowing down in 2006 due to changes in residential investments and a rapid shift in the real estate sector. The demand for consumer durables also slowed down, particularly in the automotive sector. GDP growth in 2006 was close to 3.3%, although growth over the last three quarters averaged only 2.3%. Despite the slowdown, this growth brought the unemployment rate down to 4.5%, lower than the 4.9% recorded in 2005. The consumer price index, affected by energy costs, ended with an annual variation of 2%. During the year the Federal Reserve's FOMC consistently maintained its anti-inflationary policy of periodically adjusting short-term interest rates by a quarter of a point, up until its meeting last August, when it was agreed to call a halt and leave them at their current level of 5.25%.

Venezuela

For the third consecutive year the Venezuelan economy grew 10%, led by non-oil activities with 11.4%, made up of the following sectors: Financial Institutions and Insurance 37%, Construction 29.5%, Communications 23.5% and Commerce 18.6%. In the tradable sector, Manufacturing grew 10%, continuing to contrast with the 0.3% fall in petroleum activity. It was this expansion in economic activity that brought the unemployment rate down to 10.4%, which in 2005 was 12.8%. On the demand side, private consumption remained dynamic at 18.4%, investment at 31.5% and imports at 26.8%.

Inflation speeded up in the second half of 2006, rising from a monthly average of 0.7% between January and May, representing an annualized inflation of 9%, to 1.7% for the remainder of the year, 23% in annualized terms. Inflation closed at 17% versus 14.4% in 2005.

The high price of oil in 2006, of US$56.4 per barrel, 22.6% more than in 2005, produced a US$ 32,984 million surplus in the trade balance at year end, US$ 1,204 million more than in 2005. The current account surplus of US$ 27,167 million was more than sufficient to finance the US$ 19,468 million deficit in the financial account which was US$ 16,841 million in 2005, for a Balance of Payments surplus of US$ 4,736 million, compared with US$ 5,457 million in 2005.

The main factor behind this expansion was fiscal spending involving disbursements approaching 31% of GDP. That, in real terms, represented a 34% increase which, compared with ordinary fiscal revenues of 27% of GDP, caused a 3.6% deficit compared with a 1.7% surplus in 2005. The deficit was financed relatively easily by issuing internal debt instruments and treasury surpluses in similar proportions.

The recovery of the real demand for money and maintenance of the exchange administration system were instrumental factors in determining the high level of money supply, which grew 68% in nominal terms, 44% above the inflation rate, despite the monetary restrictions implemented by the Central Bank (BCV) through the issuance of Certificates of Deposit and Repos whose balance at year end was equivalent to US$ 15,600 million, and the sterilization of Bolivars through the sale of US$ 20,164 million, exceeding the amount authorized in 2005 by 22%.

In the regulatory area, the maximum and minimum limited on lending and deposit rates were maintained. Interest rates were much the same as they were at the close of 2005, 15.9% for lending rates and 10% and 6.6% for term deposits and savings instruments. In a context of rapid inflation, these nominal rates led to negative real interest rates in the second semester.

An initial reserve of 5% was set for investments sold under repurchase agreement, which will be gradually adjusted up to 15%. These investments must also be accounted for in the balance sheets within a 5-year period. In July a marginal reserve of 30% was established on additional deposits as of that date. The percentages of the compulsory loan portfolios were finally set at 16% for the agricultural sector, 10% for the mortgage sector, 2.5% for tourism and 3% for microcredits, totaling 31.5% of Total Loans at year end. Recently new provisions were issued on the percentages of the agricultural and tourism portfolios, to take effect as of December 31, 2007, and bringing them to 21% and 3%, respectively.

Products and Services

New products and services were introduced in the second half of 2006 to meet customers' needs.

Starting July 1st, our subsidiary Banco Mercantil introduced a new parallel credit line for MERCANTIL credit card holders, called "*Préstame Mercantil*", which give customers access to a cash loan of up to Bs. 10 million just by calling the *Centro de Atención Mercantil* (Mercantil's Call Center) or applying via Mercantil Online, subject to compliance with some basic requirements. "*Préstame Mercantil*" offers higher limits for its Black, Signature and Platinum cardholders.

The Bank also incorporated the new *Crédito Empresarial Mercantil* in its product portfolio. It is specially designed to help companies manage its needs, with the purpose of efficiently managing the travel and business expenses of their employees and executives, and their operating expenses. The advertising campaign to encourage people to use and prefer MERCANTIL cards continued to be implemented.

Under the Quality Challenge Project developed by the Bank for the purpose of ensuring that all its processes are executed with the highest quality and be third-party certifiable, 10 processes have obtained the ISO 9001:2000 certification granted by *FONDONORMA*.

Since July and in an effort to guarantee even greater protection of its customers' passwords and financial data, MERCANTIL introduced a new virtual keyboard for On Line Personal Banking customers when logging on to *"Mercantil en Línea Personas"* as an additional security measure.

Beginning in November, the insurance policies offered by Seguros Mercantil *Vida Vital Mercantil*, *Renta Vital Mercantil* and *Protección Vital Mercantil* can be purchased online through "Mercantil on line." With this launch, MERCANTIL has incorporated Seguros Mercantil's products into e-commerce; these products have been designed exclusively for Banco Mercantil's customers, contributing to satisfy their financial and insurance needs through cutting-edge technology. The *Protección Vital Mercantil* products also provide travel insurance (*"Asistencia en Viajes"*) covering medical emergencies when policy holders are more than 100 km away from home.

Subsidiary *Mercantil Sociedad Administradora de Entidades de Inversión Colectiva* remains Venezuela's mutual fund leader, with a market share of more than 51%. During the year the customer base grew by 65%. The equity of *Portafolio Mercantil Renta Fija* increased 61% to Bs. 359 billion, and the *Plan Crecer Mercantil* product, based on the programmed purchase of mutual fund investment units from the *Portafolio Mercantil Renta Fija* mutual fund, had expanded 44% of its equity by the end of the year.

Our Commercebank subsidiary continued to expand and is now consolidated as one of the major banks based on the volume of deposits in the State of Florida. According to the Federal Deposit Insurance Corporation (FDIC), as of June 30, 2006 it ranked 19th in terms of deposits out of a total of 365 institutions operating in that market.



The new "Senior Club NOW" account offers customers age 55 and over the opportunity to earn interest on their accounts, write an unlimited number of free checks and save on fees with no monthly service charges. The Commercebank Platinum Visa credit card was issued for personal banking customers, in addition to the Commercebank Visa Business Check Card already available to business customers. Commercebank recently created the Secure Access Card, a state-of-the-art security measure to protect online banking transactions. This new card allows customers to undertake their banking transactions using a personalized access code.

Commercebank Investment Services, Inc. (CIS), a securities brokerage and investment advisory service domiciled in the United States, increased its customer asset base by 65% during 2006 to US$ 780 million. The individual customer asset base grew 46% to US$534 million; and the corporate asset base by 288% to US$163 million. The volume of assets managed through the trust fund products offered by Commercebank Trust Company, N.A. increased 30% to US$ 83 million.

Banco Mercantil (Schweiz) AG increased the volume of its managed assets by US$ 65 million compared to the close of 2005, to reach US$ 432 million in assets under management.

Acknowledgements

MERCANTIL ranked fifteenth among the Top 25 Latin American Banks and number 500 on the list of the Top 1000 World Banks according to the July 2006 issue of British magazine The Banker. The Banker also recognized the Bank as the "Best Bank in Venezuela" in its December 2006 issue.



In the July 2006 edition of the British financial journal Euromoney, which specializes in the analysis of financial markets and international business, Banco Mercantil was distinguished for the sixth year running as the "Best Bank in Venezuela", as part of the magazine's annual Awards for Excellence 2006. The publication stresses the excellent results obtained by the Bank and its stability, trajectory, financial experience and leadership.

The US edition of Global Finance announced in its January, May and October editions its choice of Banco Mercantil as "Best Foreign Exchange Bank in Venezuela," "Best Bank in Venezuela" and "Best Trade Finance Bank in Venezuela".

Mercantil Servicios Financieros is the only Venezuelan financial institution on the list of the world's 2000 largest and most important companies, according to a survey by the prestigious magazine FORBES, based on an evaluation of income, profitability, asset growth and market capitalization. In its March 2006 issue, MERCANTIL came in at number 1,896 and was among the 46 South American companies selected.

In its special edition for the first semester of 2006, the Venezuelan magazine GERENTE ranked Banco Mercantil as the most admired company in the banking sector, while Seguros Mercantil was selected as the second Most Admired Company in the Insurance Sector and Merinvest as the third Most Admired Company in the Capital Market Sector. These outstanding positions were achieved by the Mercantil Servicios Financieros subsidiaries in the ranking of "The Most Admired Companies," in a survey conducted with 600 Venezuelan executives, which included companies from all the sectors of the economy. The Bank was also ranked Number One in the categories "Quality of Service" and "Financial Stability", and second in the categories of "Professional Reputation of Management" and "Leadership in the Business Sector".

In November 2006, Banco Mercantil was selected as the "Best Bank in Venezuela" in 2006 by LatinFinance, for its business strategy, corporate governance, transparent ethics and social commitment. LatinFinance's analysis also highlights Banco Mercantil's strong loan risk management tradition, as well as the high quality of its loan portfolio ratios.

The ABA Banking journal, published by the American Bankers Association ranked Commercebank Holding Corporation as the seventh most profitable private banking institution in the United States of America, in terms of ROE.

The United Nations Children's Fund - UNICEF - recognized Mercantil among a group of Venezuelan companies, in the celebration of its 60th anniversary worldwide and 15 years of activities in Venezuela.

Banco Mercantil and Seguros Mercantil were included in the ranking of the country's Top 100 Companies 2006 in the October 2006 issue of the specialized economics and business magazine BUSINESS published by VenAmCham, the Venezuela-American Chamber of Commerce. Banco Mercantil ranked ninth and is the first financial institution included on the list, while Seguros Mercantil ranked seventeenth.

Working Environment

Banco Mercantil's 11th Collective Bargaining Agreement came into effect on January 1, 2007. It will benefit approximately 6,000 of the institution's employees and includes a series of important benefits such as the expansion of the insurance coverage for Hospitalization, Surgery and Maternity, the inclusion of new medical services, the provision of grants for university studies and increases in the amounts and frequency of the awards and acknowledgements for worker efficiency, among others. It is considered as one of the most competitive Collective Bargaining Agreements in the banking system and one of the most important ones in Venezuelan industry. This Collective Bargaining Agreement also applies to workers of Merinvest, Servicios de Bienes Raíces CIMA (SERVIBIEN), Mensajeros y Transportes Mentrasa, Todo 1 Mercantil Venezuela, Almacenadora Mercantil and Mercantil Inversiones y Valores.

Also at the end of 2006 the first Collective Bargaining Agreement of Seguros Mercantil was executed.

For the second consecutive year, the prestigious Great Place to Work® Institute, a recognized company in more than 28 countries in three continents in the analysis of human resources, was retained to evaluate the working environment and the human resource's management practices among the employees of Mercantil Servicios Financieros including its subsidiaries in Venezuela and abroad. This institute issues an annual listing of the 10 Best Companies to Work For. The Venezuelan ranking will be disclosed shortly.

In 2006 MERCANTIL implemented a new defined contributions scheme called *"Plan de Ahorro Previsional Complementario Mercantil,"* which is offered to employees as an alternative to the current defined benefits plan in force since 1974, called the *"Plan Complementario de Pensiones de Jubilación Mercantil."*

This new plan complements the family welfare schemes already provided by the company along with the ones established by the Social Security Laws. This Plan was approved by MERCANTIL's Board of Directors and benefits both the employees and the Company. Over 7000 of Mercantil's employees in Venezuela (including Banco Mercantil and Merinvest) subscribed to this new plan. This represents over 99% of Mercantil's Venezuelan workforce. This new plan will also cover the employees of Seguros Mercantil who do not participate in the current *"Plan Complementario de Pensiones de Jubilación Mercantil"*.

The new plan, which came into effect on July 1, 2006, modernizes and expands the scope of the existing private employee benefits and is in line with the new tendency towards defined contribution plans. The scheme is voluntary and contributory and contributions are made both by the employee and the company.

The *"Plan Complementario de Pensiones de Jubilación Mercantil"* remains in force for personnel who have already retired, and for employees who decided not to participate in the new plan.

Recently, within the celebration of MERCANTIL's eightieth anniversary, the Board of directors approved for all the employees of the MERCANTIL's subsidiaries (with the exception of the foreign subsidiaries and workers who participate in management incentive bonus programs and stock option plans), two benefits that provide continuity to similar initiatives offered since 1983, and especially on the occasions of the sixtieth and seventieth anniversary of Banco Mercantil when the majority of the workers became shareholders in the company. These new benefits consist of a special cash bonus of Bs. 400,000.00 and the opportunity to purchase eighty Mercantil Servicios Financieros' shares at their nominal value of Bs. 150.00 per share. They are designed to allow employees to easily become shareholders of the company and encourage MERCANTIL's employees to develop a sense of commitment and belonging to the Company. Both incentives reaffirm MERCANTIL's commitment towards its employees.

MERCANTIL and its subsidiaries in Venezuela and abroad implement ongoing training and development programs that allow their personnel to improve their professional skills and to update their knowledge. These programs are combined on-site and computer-based distance courses or E-Learning, with the appropriate controls and supervision. Over 387,474 hours of training were given during 2006 at an investment of approximately Bs. 7,619 million. There were 32,454 participations in training courses which covered virtually 100% of the staff at an average rate of 40.6 hours of training per worker.

Social Responsibility

MERCANTIL's social commitment is one of the main principles of its strategic vision *"to be an integral institution and an important factor in the development of the communities and places in which it is involved."*

MERCANTIL's direct social investment in 2006 through the Fundación Mercantil and its subsidiaries in Venezuela and abroad totaled Bs. 7,017 million. It also delivered Bs. 1,500 million in contributions to Fundación Mercantil to strengthen the equity fund that finances the donations and sponsorships made by the Fundación.

To further the country's economic and social development and help to improve the quality of life of the communities, through a joint effort between non-governmental organizations, official institutions and MERCANTIL's employees and their families, the Company's contributions were distributed as follows: 53% for educational institutions and 47% for social development, cultural and religious institutions.

As part of Mercantil's contribution to education the 24th annual agreement of its "*Ponle Cariño a tu Colegio*" (Give your School a Helping Hand) program with the Foundation for Educational Buildings- FEDE - was executed, and also support was provided to the "*Fe y Alegría*" institution to build a training center in eastern Venezuela. Contributions were also made to various higher education institutions and their students, principally to the following universities: *Universidad Católica Andrés Bello, Central de Venezuela, Simón Bolívar, Zulia, MonteÁvila, Metropolitana* and the *Instituto de Estudios Superiores en Administración - IESA.*

A number of different initiatives were developed to support institutions directly. These include the *Fundación Amigos del Niño con Cáncer, Comedores Madre Teresa de Calcuta, Superación a través de la Tecnología "Superatec", Fundaprocura* and *Camerata de Caracas*.

Mercantil continued to develop its "Social Capital Funds" program which seeks to strengthen and foster the staying power of the institutions taking part in the program.

Seguros Mercantil donated Personal Accident, Medical and Dental policies to participants of the social action and student delegations programs of the *Universidad Simón Bolívar* Program.

Commercebank, MERCANTIL's subsidiary in the United States, continued its social commitment supporting the work of several social, religious and health institutions located in southern Florida, New York and Houston, including the American Red Cross, Habitat for Humanity, Junior Achievement, Catholic Charities and Community Partnership for the Homeless.

MERCANTIL's staff increased their voluntary participation in educational and community activities organized by various institutions in the communities where MERCANTIL is present.



Prevention and Control of Money Laundering

Money laundering prevention and control is a priority for MERCANTIL and is part of the organizational culture. The Company has maintained the internal control and monitoring standards necessary to ensure the early detection of money laundering operations in each of the activities of its subsidiaries and has stepped up staff training in this area

Relations between bank officials and employees have continued to evolve within the traditional spirit of harmony and cooperation and the Board of Directors wishes to acknowledge them for their efficiency and dedication

Pursuant to a Resolution passed by the National Securities Commission (CNV), the contents of form CNV-FG-010 shows remunerations paid to Company Directors and Executives during the second semester amounting to Bs. 2,573,628,889.00.

During the year, a number of Alternate Directors attended Board meetings, either standing in for Directors in their absence, or as invitees. On the occasion of the Chairman's temporary absences, some of his CEO functions were delegated to members of the Executive Committee.

Yours sincerely,

Gustavo A. Marturet

Gustavo Vollmer H.

Alfredo Travieso P.

Luis A. Romero M.

Gustavo Vollmer A.

Jonathan Coles W.

Víctor J. Sierra A.

Roberto Vainrub A.

Nerio Rosales R.



OTERO, Alejandro

Tela E, 1950.
(Fabric E, Inclined lines).

Oil on fabric.
65 x 54 cm.
Mercantil Collection.

Statutory Auditors' Report

Caracas, March 5, 2007

To the Shareholders of
Mercantil Servicios Financieros, C.A.

Dear Shareholders,

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of December 31, 2005 and the related consolidated income statements and statement of shareholders' equity and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was conducted in accordance with generally accepted auditing standards and therefore included selective tests of the accounting records and other audit procedures we considered necessary in the circumstances. We have also taken into account the Report of external auditors Espiñeira, Sheldon y Asociados for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subject to ongoing analysis and monitoring with a view to creating the appropriate provisions. The Company likewise maintains the provisions prescribed in its Bylaws and declares and pays the dividends to which it is obligated under its Bylaws and the Law. Furthermore, the Company's internal accounting controls and policies justify our view that there is no current or potential risk of conditions that are likely to weaken its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2006 and the results of their operations and cash flows for the period then ended, in conformity with the National Securities Commission's (CNV) standards. The Company presents as supplemental information, financial statements prepared in accordance with the generally accepted accounting standards of the Federation of Venezuelan Public Accounting Associations.

We would like to express our appreciation for the confidence you have placed in us, and remain at your service.

Yours faithfully,

Eduardo Elvira
Statutory Auditor

Francisco Torres Pantin
Statutory Auditor

Encl. Report of Espiñeira, Sheldon y Asociados.


SUPLEMENTO HIPICO
Caracas, 9 de Enero de 1965
CAP
LOS
CRI
Fugados
De San

OTERO, Alejandro

Este fin de semana, 1965.
(This weekend).

Collage. Ink and paper.
51 x 43.5 cm.
Mercantil Collection.

Financial Statements

(Pursuant to National Securities Commission's Standards)

Balance Sheet

Unconsolidated
(in millions of Bs.)

Year Ended	2006 bolivars	2005 bolivars	2004 bolivars
Assets			
Cash and Due from Banks	148	280	163
Investment Portfolio	3,129,895	2,512,074	1,952,907
Other Assets	54,482	18,871	(17,002)
Total Assets	3,184,525	2,531,225	1,936,068
Liabilities and Shareholder's Equity			
Unsecured Bonds and Commercial Papers	283,871	175,748	105,577
Other Liabilities	311,231	186,953	131,152
Total Liabilities	595,102	362,701	236,729
Shareholder's Equity	2,589,423	2,168,524	1,699,339
Total Liabilities and Shareholder's Equity	3,184,525	2,531,225	1,936,068

Income Statement

Unconsolidated
(in millions of Bs.)

Year Ended	2006 bolivars	2005 bolivars	2004 bolivars
Income			
Financial Income	18,628	8,853	3,317
Equity Investments in subsidiaries	636,663	781,143	407,760
Total Income	655,291	789,996	411,077
Expenses			
Operating	56,500	31,516	16,450
Financial	43,057	36,811	18,649
Income Tax	0	91	54
Total Expenses	99,557	68,418	35,153
Net Income	555,734	721,578	375,924

Consolidated Balance Sheet

(in millions of Bs.)

Year Ended

Assets	2006 US$[1]	2006 bolivars	2005 bolivars	2004 bolivars	2003 bolivars	2002 bolivars
Cash and Due from Banks						
Cash and Due from Banks						
Central Bank of Venezuela	161	346,024	279,218	188,687	168,682	192,586
Venezuelan Banks and other Financial Institutions	1357	2,911,146	1,245,753	939,503	721,574	446,957
Foreign Banks and Other Financial Institutions	1	2,867	2,654	222	1,727	6,451
Pending Cash Items	28	60,277	99,434	52,803	68,349	48,490
(Allowance for Cash and Due from banks)	233	499,530	303,895	121,877	79,856	35,429
	0	(230)	(186)	(3)	(1,249)	(829)
Investment Portfolio	1,781	3,819,614	1,930,768	1,303,089	1,038,939	729,084
Investments in Trading Securities						
Investments in Securities Available-for-Sale	35	75,122	122,553	10,362	14,392	13,928
Investments in Securities Held-to-Maturity	3,092	6,631,104	5,769,223	3,870,128	2,597,331	2,575,772
Share Trading Portfolio	306	657,125	812,221	814,594	729,555	408,641
Investments in Time Deposits and Placements	8	16,294	76,512	304,343	132,518	72,341
Restricted Investments	2,007	4,305,053	3,096,957	2,350,023	2,028,590	627,662
	128	274,523	123,179	422,582	167,072	249,115
	5,576	11,959.221	10,000,645	7,772,031	5.669.458	3.947.459
Financial Direct Assets						
	40	84,801	0	0	0	0
Loan Portfolio						
Current						
Restructured	6,870	14,734,310	11,457,264	7,384,726	4,595,660	3,898,760
Past-Due	13	28,414	30,583	57,974	97,484	96,174
In Litigation	48	103,767	31,723	52,625	78,634	73,330
	3	7,283	4,531	10,657	10,904	31,314
	6,935	14,873,774	11,524,101	7,505.982	4,782,682	4,099,578
(Allowances for losses on Loan Portfolio)	(137)	(293,500)	(229,404)	(193.659)	(209,840)	(183,562)
	6,799	14,580,274	11,294,697	7,312,323	4,572,842	3,916,016
Interest and Commissions Receivable	87	186,174	157,619	125,921	116,705	92,565
Long-Term Investments	17	36,784	26,107	23,968	16,867	14,009
Assets Available for Sale	2	5,068	6,633	12,628	16,417	19,771
Property and Equipment	149	319,368	267,556	236,190	222,136	237,537
Other Assets	338	725,663	590,483	326,709	317,278	338,046
Total Assets	14,789	31,716,967	24,274,508	17,112,859	11,970,642	9,294,487

[1] Information in US$ translated at the closing controlled exchange rate at December 31, 2006: Bs. 2144,6 / US$1 (controlled)

Consolidated Balance Sheet

(in millions of Bs.)

Year Ended

Liabilities and Shareholders' Equity	**2006** US$[1]	**2006** bolivars	**2005** bolivars	**2004** bolivars	**2003** bolivars	**2002** bolivars
Liabilities						
Deposits						
Non-Interest Bearing Checking Accounts	2,391	5,128,745	3,326,303	2,324,085	1,600,699	1,078,733
Interest Bearing Checking Accounts	2,901	6,221,425	4,670,412	3,748,700	2,686,936	1,436,861
Saving Deposits	3,339	7,160,491	5,316,585	3,870,420	2,952,028	2,610,098
Time Deposits	3,141	6,736,211	6,166,201	3,871,387	2,359,242	2,233,196
	11,772	25,246,872	19,479,501	13,814,593	9,598,905	7,358,888
Debt Authorized by the National Securities Commission						
Publicly Offered Debt Securities	121	259,087	170,583	102,131	93,550	67,781
	121	259,087	170,583	102,131	93,550	67,781
Financial Liabilities						
Obligations with Banks and Savings and Loan Institutions:						
In Venezuela up to one year	125	267,726	176,537	121,977	31,035	30,769
In Venezuela for more than one year	47	100,000	45,000	32,122	3,031	1,084
Abroad up to one year	76	163,367	83,653	59,468	3,629	58,865
Abroad for more than one year	39	83,711	189,173	295,818	251,345	170,672
Liabilities Under Repurchase Agreements	271	581,313	261,955	39,493	1,233	3,377
Financial liabilities indexed to Securities	177	380,266	0	0	0	29,929
Other liabilities up to one year	65	140,046	78,422	50,206	18,949	35,783
Other Liabilities for more than one year	2	5,168	138,858	34,128	47,916	49,094
	803	1,721,597	973,598	633,212	357,138	379,573
Interest and Commissions Payable	17	37,130	40,080	20,616	22,116	24,925
Other Liabilities	742	1,591,402	1,246,326	667,616	516,399	427,752
Subordinated Debt	125	268,247	193,186	172,521	137,655	115,109
Total Liabilities	13,580	29,124,335	22,103,274	15,410,690	10,725,763	8,374,028
Minority Interest in Consolidated Subsidiaries	1	3,209	2,708	2,832	2,840	2,318
Shareholder's Equity						
Capital						
Paid-Up Capital	50	107,717	113,352	82,490	82,928	62,344
Maintenance of Paid-In Capital	89	191,709	191,709	191,709	191,709	191,709
Premium for Issuing Stock	24	52,304	53,890	56,582	55,833	80,044
Capital Reserves	78	166,715	166,715	163,673	163,673	161,614
Adjustment for Conversion of Net Assets by Subsidiaries Abroad	125	267,820	275,270	260,536	166,633	113,516
Retained Earnings	850	1,823,396	1,492,805	882,269	542,891	329,592
Shares Repurchased and Held by Subsidiaries	(7)	(13,950)	(139,197)	(129,767)	(12,029)	(29,540)
Repurchased shares restricted for employees' stock option plan	(12)	(25,170)	(25,292)	(23,875)	(15,623)	(19,523)
Unrealized Gain from Adjustment at Market Value of Investments	9	18,882	39,274	215,720	66,024	28,385
Total Shareholder's Equity	1,207	2,589,423	2,168,526	1,699,337	1,242,039	918,141
Total Liabilities and Shareholder's Equity	14,789	31,716,967	24,274,508	17,112,859	11,970,642	9,294,487

[1] Information in US$ translated at the closing controlled exchange rate at December 31, 2006: Bs. 2144,6 / US$1 (controlled)

Consolidated Income Statement

(in millions of Bs.)

Year Ended

	2006 US$[1]	2006 bolivars	2005 bolivars	2004 bolivars	2003 bolivars	2002 bolivars
Interest Income						
Income from Cash and Due from Banks	8	16,505	9,176	4,612	9,655	23,771
Income from Invest Portfolio	316	678,562	678,697	509,014	488,911	291,689
Income from Loan Portfolio	740	1,586,428	1,043,729	650,036	578,886	621,097
Total Interest Income	1,064	2,281,495	1,671,602	1,163,662	1,077,452	936,557
Interest Expenses						
Interest on Demand and Savings Deposits	169	361,659	227,307	131,446	100,603	70,239
Interest on Time Deposits	175	374,582	324,709	134,981	166,308	228,939
Interest on Securities issued by the institution	14	29,180	17,240	15,778	20,485	24,975
Interest on Financial Liabilities	36	77,289	66,220	34,468	26,661	26,049
Total Interest Espenses	393	842,710	635,476	316,674	314,057	350,202
Gross Financial Margin	671	1,438,785	1,036,126	846,988	763,395	586,355
Provision for Losses on Loan Portfolio	42	91,044	66,215	52,900	160,550	112,871
Net Financial Margin	628	1,347,741	969,911	794,088	602,845	473,484
Commissions and Other Income						
Trust Fund Operations	18	38,816	33,680	23,351	17,149	14,948
Foreing Currency Transactions	1	2,020	1,250	935	3,361	28,589
Commissions on Customer Account Transactions	71	153,105	99,250	72,762	69,603	65,794
Commissions on Letters of Credit and Guarantees Granted	11	24,622	21,080	15,821	7,263	5,346
Equity in Long-Term Investments	15	32,909	22,644	16,030	6,508	7,532
Exchange Gains	4	9,494	126,427	78,846	48,993	103,060
Income on Sale of Investment Securities	70	149,389	324,231	49,072	34,955	13,667
Other Income	201	430,162	309,723	244,365	183,618	85,643
Total Commissions and Other Income	392	840,517	938,285	501,182	371,450	324,579
Insurance Premiums, Net of Claims						
Premiums	315	675,611	443,353	286,952	213,461	139,953
Claims	(262)	(562,175)	(341,618)	(222,975)	(178,280)	(111,755)
Total Insurance Premiums, Net of Claims	53	113,436	101,735	63,978	35,181	28,198
Operating Income	1,073	2,301,694	2,009,929	1,359,248	1,009,476	826,261
Operating Expenses						
Salaries and Employee Benefits	343	734,526	514,299	360,820	284,560	245,978
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	79	169,523	148,955	128,963	121,933	110,908
Fees Paid to Regulatory Agencies	36	77,280	53,868	33,137	22,383	15,454
Other Operating Expenses	300	643,990	487,282	409,944	294,275	222,467
Total Operating Expenses	758	1,625,319	1,204,404	932,864	723,151	594,807
Net before Income Taxes, Extraordinary Items and Minority Interests	315	676,375	805,527	426,383	286,325	231,454
Taxes						
Current	(58)	(124,699)	(80,138)	(70,436)	(38,083)	(61,398)
Deferred	3	5,938	(2,721)	2,539	5,742	(1,334)
Total Taxes	(55)	(118,761)	(82,859)	(67,897)	(32,341)	(62,732)
Benefits from Utilization of Tax Losses Carried Forward Transferable from previous years and credits Tax on business assets	0	0	0	18,565	0	8,738
Minority Interests	(1)	(1,880)	(1,090)	(1,127)	(654)	(502)
Net Income for the Year	259	555,734	721,578	375,924	253,330	176,958

[1] Information in US$ translated at the closing controlled exchange rate at December 31, 2006: Bs. 2144,6 / US$1 (controlled)



OTERO, Alejandro

Coloritmo 4, 1956.
(Coloritmo 4).

Lacquer on wood.
186.1 x 46 x 3.2 cm.
Mercantil Collection.



OTERO, Alejandro

Jarra y espejos, 1947.
(Jug and mirrors).

Oil on fabric.
81 x 65 cm.
Mercantil Collection.

Global

The trade expansion that began in 2004 was responsible for the global economy's third successive year of growth: 5.1% in 2006 versus 4.7% in 2005. The influence of the Asian countries on the world economy is still increasing; China, India, South Korea and Japan, which together account for 30% of world GDP, grew 10.3%, 8.1%, 4.9% and 2% respectively in 2006. The Asian economies in general are expected to grow approximately 7.1% this year and their export-led growth, with huge foreign trade surpluses, still makes Asia the major source of international liquidity.

Continental European economies played an important part in the global economy by growing 2.6% in 2006, exceeding by far not only the expectations but also the 1.5% growth registered in 2005. Nonetheless, in the immediate future these signs of recovery may well be counteracted by a slowdown when the German tax reforms announced take effect, the value of the Euro picks up again, and the EU's monetary authorities react to the gathering momentum of inflation.

> The influence of the Asian countries on the world economy is still increasing; China, India, South Korea and Japan



Latin America

The region continued to perform favorably in 2006. Economic growth averaged 5.3%, due to a dynamic world economy in which regional exports grew by more than 8% and terms of trade improved by 7%.

Aggregate domestic demand continued to rise both in terms of gross investment (10.5%) and consumption (6%). Despite higher public spending, revenue growth resulted in average primary surpluses of 2%, keeping down the region's global deficit (under 1% of GDP). Tougher monetary policies pushed interest rates up slightly and inflation down to 4.8% (6.1% in 2005), without weakening the real expansion of the economy, employment (down to 8.7%) and real wages (up 3%). To counteract a possible global economic slowdown in the next few years, measures were taken to attenuate the fragile nature of the region's economies. These include: reducing the foreign debt burden, making the foreign exchange system more flexible, boosting international reserves and reducing foreign currency gaps in the international financial systems.

UNITED STATES

After bouncing back during the first quarter, the US economy lost momentum during the year in response to changes in residential investments and a rapid shift in the real estate sector, and to a lesser extent a declining demand for consumer durables which affected the automotive sector in particular. GDP growth in the United States in 2006 was close to 3.3%, although it averaged only 2.3% in the three previous quarters. Nevertheless, the economy was dynamic enough to keep unemployment low: down to 4.5% at year end from 4.9% at close of 2005. The consumer price index, which was affected all year long by variations in energy prices, registered an annual variation of 2% at the end of the year. It is important to note that in 2006, the Federal Open Market Committee (FOMC), in an endeavor to curb inflation, consistently maintained its policy of raising short-term interest rates by a quarter of a point up until its meeting last August, when it decided to call a halt and left them at their current level of 5.25%.

VENEZUELA

For the third consecutive year the Venezuelan economy grew by over 10%, led by non-oil activities (11.4%), including the following sectors: financial institutions and insurance (37%), construction (29.5%), communications 23.5% and trade (18.6%). In the case of tradable sectors the 10% growth of manufacturing activity continued to contrast with the 0.3% decline in oil activity. It was this expansion in economic activity that brought the unemployment rate down to 10.4% (12.8% in 2005). On the demand side, private consumption remained dynamic (18.4%), as did investment (31.5%) and imports (26.8%).

The behavior of consumer prices was less positive, particularly when they rose rapidly in the second semester from a monthly average of 0.7% between January and May (9% of inflation in annualized terms) to 1.7% (annualized 23%) for the remainder of the year. Inflation closed at 17% in 2006 versus 14.4% in 2005.

Despite pressure on internal spending, external accounts remained reasonably sound, with a US$ 33,224 million balance of trade surplus at year end, almost US$ 1.5 billion more than in 2005. The current account surplus of US$ 27,374 million (US$ 25,534 million in 2005), was more than sufficient to finance the US$ 19,690 million deficit in the financial account (-US$ 16,841 million in 2005), for a Total Balance of Payments surplus in the order of US$ 4,585 million (US$ 5,457 million in 2005). Once again, high oil prices, with the Venezuelan oil basket averaging US$56.4/barrel (24% more than in 2005), were the principal reason for a favorable balance of trade with the rest of the world.

The main factor that contributed to the dynamic behavior of the domestic economy was fiscal spending which amounted to almost 31% of GDP, representing a 34% increase in real terms. That, compared with ordinary fiscal revenue of 27% of GDP (11% annual variation) led to a 3.6% deficit compared with a surplus of 1.7% in 2005. The deficit was financed relatively easily by issuing internal debt instruments and treasury surpluses in similar proportions.

Summary of Economic Performance	**2006**	**2005**
Percentage Variation of Gross Domestic Product %		
Total	10.3	10.3
Oil Sector	-0.3	2.6
Non Oil Sector	11.4	11.1
Exchange Rate. Bs./US$		
Year End	2,150.0	2,150.0
Average	2,150.0	2,109.8
Exchange Rate Variation %		
Dec-Dec	-	12.0
Average	-	11.1
Inflation		
Actual (Dec-Dec)%	17.0	14.4
Average %	13.7	16.0
Interest Rates		
Average Lending Rates (6 main Banks)	15.9	15.4
90 day Time Deposits (6 main Banks)	10.1	11.7

Source: Central Bank of Venezuela (BCV) and own calculations

This fiscal context, the recovery of the real demand for money and the continuation of the foreign exchange regime, were instrumental in the 68% growth of money supply in nominal terms (44% above the inflation rate), despite the monetary restrictions imposed by the Central Bank (BCV) through the issue of Certificates of Deposit and Repos whose balance at year end was equivalent to US$15,600 million, and the sterilization of bolivars through the sale of US$ 20,164 million by CADIVI, exceeding the amount authorized in 2005 by 22%.

Interest Rates in Venezuela
(6 main Banks)


(%) 18
16
14
12
10
8
6
4
2
Lending Rates
Deposit Rates for 90 days Term Deposit

Lending Rates

Deposit Rates for 90-days Term Deposit

Source: Banco Central de Venezuela and own calculations



Interest rates stayed similar to their 2005 levels, around 15.9%, for lending and 10% and 6.6% for term deposits and savings instruments, respectively. In a context of rapid inflation, these nominal interest rates led to negative real interest rates in the second half of the year.

In the regulatory area, maximum and minimum limits on lending and deposit rates were maintained (minimum rate for savings deposits, 350 basis points below the BCV's 28-day absorption rate - 10% at the moment - and the same rate for term deposits).

An initial reserve of 5% was established for investments sold under repurchase agreement. This will be gradually adjusted upwards to 15%. These investments must be reported in the balance sheets within a 5-year period. In July a marginal reserve of 30% was established on additional deposits as of that date. The loan percentages were set at 16% for the agricultural sector, 10% for the mortgage sector, 2.5% for tourism (at the close of 2006) and 3% for microcredits, totaling 31.5% of Total Loans at year end for compulsory loans.



OTERO, Alejandro

Untitled (Landscape), 1941.

Oil on fabric.
40 x 45 cm.
Mercantil Collection.

During 2006 MERCANTIL consolidated its strategic lines of action aimed at building a stronger customer relationship by expanding and diversifying its products and services and raising service levels through differentiated value proposals that fulfill customers' needs and expectations.



MERCANTIL has thus been reinforcing the development of service models to meet customers' needs in the corporate, SME, microenterprise and personal segments, while making a greater variety of products and services available. Through these efforts it has managed to penetrate the market, expand its relations with customers in the domestic market, and increase its customer base and relations in the United States and Latin America.

By implementing the Customer Relationship Management (CRM) project, MERCANTIL has made excellent headway in terms of efficiency and impact in the marketing of products addressed at customers in the retail banking sector, improving retention and linkage through products that fulfill their needs. These initiatives have enabled MERCANTIL to consolidate its positioning by supplying products to fit consumer credit needs and moving towards the construction of a single integrated vision of the banking, insurance and investment requirements of customers in all the countries where it operates.

According to its strategic guideline to improve customer service and convenience levels and increase the profitability and efficiency of the distribution network, MERCANTIL is constantly expanding its branches network, boosting the growth of the point-of sale and ATM network and incorporating new services and functionalities in online banking and IVR systems. This network growth is consistent with the increase in system transactions and a leveraged business and marketing strategy based on faster use of the points-of-sale network.

Continuing with the strategic guideline to consolidate the asset management business within the scope of MERCANTIL's global business, and complementing the banking and insurance services available to customers, 2006 marked the creation of the new structure of Global Private Banking and Asset Management Unit responsible for developing business in Venezuela and abroad of Investment, Brokerage, Trust Fund Services and Private Banking. In the Private Banking area, the way to consolidate the company in this market segment will be to develop an independent service model by geographic region and focus on supplying customers with the products and services they need.

Venezuela's financial environment has undergone profound changes and significant business growth during 2006, calling for flexibility, efficiency and a closer relationship with the customer; the consolidation of firmer and diversified business foundations and an exhaustive and comprehensive follow-up of its risks. The international environment requires adaptability and competitiveness by leveraging the company's competitive advantages and the widespread international network. MERCANTIL's strategy is designed to satisfy these demands, both in Venezuela and abroad. The company will thus continue to meet customers' needs and strive to deliver the best products and services and provide the first class service that customers expect.



OTERO, Alejandro

19 juin 1824, 1963.
(June 19, 1824)

Collage, paper on wood.
60 x 46,7 x 4 cm.
Mercantil Collection.

Balance Sheet

A summarized balance sheet for 2004, 2005 and 2006 is shown below and the main variations by comparison with 2005 are commented on.

Summary of Consolidated Balance Sheet

Year Ended *(In millions of Bs. y US$, except percentages)*	**2006** US$⁽¹⁾	**2006** bolivars	**2005** bolivars	**2004** bolivars	**2006** Vs. **2005** Increase (Decrease)	%	**2006** Vs. **2004** Increase (Decrease)	%
Total Assets	14,789	31,716,967	24,274,508	17,112,859	7,442,459	30.7	14,604,107	85.3
Investment Portfolio	5,576	11,959,221	10,000,645	7,772,031	1,958,576	19.6	4,187,190	53.9
Lean Portfolio, Net	6,799	14,580,274	11,294,697	7,312,323	3,285,577	29.1	7,267,951	99.4
Deposits	11,772	25,246,872	19,479,501	13,814,593	5,767,371	29.6	11,432,279	82.8
Shareholders' Equity	1,207	2,589,423	2,168,526	1,699,337	420,897	19.4	890,085	52.4
Trust Fund Assets	3,683	7,897,496	5,852,655	4,560,487	2,044,841	34.9	3,337,009	73.2

(1) Translated at the closing controlled exchange rate at December 31, 2006: Bs. 2144,6 / US$1.

The audited financial statements and their notes can be found in the inside back cover of this Report. The accounting standards used are summarized at the end of this chapter.



Assets by Currency
Bs. 31,716,967 million (US$ 14,789 mililon)
At December 31, 2006
(in millions of bolivars)


Bolivars 58,4%
Us Dollars 41,6%

Total Assets

Total assets are Bs. 31,716,967 million (US$ 14,789 million), 30.7% higher than in 2005. The total consolidated assets of the Banco Mercantil subsidiary, including overseas agencies is Bs. 19,107,343 million (US$ 8,910 million), Bs. 5,180,701 million (37.2%) more than in 2005. The Commercebank Holding subsidiary posted Bs. 10,763,184 million (US$ 5,019 million) in total assets, 18.7% more than in 2005 in dollar terms.

Investment Portfolio

At year end the investment portfolio reached Bs. 11,959,221 million (US$ 5,576 million), representing a Bs. 1,958,576 million (19.6%) increase over 2005. This increase includes: a) 15.7% growth in domestic operations and b) 3.9% decrease in overseas operations (in US$).

As of December 31, 2006 Investments in Securities are comprised as follows: 30.3% securities issued or guaranteed by the United States government and US government sponsored agencies; 32.1 % Deposit Certificates and other securities issued by the Venezuelan Central Bank (BCV); 18.2% securities issued or guaranteed by the Venezuelan government and 19.4 % securities issued by the Venezuelan and the international private sector, mainly the United States.

Total investments in securities issued or guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times MERCANTIL's equity and 6.9% of its assets. These securities represent 1.2 times the Equity and 10.6% of the Assets of Banco Mercantil. According to Ministry of Finance figures, MERCANTIL owned 2.4% of the domestic public debt securities issued by the Venezuelan State at year end.

Commercebank's investment portfolio grew 9.4% to US$ 2,241 million. It is comprised mainly of highly liquid instruments issued by the U.S. government or government-sponsored agencies.

Investments in Securities by Issuer
Bs. 11,959,221 million (US$ 5,576 million)
At December 31, 2006



32.1% BCV
16.8 % U.S. Government
13.5% U.S. Government Sponsored Agencies
17.9% International Private Sector
18.2 % Venezuelan Government
1.5% Venezuelan Private Sector

Loan Portfolio

At year end the loan portfolio totaled Bs. 14,580,274 million (US$ 6,799 million), a 29.1% increase over 2005, which includes: a) 16.4% increase in domestic operations, and b) 12.7% growth of the overseas operation in dollar terms.

Loan portfolio quality remains very favorable. The ratio of past-due and non-performing loans to total loans is 0.7%. In the case of Banco Mercantil it is also 0.7%, while for the Venezuelan financial system as a whole it is 0.9% and 1.2% at Commercebank.

At December 31, 2006, 99.1% of MERCANTIL's loan portfolio is outstanding.

Loan Portfolio by Business Segment
Bs. 14,580,274 million (US$ 6,799 million)
At December 31, 2006



35% Corporations
42% Companies
23% Individuals

Banco Mercantil's loans to the microenterprise (service, production and commercial) segment totaled Bs. 305 billion in 2006 and accounted for 3.9% of the institution's total gross loans[1]. This exceeds the minimum requirement of 3%. The Bank has also earmarked 17.1% of its total loans[2] to the agricultural sector (Bs. 1,145 billion) and 2.5% to the tourism sector (Bs. 170 billion). The minimum requirements for these sectors are 16% and 2.5% respectively. Banco Mercantil is the leading bank in Venezuela's financial system in both those sectors, with a market share of 16.3% and 22.1% respectively. Long-term mortgages for home purchase account for 6.5% of total loans2 (Bs. 437 billion) and 4.8% for short-term mortgages (Bs. 323 billion), the minimum requirement for this sector being 3% and 7% respectively.

(1) Legal requirements for gross loans as of June 30, 2006.
(2) Legal requirements for gross loans as of December 31, 2005.

In the case of mortgages granted under the Mortgage Act (*Ley Especial del Deudor Hipotecario de Vivienda*), Banco Mercantil ranks number one in the Venezuelan financial system with a 20.0% market share. As of December 31, 2006 the minimum requirement for the tourism sector is 1.56%[1], of which the bank has already granted 0.82% (including loans agreed on and pending disbursement).

Given the significant growth of the loan portfolio and Banco Mercantil's commitment to increase lending to these two sectors, the demand for credit is expected to rise in the future.

Commercebank's net loan portfolio grew 30.7% during 2005 to US$ 2,593 million, broken down as follows: 26% commercial loans, 62% mortgages, 11% commercial acceptances and advances and 1% other loans.

Loan Portfolio Classified by Status

Year Ended *(In millions of Bs., except for percentages)*	December 31 **2006** bolivars	%	December 31 **2005** bolivars	%	December 31 **2004** bolivars	%
Current	14.734.310	99,1	11.457.264	99,4	7.384.726	98,4
Restructured	28.414	0,2	30.583	0,3	57.974	0,8
Past Due	103.767	0,7	31.723	0,3	52.625	0,7
In Litigation	7.283	0,0	4.531	0,0	10.657	0,1
Total	14.873.774	100,0	11.524.100	100,0	7.505.982	100,0

Deposits

At the close of 2006 deposits rose 29.6% to Bs. 25,246,872 million (US$ 11,772 million). This increase includes: a) 24.2% growth in domestic operations, and b) 5.4% growth in overseas operations in dollar terms.

Banco Mercantil is ranked as Venezuela's number one bank with a 15.7% market share in terms of savings deposits.

Commercebank's deposits totaled US$ 3,856 million at the end of 2006, 14.7% higher than in 2005. They consist mainly of current accounts deposits.

Distribution of Deposits by Business Segment
Bs. 25,246,872 million (US$ 11,772 million)
At December 31, 2006


25% Corporations
24% Companies
51% Individuals

Shareholders' Equity

Shareholders' equity reached Bs. 2,589,423 million (US$ 1,207 million) at year end, 19.4% higher than the previous year. This increase registered at the close of 2006 is mainly due to net earnings of Bs. 555,734 million, a Bs. 20,392 million reduction from adjusting available-for-sale investments to their market value; a Bs. 44,818 million gain from the sale of shares owned by subsidiaries; a Bs. 7,450 million reduction due to the effect of converting the net assets of foreign subsidiaries, cash dividends of Bs. 136,088 million paid out and Bs. 15,725 million in repurchased shares.

MERCANTIL's equity/assets ratio at December 31, 2006 is 8.2% and the equity/risk-weighted assets ratio 16.3% (minimum requirement 8%, based on the standards of the National Securities Commission). In the case of Banco Mercantil, at December 31, 2006, the equity/assets ratio is 9.8%[1] and the equity/risk-weighted assets ratio is 13.9% based on the standards of the Superintendency of Banks in Venezuela. For Commercebank, N.A. these indicators are 8.1% and 11.7% respectively, based on the standards of the Office of the Comptroller of the Currency (OCC).

[1] Obtained by dividing shareholders' equity by total assets less investments in government debt securities.

Income Statement

Below is a summary of the main variations comparing December 31, 2006 with December 31, 2005 figures.

Financial Margin Year Ended *(In millions of Bs. and US$, except for percentages)*	**2006** US$[1]	**2006** bolivars	**2005** bolivars	**2004** bolivars	**2006** Vs. **2005** Increase (Decrease)	%	**2006** Vs. **2004** Increase (Decrease)	%
Interest Income	1,064	2,281,495	1,671,602	1,163,662	609,893	36.5	1,117,833	96.1
Interest Expenses	393	842,710	635,476	316,674	207,234	32.6	526,037	166.1
Net Interest Income	671	1,438,785	1,036,126	846,988	402,658	38.9	591,796	69.9
Provision for losses on loan Portfolio	42	91,044	66,215	52,900	24,829	37.5	38,143	72.1
Net Financial Margin	628	1,347,741	969,911	794,088	377,830	39.0	553,653	69.7

[1] All figures stated in US$ are converted at the average controlled exchange rate for 2006 of Bs. Bs. 2,144.60/US$1.

Net Interest Income

As of December 31, 2006 the Net Interest Income rose 38.9% to Bs. 1,438,785 million from the Bs. 1,036,126 million recorded the previous year. This was mainly due to: a) 30.4% increase in the operating margin in bolivars, and b) 8.5% growth of the overseas operation in dollar terms.

The increase in average volumes of financial assets and liabilities of 40.8% and 48.9% respectively compared with 2005, caused the variation of the Net Interest Income following the downward trend of interest rates compared with 2005.

The increase in the Net Interest Income of the overseas operation was due both to the growth of financial assets and liabilities compared with 2005 and the rise in interest rates on those operations, considering that average financial assets and liabilities increased by 21.2% and 15.3% respectively in dollar terms.

Loan Portfolio Provision

During 2006, expenses for Loan Portfolio provisions were recorded at Bs. 91,044 million (US$ 42 million), 37.5% up on the previous year. Gross loans in 2006 increased by 29.1%, bringing the accumulated provision to Bs. 294 billion. As of December 31, 2006 write-offs for the year were Bs. 14.4 billion in Venezuela and US$ 7.1 billion abroad.



Commissions, Other Income and Insurance Premiums

Commissions, Other Income and Insurance Premiums Year Ended *(In million of Bs. and US$, except for percentages)*	2006 US$	2006 bolivars	2005 bolivars	2004 bolivars	2006 Vs. 2005 Increase (Decrease)	%	2006 Vs. 2004 Increase (Decrease)	%
Net Interest Income	628	1,347,741	969,911	794,088	377,830	39.0	553,653	69.7
Commissions and other Income	392	840,517	938,285	501,182	(97,768)	(10.4)	339,335	67.7
Insurance Premiums, Net of Claims	53	113,436	101,735	63,978	11,702	11.5	49,458	77.3
Operating Income	1,073	2,301,694	2,009,929	1,359,248	291,765	14.5	942,446	69.3

[1] All figures stated in US$ are converted at the average controlled exchange rate for 2006 of Bs. 2,144.60/US$1.

During 2006 Commissions and Other Income declined 10.4% (Bs. 97,768 million) compared to 2005, mainly attributable to:

- A Bs. 175 billion reduction in earnings on the sale of investments in securities, mainly from the sale in 2005 of Banco Mercantil's 4.4% interest in Colombian financial institution Bancolombia.
- A Bs. 117 billion reduction in net income from exchange differences. During 2005, the foreign net asset position of subsidiaries in Venezuela generated exchange earnings as a result of the 12% devaluation of the bolivar vis-à-vis the dollar (from Bs.1,915.2/US$1 to Bs. 2,144.6/US$1). There were no further currency devaluations in 2006.
- Increase of Bs. 54 billion in commissions on customer account transactions, due to a higher volume of transactions.
- Increase of Bs. 125 billion in other income which mainly includes recoveries of loans recorded as uncollectible, commission on banking services due to higher volume of transactions, sale of available-for-sale assets, and release of provisions for operating and other risks.

In 2006 insurance premiums, net of commissions, reinsurance and claims totaled Bs. 113,436 million, 11.5% more than the Bs. 101,735 million recorded in 2005. The increase in insurance activity was mainly due to the 52.4% growth in premiums which reached Bs. 675,611 million in 2006 with claims increasing 59.6% to Bs. 408,886 million over the same period.

Distribution of Total Income
Bs. 2,391,908 million (US$ 1,115 million)
As of December 31, 2006


(*)

	2006 (%)	2005 (%)
Financial Margin	60%	59%
Commissions and Insurance Premiums, Net	22%	31%
Earnings on Sale of Investments in Securities	6%	1%
Other Income	12%	9%

(*) Excluding earnings from the sale of Bancolombia's stockholding.

Operating Expenses

Net Income Year Ended *(In million of Bs. and US$, excep for percentages)*	**2006**	**2006**	**2005**	**2004**	**2006 Vs. 2005** Increase (Decreased)		**2006 Vs. 2004** Increase (Decreased)	
	US$[1]	bolivars	bolivars	bolivars	bolivars	%	bolivars	%
Earnings from Financial Operation	**1,073**	**2,301,694**	**2,009,929**	**1,359,248**	**291,765**	**14.5**	**942,446**	**69.3**
Operating Expenses	415	890,793	690,105	572,044	200,688	29.1	318,749	55.7
Personal Expenses	343	734,526	514,299	360,820	220,227	42.8	373,706	103.6
Taxes (current deferred)	55	118,761	82,859	67,897	35,902	43.3	50,864	74.9
Utilization of Tax Losses carried forward from previous years	0	0	0	18,565	0	0.0	(18,565)	(100.0)
Minority Interests	1	1,880	1,090	1,127	791	72.6	753	66.8
Net Income for the Year	**259**	**555,734**	**721,578**	**375,924**	**(165,844)**	**(23.0)**	**179,810**	**0.5**

[1] All figures stated in US$ are converted at the average controlled exchange rate for 2006 of Bs. 2,144.60/US$1.

During 2006 operating and personnel expenses rose 34.9% (Bs. 420,915 million) compared with the previous year.

This increase is attributed mainly to:

- A Bs. 218 billion (42.0%) increase in personnel expenses, which includes Bs. 51 billion corresponding to the application of the new Mercantil's employee savings scheme called the *"Plan de Ahorro Previsional Complementario Mercantil"* which is offered to employees in lieu of the current *"Plan Complementario de Pensiones de Jubilación Mercantil"* in order to bring the benefit in line with the country's new labor market trends, improve management control over future associated costs and reduce the risk exposure of defined benefit plans. It also includes the application of wage increase policies, incentive plans, employee benefits and an 11% increase in headcount due to the growth of operations in Venezuela and abroad. In the case of Venezuela, Banco Mercantil added 674 employees to its payroll; mostly office workers, owing to the increased demand for services and business. In 2006, the number of monthly transactions per employee per office averaged 1,244, versus 1,192 in 2005. Likewise, the number of employees per office increased from 526 in 2005 to 547 in 2006. Assets per employee increased from Bs. 1,500 billion in 2005 to Bs. 2,000 billion in 2006. Seguros Mercantil in Venezuela added 128 employees to its payroll to meet the increase in activities in the business and operations area. Taking these additions into account, net collected premiums per employee in 2006 rose to Bs. 820 billion from Bs. 631 billion in 2005. In the overseas operations, the assets per employee indicator remained stable (US$ 6.2 million per employee in 2005 and US$ 6.0 million in 2006).
- Increase of Bs. 157 billion in other operating expenses, 32.2% higher than in 2005. This amount includes outsourced services, advertising and marketing, travel expenses and communications and provisions for operating contingencies.

Inflation in Venezuela over the last 12 months was 17.0%. The effect of this variable on MERCANTIL's operating expenses is significant.

Taxes and Contributions

For the year ended December 31, 2006 Mercantil and its subsidiaries reported a high level of expenses for various types of taxes and contributions. Disbursements in the domestic operation included: Corporate Income Tax estimated at Bs. 63,315 million, Bs. 61,965 million in Value Added Tax, Bs. 42,935 million in Municipal Tax, Bs. 1,098 in Bank Debit Taxes. Bs. 57,460 million in contributions to the Bank Protection and Deposit Guarantee Fund, Bs. 15,374 million in contributions to the Superintendency of Banks and Other Financial Institutions, Bs. 2,010 million in contributions to the Superintendency of Insurance, Bs. 11,021 million to comply with the provisions of the Organic Law on Science, Technology and Innovation and Bs. 4,820 million for obligations under the Organic Law on Narcotic Drugs and Psychotropic Substances.

Disbursements for operations outside Venezuela included: Corporate Income Tax totaling Bs. 55,446 million, Bs. 2,468 million in municipal taxes and Bs. 2,688 million in contributions paid to bank regulatory agencies.

Total tax disbursements in Venezuela and abroad amounted to Bs. 320,600 million.

Summary of the Accounting Principles used to prepare the Financial Statements

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV). In those cases not covered by CNV standards, the Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the principal subsidiaries:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branches;
- Commercebank, N.A., a bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.;
- Seguros Mercantil, C.A., an insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman; Merinvest, C.A. a securities brokerage company in Venezuela



National Securities Commission (CNV) Accounting Standards

According to the National Securities Commission's Standards, MERCANTIL's financial statements must be presented in historical figures after fiscal year ended December 31, 1999. Therefore, as of January 2000, MERCANTIL discontinued the adjustment of its primary financial statements. Fixed assets, among other items, are now shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent appraisers is higher than the inflation-adjusted cost. New additions since then are recorded at their acquisition cost.

US GAAP

MERCANTIL also presents its financial statements in accordance with the accounting principles generally accepted in Venezuela, which facilitates decision-making by international investors who can compare MERCANTIL with other banks and companies anywhere in the world on the basis of the same accounting principles.

OTERO, Alejandro

Cafetera, 1948.
(Coffee-pot).

Oil on fabric.
70.9 x 58.5 cm.
Mercantil Collection.



Global Commercial and Personal Banking

Global Commercial and Personal Banking at Mercantil Servicios Financieros (MERCANTIL) increased the Company's business competitiveness and dynamism through Banco Mercantil on the one hand to satisfy its domestic customers' needs and on the other through Commercebank in the United States and Banco Mercantil (Schweiz) AG in Switzerland, in order to meet the needs of international customers. In 2006, Global Corporate and Investment Banking increased its contribution to MERCANTIL's deposits by Bs. 19,717 billion, representing 72% of Total Deposits and over Bs. 10,137 billion in Total Net Loans, representing 46.3% of MERCANTIL's Gross Loans with over 2.5 billion customers in all the geographic regions where it operates.

The customer base in Venezuela increased by 384,445 in 2006 reaching over 2,300,000 customers. This Unit has a segmented nationwide sales force of more than 1,659 executives.

Thanks to the strategy adopted in Venezuela, a gross loan portfolio of Bs. 6,263 billion was achieved. It accounts for 73.1% of Banco Mercantil's loan portfolio, reflecting 40.6% growth compared to 2005. Deposits from Banco Mercantil's Commercial and Personal Banking unit totaled Bs. 11,735 billion, 70.0% of the bank's total deposits, representing an 81.2% increase over 2005.

During 2006, in the United States more than 88,000 customer relationships were registered through Commercebank, N. A., including over 2,600 customers through the acquisition of Florida Savings Bank.

Deposits in Commercebank N.A.'s largest market, in South Florida, grew approximately 10% in 2006 (FDIC), while Commercial and Personal deposits at Commercebank, N. A. grew US$ 412 million (14%). The Commercial and Personal Banking Loan Portfolio grew US$ 377 million compared with US$35 million the previous year.

BANCO MERCANTIL

Affluent

The Affluent segment organized activities to improve its competitive position through an in-company event strategy in an endeavor to strengthen the relationship with companies that manage their payroll through the institution. The customer portfolio grew 4% to 364,904.

At year end, deposits in the Affluent segment increased 71% to Bs. 4,551 billion. This growth was led by savings account. In the case of loan portfolios, Affluent grew 47% compared to December 2005, to Bs. 2,318 billion; the highest level of growth was observed in consumer products: Mortgages (229%), Vehicle Loans (98%) and Credit Cards (78%). These results were achieved with the held of 174 Affluent executives in Venezuela.

Mass Market

By the end of 2006, the Mass Market segment had grown 21.24% to 2,014,512 customers. Total Deposits for the segment increased 98.30% to Bs. 3,036 billion. The major contributor to the result was savings.

Total loans amounted to Bs. 1,081 billion at year end, with a 113 % variation compared to 2005, shored up by consumer loans, especially vehicles (Bs. 282 billion) and credit cards (Bs. 208 billion).

The implementation of the strategy to expand the Network of Mercantil ATMs continued in 2006 with the installation of an additional 193 ATMs nationwide. There are now 1,203 ATMs in Mercantil's network, the largest in the country.

Middle Market

The Middle Market segment consolidates MERCANTIL's leadership through timely, personalized attention to the financial needs of customers in Venezuela.

The portfolio reached Bs. 1,809 billion and stands out for its quality and diversity as can be seen from the low rate of non-performing loans and the different economic sectors covered: Trade 40.2%, Agriculture 15.8 %, Construction 14.6 %, Manufacturing 12.4%, Services 10.5 % and Transport 4.6 %.

Middle Market deposits grew 82% compared to 2005, totaling Bs. 1,738 billion. By continuing to implement the strategy aimed at making Banco Mercantil the leading branch in shopping malls, seven new offices were opened to serve customers in the Middle Market and Retail Banking sector. The Business Credit Card (*Tarjeta de Crédito Empresarial*) was launched. It has been designed to meet the current needs of growing firms.

Small Businesses

At year end this segment exceeded loan portfolio and deposit growth expectations. At the close of 2006 it had a total of 85,106 customers, 18% more than in 2005. The loan portfolio grew 36% to Bs. 1,510 billion, while deposits increased 62% to Bs. 2,468 billion. This growth was led by the Quick Business Credit (*Pronto Crédito Empresarial*) product with 8,127 affiliated customers, representing a 21% increase.

The strategy to deliver more Mercantil On-Line Companies security certificates is ongoing and 4,171 new ones were activated in 2006, 42% more than the previous year. The number of new affiliated business increased by 52% to 18,409.

The agreement with the Venezuelan Confederation of Industrialists (Conindustria) was extended with a new contribution. Its purpose is to support Venezuelan firms through an advisory program to boost their competitiveness. So far 172 firms have participated in the program and Banco Mercantil has contributed Bs. 393 million to it. These clients have received loans for Bs. 144 billion.

Loan Portfolio

By Segmnet (%)



	2006	2005
Affluent	39%	30%
Mass Market	15%	6%
Middle Market	25%	39%
Small Businesses	21%	25%

Source: Banco Central de Venezuela and own calculations

By Region (%)



	2006	2005
Provinces	58%	54%
Metropolitan Area	42%	46%

Deposits

By Segmnet (%)



	2006	2005
Affluent	39%	39%
Mass Market	28%	23%
Middle Market	14%	16%
Small Businesses	19%	22%

Source: Banco Central de Venezuela and own calculations

By Region (%)



	2006	2005
Provinces	55%	53%
Metropolitan Area	45%	47%

Micro Businesses

At the end of December 2006, the percentage of the portfolio required by the Superintendency of Banks was 3%, while MERCANTIL's ratio was 3.91%. The loan portfolio totaled Bs. 305 billion, representing approximately 67% growth in relation to December 2005.

The segment furthered its growth strategy, focusing both on banked and unbanked entrepreneurs. New executives were incorporated, strengthening the cities where they are located and adding more towns such as Mérida and Puerto Ordaz. It is also important to mention the alliances achieved with the public transport associations for the acquisition new vehicles.

Marketing and Products

Efforts to identify attract and retain customers through the Customer Relationship Management continued throughout 2006 leading to profitable growth in the different portfolios. This project was complemented by a full range of products designed to satisfy customers' needs.

MERCANTIL was highly visible with its credit products: *CrediPlan*, *CrediFácil* and *Créditos Automotriz* at the 2006 home exhibition and car show. These are the exhibitions that attract the largest amount of interest among the public in Venezuela.

Customer and trade-oriented promotions in 2006 aimed at customers' commercial outlets, and alliances with various companies, led to portfolio growth and increasing billing by commercial establishments as well as a more robust customer relationship with the Commercial and Personal banking segments.

The only fully-automated credit application system in Venezuela was launched for credit card holders, giving them access to a new parallel line of credit known as *Préstame Mercantil*.

COMMERCEBANK

Personal Banking

Loans to Commercebank's personal banking segment grew 104%, representing an increase of around US$ 149 million in loans during 2006. Deposits in this segment grew 7% as a result of a US$ 90 million increase in domestic deposits and US$ 68 million in international deposits, totaling US$ 418 million and US$ 2,064 million, respectively, at the end of the year.

During 2006 new products were created. They include the domestic Platinum credit card and the Optima Account which give customers a free current account and a competitive interest rate.

Real Estate Banking

In 2006 the real estate banking segment grew 14.4% to US$ 876 million. This can be attributed to the business opportunities arising from the expansion of South Florida's economy. The products that performed best in this segment were: Commercial (+14.4%) and Construction (+16.5%).

Commercial Banking and Middle Market

At year end domestic deposits for the Commercial Banking segment grew 33%. During 2006 international deposits registered US$ 71 million growth to US$ 418 million.

Loans to customers in the Commercial Banking and Middle Market segments (excluding the real estate sector) increased 42% as a result of the strategy followed during 2006, representing a US$ 178 million increase in credits for those segments.

The Global Corporate and Investment Banking Unit geared its efforts in 2006 to improving the standard of customer service in the Corporate, Oil and Gas and Financial Institutions segments. Banco Mercantil, Commercebank, N. A. and MERCANTIL's other subsidiaries boosted global business in a concerted effort, with emphasis on Venezuela, USA and Latin America, through the development of innovative solutions and products.

In Venezuela as in other countries where Mercantil operates, the Global Corporate Banking and Investment Unit contributed to MERCANTIL's year end results with Bs. 5,227 billion (US$ 2,431 million in loans) and a 39% share in MERCANTIL's gross loan portfolio. In terms of total deposits, Corporate and Investment Banking ended the year with Bs. 6,113 billion (US$ 2,843 million), which represents 35% of MERCANTIL's total deposits.

Global Corporate and Investment Banking Total Investments + Investments Sold under Repurchase Agreement MERCANTIL
As of December 31, 2006



■	Corporate	**58%**
☐	Financial Institutions	**19%**
	Public Sector	**11%**
☐	Oil & Gas	**12%**

At the close of 2006, Corporate and Investment Banking's commercial relations covered over 1000 economic groups at Banco Mercantil, as well as 150 in the United States and Latin America, served from Commercebank, N. A.

Global Corporate and Investment Banking Loan Portfolio MERCANTIL
As of December 31, 2006



■	Corporate	**66%**
	Financial Institutions	**23%**
	Public Sector	**0%**
☐	Oil & Gas	**11%**

Global Corporate and Investment Banking Distribution according to economic group Banco Mercantil
As of December 31, 2006



■	Corporate	**57%**
	Financial Institutions	**13%**
	Public Sector	**12%**
☐	Oil & Gas	**18%**

Global Corporate and Investment Banking Distribution according to economic group Commercebank

As of December 31, 2006


Corporate 65%
Financial Institutions 6%
Oil & GAs 29 %

In 2006 the process for implementing the segmented value proposal on a global scale was intensified for Global Corporate and Investment Banking customers, by strengthening product areas to cover their emerging needs through the Corporate Products, Corporate Finance and Capital Markets Units.

Corporate credit risk processes and policies also continued to be managed from a proactive angle by specialists by industry and region.

The level of staff training in the credit area was strengthened by the creation of the Credit Training Course at Commercebank, N. A., in additional to the usual Credit Training Course given in Venezuela since 1968.

Global Corporate and Investment Banking continued to promote the Balanced Scorecard methodology as the basic tool for monitoring the results of the business and products segments, aligning projects and initiatives with strategic objectives and designing and developing a corporate information system based on strategic decision-making on business issues.

Corporate Banking

At year-end 2006, Corporate Banking deposits at Mercantil Servicios Financieros totaled Bs. 3,527 billion (US$ 1,640 million), up 28% compared to 2005.

Total Loans grew 22% over 2005 to Bs. 3,464 billion (US$ 1,611 million) and the reasons are twofold: on the one hand a slightly larger domestic corporate portfolio due to the Venezuelan financial market's inclination towards consumer credit; and on the other, a 50% increase in the credit activity of Domestic and International Corporate Banking in the United States, including the new Latin American Unit (LATAM) which attracted business from a number of Latin American countries.

Oil and Gas Banking

MERCANTIL's oil sector loan portfolio grew 6% in 2006 to Bs. 565 billion (US$ 262.6 million) at year end. Despite the reduction in Venezuela's oil GDP, this growth was the result of the increased penetration of current customers, the exchange control system in force, the liquidity requirements of companies in the process of migrating and new international clients captured.

In 2005 the oil sector's deposits with MERCANTIL began to grow and by the end of 2006 they had risen to Bs. 719 billion (US$ 334 million). This increase was mainly due to PDVSA new method of paying operating companies for production contracts and the high price of oil deliveries, as well as the capture of a high proportion of the new mixed public/private companies in the process of being created.

The international operation was stimulated by the visits to Peru, Mexico and Brazil, and participation in the Oil & Money Conference held in London. The portfolio of dollar-denominated loans to oil sector clients gave Venezuela a cross-border exposure equivalent to US$ 9.2 million. Contingencies for letters of credit and guarantees totaled US$ 7 million at the close of 2006.

Financial Institutions and International Relations

MERCANTIL continued to consolidate its presence in international financial systems where the company is seeking new markets. As of December 31, 2006 MERCANTIL's credit and financial exposure in financial institutions (including Venezuela) was Bs.1,198 billion (US$ 557 million), 16% higher than in 2005.

Continuing with the implementation of the strategic plan for this customer segment, MERCANTIL developed a series of new products and services which will be available alongside the traditional ones. This considerably increased the market added value of MERCANTIL's different subsidiaries.

Part of the unit's challenge is to increase deposits by attracting more funds and asset management from this segment. At year end, deposits totaled Bs. 1,186 billion (US$ 552 million).

Public Sector

During 2006, the Public Sector Unit endeavored to maintain MERCANTIL'S traditional quality of service for public sector clients. At the close of 2006, Public Sector Deposits amounted to Bs. 681.3 billion, accounting for 4.2% of the institutions total deposits and a 4.2% market share in terms of government deposits.

With that level of penetration, Banco Mercantil serves more than 150 centralized government entities and over 400 decentralized government entities and State bodies, offering them a wide range of products for managing payroll, paying suppliers, Bs. 5,000 billion in tax collection and investment trust funds, managed funds and pension funds amounting to Bs. 2,583 billion.

Banco Mercantil played an important role in the payment of the government's "social missions" which support the poorest sectors of the population, in particular the *Vuelvan Caras* and Cultura Missions.

Corporate Finance and Capital Market

In 2006 MERCANTIL, through the Merinvest subsidiary, maintained its position of leadership in the sector in terms of bolivar-denominated fixed-income investments in the primary market, by placing Bs. 631,658 million of fixed-income securities issued by Venezuelan corporations.

During the same period it structured Bs. 372,000 million in issues of short and long-term securities. One of Merinvest's main activities in the equity market was its participation in the public stock offering of C. A. Electricidad de Caracas, expanding the company's customer base by more than 2,100 new small shareholders. It also structured over Bs. 500 billion in long-term syndicated loans for Venezuelan corporations.

Mergers and Acquisitions played an important part in financial consultancy, advising numerous domestic and international companies interested on the sale and purchase of companies in Venezuela. It also assisted MERCANTIL in various areas such as financing, dividends, the stock repurchase program and the price stabilization plan.

Corporate Products

The Corporate Products Unit continued to consolidate its customer service model for the corporate and business segment in Venezuela through more involvement in the development of new products, services or improvement of existing ones, in the areas of collection, payment, electronic banking, financing and foreign trade.

The Unit strengthened its personalized customer service strategy by offering a quality service for the companies' daily transactions which added value to their business relations by structuring its assets and liabilities products and consolidating MERCANTIL's image through its participation in national and international events

In the United States and Latin America, MERCANTIL created a series of foreign trade, collection, payment and electronic banking products to facilitate transactions by corporate clients.

The new structure of the Global Private Banking and Asset Management Unit was developed in 2006, giving the unit responsibility for investment, brokerage, trust fund and private banking functions in Venezuela and abroad.

The Private Banking Unit previously came under the Global Commercial and Personal Banking Unit and the Asset Management Unit was under the Global International Operations Unit.

Under the new structure the Global Private Banking and Asset Management Units in Venezuela and the United States were created. In Venezuela the unit comprises: Trust Funds, Mercantil Investment Services, Brokerage Services and Private Banking. In the United States the Unit is made up of Commercebank Investment Services (CIS), Commercebank Trust Company (CTC) and Commercebank Private Banking.

This new business unit was created in line with MERCANTIL's strategic positioning to offer customers value proposals through products and services that meet their financial needs.



Private Banking

In 2006 the strategic Private Banking agenda was developed. It contemplates a new independent model of service for each country, differentiating National Private Banking from International Private Banking. This vision will allow MERCANTIL to broaden the range of products and services for its domestic and overseas customers.

Asset Management

The Asset Management business is reflected off the balance sheet and covers: trust fund services, securities brokerage services, mutual fund management and portfolio management services. The volume of net managed assets as of December 31, 2006 was Bs. 10,066 billion, as shown below:

Asset Management
Bs. 10,066 billion (US$ 4,694 million)
As of December 2006

	TOTAL
Trust	6,842
Housing Mutual Funds	986
Mutual Funds	359
Brokerage	1,380
Financial Advisory	308
Managed	191
Total Asset Management Bs.	10,066
Total Asset Management US$[1]	4,694

[1] All figures stated in US$ are converted at the closing controlled exchange rate at December 31, 2006 of Bs. 2,144.60/US$1.

During 2006 Banco Mercantil's Trust Fund in Venezuela remained the country's leading trust fund in business and personal banking with a 9.5% market share. The assets managed by the trust fund grew 37.9% over 2005, representing more than Bs. 1,861,582 million in new assets. This was attributable primarily to 134.26% growth of the multinational corporate segment in different parts of the country, in particular eastern and southern Venezuela.

The Brokerage Services Unit was structured in line with the Company's business strategy to expand the range of investment products available to customers in Venezuela. The main activities undertaken were: promotion of the Investment Brokerage Account to provide access to the capital market, and creation of the intranet to automate the process for opening and launching new products.

Mercantil Servicios de Inversión increased its investment portfolios 38%, to Bs. 4,231 billion. The Mercantil Sociedad Administradora de Entidades de Inversión Colectiva subsidiary remains mutual fund industry leader in Venezuela, with over 51% of the market share. During 2006 the customer base grew by 65%. The Portafolio Mercantil Renta Fija (fixed-income investment portfolio) grew 61% to Bs. 359 billion and the Plan Crecer Mercantil product, based on the programmed a cquisition of investment units in the Mercantil Renta Fija portfolio ended the year with 44% equity growth.

Banco Mercantil Schweiz (AG) increased the volume of managed assets by US$ 65 million compared with 2005, through the brokerage, investment and trust fund products offered by its subsidiary BMC Bank & Trust Limited in the Cayman Islands.

Commercebank Investment Services, Inc. (CIS), a broker-dealer and investment advisor registered in the United States, increased its customer asset base by 65% to a total of US$ 780 million. The customer asset base in the personal segment grew 46% to US$ 534 million and corporate clients increased 288% to US$ 163 million.

In keeping with its customer-oriented strategy, CIS optimized its website www.commercebankinvestments.com to include new functionalities which offer access and up-to-date information on products and services and financial advisors, 24 hours 7 days a week.

Capitalizing on its achievements, CIS has undertaken various projects: helping Commercebank's new Private Banking unit and reinforcing the service, anticipating customers' needs and exceeding their own expectations in an effort to set it apart from the norm.



Commercebank Trust Company (CTC) is a US Bank with license limited to trust Operations. It was founded in 2004 and its mission is to provide fiduciary services to high net worth customers. The services it offers include designing trust structures to safeguard assets and offering sound investment strategies with a high standard of privacy and confidentiality.

In 2006, CTC furthered its business development strategy by entering into new relationships, closing the year with 115% asset management growth.

Total consolidated assets administered under trust arrangements exceeded US$ 600 million, including the trust structures, BMC Bank & Trust Ltd (BMC). It also did the groundwork for the creation of CTC Management Services LLC (CTCMS), a company that will offer miscellaneous services to the trust structures currently served by CTC.

CTC continued to expand its customer base throughout 2006. The recent launch of its website www.commercebanktrust.com responds to the growing demand from individuals and families for fiduciary services in the trust fund, equity management and investment services areas.



INSURANCE

In 2006 Seguros Mercantil, within the framework of the strategic agendas, strengthened its business platform on a national scale, expanding its commercial network, directing its efforts and development, improving and implementing new processes, products and services in the field of underwriting and indemnity, with emphasis on improving operational efficiency and quality of service to meet the needs of customers, brokers and suppliers.

To manage business lines, there are units specializing in sales force recruitment, broker call centers, corporate business, production support, and a team of marketing managers, product managers, regional managers, branch managers and business executives to assist more than 2,500 advisors - brokerages companies, independent brokers and exclusive agents - and a customer base of more 500,000 policyholders.

MERCANTIL's Global Finance Unit's activities during 2006 were mainly addressed at optimizing the institution's financial margin through the management of market risk factors, particularly the interest rate risk.

During 2006, the Venezuelan Central Bank took various steps to adjust its monetary policy. In February maturity dates and interest rates for open market operations were adjusted. The annual rate for 14 and 28-day absorption operations was set at 9.25% and 10.00% per annum, respectively. These were previously 11.50% for 28 day operations and 11.75% for 56 day operations. Annual rates for 14-day injection operations were set at 17%, and 18% for 28 days (previously 28 days at 21% per annum). In September the legal reserves requirements in local currency was amended to 30% of deposit growth on the balance as of July 14, 2006. A minimum rate of 10% per annum was established for deposits, despite the term, the minimum deposit rate of 6.5% per annum was maintained for savings accounts and the maximum lending rate was set at 28% per annum.

Despite the Venezuelan Central Bank's restrictive policy, the monetary market continued to register high liquidity surpluses due to increased public spending, thus maintaining the falling trend in lending and borrowing rates. Banco Mercantil, a subsidiary of MERCANTIL, continued to play an active role in this market, with an annual average share of 7.5 % in terms of absorption instruments offered by the Central Bank, as well as interbank operations.

As in 2005, the fixed-income securities market in 2006 remained highly liquid and larger volumes were traded. Through its Banco Mercantil and Merinvest Sociedad de Corretaje de Valores subsidiaries, MERCANTIL was actively involved in the weekly auctions held by the Ministry of Finance and as a market maker in the secondary market for debt securities. Through its subsidiary Banco del Centro in Panama it also participated in the international market for securities mainly from Latin American issuers.

Interest Rates of the Venezuelan Market



Interest Rates
12,00
10,00
8,00
6,00
4,00
2,00
0,00
01/06/2006
02/06/2006
03/06/2006
04/06/2006
05/06/2006
06/06/2006
07/06/2006
08/06/2006
09/06/2006
10/06/2006
11/06/2006
12/06/2006
TAM
YTM DPN 1Y
YTM DPN 4Y

*TAM: Average Lending Rate of the six leading bankss
YTM DPN 1Y: Yield to Maturity of 1 year Government Debt
YTM DPN 4Y: Yield to Maturity of 4 year Government Debt

Federal Reserve Interest Rates and US Treasury Bonds


6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06

Treasury 2 years
Treasury 10 years
Fed Funds

* **Treasury 2 years and 10 years:** US Treasury bonds, 2 and 10 years maturity
Fed Funds: Federal reserve Interest Rates and US Treasury bonds.

In November the Ministry of Finance participated in the "*Oferta Combinada Bono del Sur.*" MERCANTIL participated in this bond offering primarily as a broker for its customers, through Banco Mercantil and Merinvest.

In the US market, the Federal Reserve continued to implement its policy to raise interest rates. This was done in four stages, of 25 basis points each, totaling 100 basis points by year end, closing the year with a marker rate of 5.25% per annum. Consequently, in the case of financial vehicles with dollar exposure, decision-making was oriented towards maintaining a positive gap in interest rates to generate more rate changes in assets than in short-term liabilities.

Uncertainty over the performance of the US economy and its effect on the FED's decisions brought about changes in market interest rates. In the first semester there was an upward shift of nearly 75 basis points along the US treasury rates curve compared to the end of 2005 and as of the second semester of 2006 an expected recession and the likelihood of cuts in the Fed funds rate, reduced the treasury bond curve by nearly 25 basis points compared with the previous semester. The ultimate effect was an increase of almost 36 points compared to the end of 2005.

In 2006 steps were taken to maximize the economic value of the companies in the group. The strategies executed by the Treasury Unit in the U.S., which is responsible for managing liquidity and the interest rate risk of MERCANTIL's financial vehicles outside Venezuela, took into consideration the total return of the financial instruments to be included in the investment portfolio and the impact on the global composition of the balance sheet. In the case of Commercebank, short-term investments continued to average US$ 450 million and account for approximately 10% of the bank's total assets the investment portfolio underwent a recomposition with instruments liable to be sold under repurchase agreements. Banco Mercantil (Schweiz) AG, (BMS), Banco Mercantil Venezolano (BMV) and BMC Bank & Trust Ltd. (BMC) followed the same strategy.

Portfolio of Available for Sale and Held to Maturity Investments Commercebank N.A.



Thousands of US$
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Guaranteed US Agencies
Government Sponsored Enterprises
Short Term Investments
Other Investments
Private Mortgages
Held to Maturity
December 2006
December 2005

Financial Statements US GAAP

During 2006 the Corporate Comptroller's Unit prepared the financial statements of Mercantil Servicios Financieros in accordance with Generally Accepted Accounting Principles in the United States (US GAAP), facilitating decision-making by international investors who can use them to compare MERCANTIL with other banks and companies around the world on the basis of the same accounting principles. An audit report by PriceWaterhouseCoopers on financial statements prepared in according with US GAAP at the end of 2005 is available on our website: www.bancomercantil.com.

For MERCANTIL, the main differences between Venezuelan accounting standards and US GAAP for 2004 and 2005 were the larger loan portfolio provisions in the Venezuelan regulatory environment, more assets from deferred corporate income tax and the effect of converting non-monetary assets to US dollars.



OTERO, Alejandro

Coloritmo 36, 1958.
(*Coloritmo 36*).

Lacquer on wood.
200 x 48,5 x 3 cm.
Mercantil Collection.



OTERO, Alejandro

Untitled (Man seated), Undated.

Gouache on paper.
54 x 42 cm.
Mercantil Collection.

Service Quality and Operating Efficiency

Global Operations and Tecnology

During 2006 MERCANTIL's Global Operations and Technology Unit reinforced its support strategy to deliver products and services through the implementation of initiatives based on efficiency and efficacy to enhance quality of service, reduce operating risks and expedite operations. Further attention was paid to dimensioning distribution channels and improving products and services through process factory design focused on the elimination of defects and non value added activities. At the same time new lines of service were incorporated in the area of quality management under ISO 9000, and system functionalities and models were also developed to orientate MERCANTIL's technology, applications, and information and process architectures.

In 2006 Banco Mercantil inaugurated 10 new offices and Commercebank opened 3 that were formerly owned by Florida Savings Bank.

Banco Mercantil affirmed itself as the Automatic Teller Machine network leader in Venezuela with 193 new ATMs, bringing the total number to 1,203 in 757 locations and consolidating its positioning in this channel as the bank with the greatest nationwide presence. It also exceeded the point-of-sale installation goal by adding 9,049 new POS ones and affiliating 7,460 new establishments, closing the year with a network of 27,572 points of sale.

Banco Mercantil New Branches

Office	Region
Supermetanol	East
M.M.C. Automotriz	East
Ameriven - Bare	East
C.C. Las Trinitarias	Center-west
C.C. Sambil Valencia	Carabobo
C.C. La Cascada - Maturín	South
C.C. Sambil San Cristóbal	Los Andes
C.C.C. Tamanaco II	Metropolitan III
C.C.C. Mercado San Jorge	Metropolitan II
C.C. Los Naranjos	Metropolitan III

Commercebank New Offices

Office	Location
Coral Way	Coral Way
Pinecrest	Pinecrest
Sunny Isles	Sunny Isles

Distribution channels

MERCANTIL's distribution channels underwent a significant expansion, in line with the growth in the level of transactions and the improvement in customer service levels. At the end of the year it had 326 offices (Banco Mercantil and Commercebank), 1,223 ATMs, 27,572 POS, 358 Call Center operators and 508 IVR ports, plus the Personal Online Banking and Business Online Banking services.

Service Quality and Operating Efficiency

The following are some of Banco Mercantil's major projects:

Participation of the office network in the payment of beneficiaries of the Vuelvan Caras Mission that commenced in May 2006 in five Venezuelan states (Monagas, Sucre, Portuguesa, Guárico, Vargas and Mérida).

Improvement of data quality, achieved by replacing 976,109 customers' old *"Llave Mercantil"* with new ones.

Incorporation of new functionalities in the data systems to facilitate and support foreign exchange settlement services at banking offices in the case of applications for currencies other than US dollars; and to receive payments from customers who spent more with their credit cards than the amount authorized under the exchange control system.

Support modules were also set up for the issuance, custody and payment of Bonos del Sur bonds, the adaptation of transfer and payroll systems for transaction processing through the electronic clearing house payment methods for the transfer and payroll systems to process payment methods and release of the Client Trade system so that customers can process their electronic issue of Letters of Credit operations directly in real time.

Incorporation of new system functionalities for Personal Online Banking, to handle applications for the Préstame Mercantil product, sales options for Vital Mercantil policies and six new information sections: Promotions and Innovations; User Guide for Mercantil Cardholders, Innovations for Entrepreneurs, Points of Sale, Information on the Exchange Control System and Mercantil's Points of Sale.

The processes for answering customers' e-mails were optimized and all emails are now answered in 12 hours at the outside.

New automated query services (IVR) were implemented through: Authorization of AER Cards (Cesta Ticket Meals Vouchers) through the Robot-Operador (IVR), affiliation and payment of insurance policies, Brokerage Account affiliation and *"Préstame Mercantil"* applications.

Customer service at Seguros Mercantil was automated to handle verification processes for policies and letters of guarantee, settlement of outpatient services, fax forwarding of commitment forms and order forms for medical tests. Also included in the customer service infrastructure were exclusive telephone lines for policyholders and suppliers and a website for online consultation of medical tests order forms.

Certificates Lines of Service ISO 9001:2000

Lines of Service	2006	
	Ratified Certifications	New Certifications
Processing of banking transactions at HUB office network desks		•
Processing of debit card transactions through the ATM network		•
Processing for settlement, collection, extensions and renewals, payment of promissory notes and recording of bonds and guarantees required by the Middle Market and Commercial Banking business		•
Service to corporate clients for settlement, custody and payment in the secondary market (spot sale and purchase / structured sale) of fixed-income securities : government debt, treasury letters and dematerialized bonds in local currency in custody and in Banco Mercantil accounts		•
Requests for banking services and transactions through the Mercantil Call Center)	•	
Electronic handling of service orders and online banking transactions (Mercantil On Line - Business and Personal)	•	
Printing and Distributing security plastic for Credit Cards	•	
Nationwide Home Delivery of Checkbooks	•	

Transactional Processing Time

Factory	Product or Service	Year-on-Year Variation in processing times 2005-2006 (%)
Loans	Mortgage loans applications	-40%
	Car loans applications	-56%
	Promissory notes applications	-33%
Account opening	90% of openings for personal accounts	-43%
Letters of Credit	Electronic issuance of letters of credit	-56%
	Standard issuance of letters of credit	-22%
Teller Transactions	Check payment processing	-13%
	Check payment processing that requires signature confirmation	-31%
Credit Cards	Response to 64% of credit card applications	-75%

New Certified Service Lines ISO 9001:2000. FONDONORMA, the Venezuelan Standardization and Quality Certification institute, certified four new lines of service for Banco Mercantil, in keeping with ISO 9001:2000. At the same time it ratified the quality certifications obtained in previous years, ensuring that the departments involved in the audited quality management system continue to comply with the quality requisites and standards in their respective units..

MERCANTIL, which is at the forefront in the application of techniques designed to simplify and eliminate waste and activities that add no value to customer interaction process, through the integration and synergy of the most advanced techniques (Lean Manufacturing and Six Sigma), made progress in the implementation of the "Transaction Factory" concept, fostering changes in order to fine tune operational excellence-oriented processes.

A series of scheduled initiatives corresponding to the Local Factories for Credit Applications, Opening of Accounts, Letters of Credit, Credit Cards and Teller Transactions were concluded. These are geared towards the simplification and standardization of the documentation requested, minimization of errors and reworking, and strengthening of the methods used to execute processes in the sales force.



The main initiatives aimed at orienting the technology, applications, information and process architectures at MERCANTIL were: the conclusion of the corporate data model design phase, whose aim is to improve data availability and integrity in all channels through a common interface; and the controlled data redundancy scheme to keep the service up and running in the event of a contingency and facilitate implementation and use of analytical and business intelligence solutions to deepen the customer relationship.

The design phase of the applications integration model was also concluded. It now ensures inter-operability between back-end applications and distribution channels and enables businesses to meet market demands faster through short time cycle systems development as and when they are required.

The most important projects undertaken at Commercebank in 2006, particularly in the area of security, were: implementation of the Secure Access Card to provide additional protection when accessing Personal Online Banking, using a unique, non-transferable code followed by a second identity authentication level for high-value transactions to avoid fraudulent access to accounts and transactions by third parties.



In the operational and technological infrastructure area, Commercebank integrated the branches that formerly belonged to Florida Savings Bank, efficiently controlling customer service level impacts and the impacts resulting from the process to integrate both banks' databases.

The functionalities for releasing the Visa Platinum Credit Card product were supported by new projects to improve the use of information systems and attract new domestic customers by offering them a product with differential attributes such as a fixed interest rate, free maintenance and a reward scheme. The systems development phase was initiated for the online bill pay product through which domestic customers pay providers for services and the cost is debited to their bank account.

OTERO, Alejandro

Untitled (Male head and torso), 1928.

Gouache on paper.
55,5 x 45 cm.
Mercantil Collection.





OTERO, Alejandro

Serie de las cafeteras,hacia 1947.
(*Coffee-pot series, about 1947*).

Oil on fabric.
80.6 x 65 cm.
Mercantil Collection.

Global Human Resources

Global Human Resources Management's efforts mainly involved allocating staff to handle the increasing volume of business activities; maintaining the competitive remuneration system; designing new talent development and search schemes; complying with labor legislation and negotiating Collective Bargaining Agreements; improving the quality of life of employees; monitoring and following up the organizational environment and updating the unit's administrative and service platform.

Staffing

Mercantil Servicios Financieros had 9,547 employees on its payroll at year end (compared with 8,612 the previous year), 90.6% are employed by Banco Mercantil, Seguros Mercantil, Merinvest and other subsidiaries of MERCANTIL in Venezuela. The remaining 9.4% are employed abroad, mainly by Commercebank in the United States. The main reason for recruitment in 2006 was to meet staffing requirements for activities involving face-to-face communication with customers.

Competitive Positioning of Remuneration

The strategy to strengthen the competitiveness of MERCANTIL's staff remuneration policy was intensified. It involved monitoring MERCANTIL's own remuneration policy, selecting specific job markets as benchmarks, comparing them and deciding on adjustments to group and individual wages or salaries. By monitoring the competition, MERCANTIL was able to preserve its competitive position to retain or attract staff with a profile that guarantees their commitment towards the company's goals and strategies. Certain aspects of Banco Mercantil's Goal Achievement Program were modified and more emphasis was placed on quantitative factors when evaluating the performance of business unit staff.

New talent development and search schemes

A project was introduced in 2006 to define competency models for MERCANTIL, acting on advice from the Hay Group. Thirteen roles were identified. They represent the company's macro-activities and the positions associated with them. Panels of experts were chosen for the roles mentioned, and goals, responsibilities, critical situations and management indicators were defined. This project is currently in its validation phase. To support the staff competency assessment process through MERCANTIL's 360° methodology scheduled for 2007, the Pensum tool was purchased and the activities necessary for its implementation were undertaken. The training programs continued and the most outstanding ones were the Operational Specialization Course, Advanced Operational Program, Training Course for Credit Analysts, Management Training Program IESA-MERCANTIL and the IESA-MERCANTIL Professional Training Program.

A 455,000 hour extensive training program was scheduled at a cost of Bs. 7,619 million. A total of 32,500 employees participated in training programs, averaging around 47 hours of training per person.





Labor legislation and negotiation of Collective Bargaining Agreements

In 2006 the Bylaws to the Labor Act were passed, repealing the Bylaws of 1973 and six Partial Bylaws. The Bylaws to the Workers Nourishment Law were also passed; as well as the decree establishing two successive increases in the minimum wage during the year, and the renewal of the decree on working stability which will remain in force until March 31, 2007, all of which required the adaptation and the implementation of the Human Resources processes to comply with legislative requirements.

As in the past, relations with the unions evolved harmoniously within a framework of mutual respect and autonomy, both, in the case of Seguro Mercantil's recently created union (Sindicato Único de Trabajadores de Seguros Mercantil) and the National Federation of Workers (*Federación Nacional de Trabajadores*) and their unions affiliated to Banco Mercantil.

In the second semester, Seguros Mercantil and the *Sindicato Único de Trabajadores de Seguros Mercantil* on the one hand and Banco Mercantil and the *Federación Nacional de Trabajadores* and its unions that are affiliated to Banco Mercantil on the other, negotiated and signed, respectively, the First Collective Bargaining Agreement of Seguros Mercantil and the Eleventh Collective Bargaining Agreement of Banco Mercantil, both of which are in force for the period 2007 - 2009.

Furthermore, in compliance with legislation on Prevention, and the Labor Environment Conditions, elections of the Seguros Mercantil Prevention delegates were held at the head office in Caracas.

Quality of Life of Employees

In 2006 a new fringe benefit plan of defined contributions, the *Plan de Ahorro Previsional Complementario Mercantil* was structured for all of MERCANTIL's employees. This plan also benefited all the workers of Banco Mercantil and Seguros Mercantil who did not belong to any retirement scheme. Banco Mercantil's workers who belonged to the *Plan Complementario de Pensiones de Jubilación Mercantil* in force were given the opportunity of opting into the defined contributions plan and the vast majority of them, 99.5%, chose to join the new plan.

In the area of social benefits, more than 4,000 study scholarships were given to employees and their children, in addition to contributions for educational materials, primary healthcare and other necessities. Additionally, a number of different holiday camps were organized for workers's children and peak levels of participation in them were achieved.

The *Hacia Una Nueva Etapa* ("Towards a new stage") program was initiated to ease the transition for staff nearing retirement age.

To strengthen integration among workers, the First Mercantil National Games (*I Juegos Deportivos Nacionales Mercantil*) were held in which employees of the subsidiaries in Venezuela participated. The gathering, in which 400 athletes from all parts of the country participated, was held in Valencia, Venezuela.







Review and follow-up of the organizational environment

At the beginning of 2006 the results of the 2005 review of the organizational environment in MERCANTIL's subsidiaries were reported and specific programs were begun in areas with room for improvement. In the second semester, and for the second year running, MERCANTIL's organizational environment was reviewed and a survey conducted (in which 76% of the staff participated) by the renowned Great Place to Work Institute.

The results of the survey revealed that 82% of the workers feel that MERCANTIL is a great place to work. According to the Institute's review of the organizational climate in the different subsidiaries and units, there is a solid foundation of ethical principles and values among the staff that is reflected in the opinion of 85% of the employees who see MERCANTIL as a serious, honest organization.

Modernization of the administrative and services platform

Within the framework of the project for improving the technological services platform to orientate employees towards a self-service environment, some of MERCANTIL's Venezuelan Intranet processes and services were automated during 2006. In the third quarter of the year, the Executive Committee approved the change in technological platform for Human Resources. This project will be implemented during 2007 and 2008.

OTERO, Alejandro

Untitled (Abstract figure), Undated.

Charcoal on paper.
45,7 x 35,2 cm.
Mercantil Collection.



Global Risk Management

The consolidation of Global Risk Management at MERCANTIL continued throughout the organization and a risk profile, aligned to the strategic objectives and capable of generating value for the shareholders and preserving the company's long-term financial and reputational solvency was configured.

Policies, processes and risk reporting systems, risk adjusted return on capital indicators (RAROC) were extended and standardized. Methodologies known as Value at Risk (VaR), Economic Capital, Earnings at Risk (EaR) and Economic Value were consolidated; and new risk assessments carried out on the processes in the different subsidiaries in other geographic regions. The timelines of the business continuity plans were extended and the organization's risk culture was measured. Development of the internal models used for the analysis, quantification and control of risk exposures in the group's different business lines was ongoing.

It is important to point out that during the year the first stage of the acquisition and implementation of a new technological platform for managing and measuring risk was concluded, and will facilitate the progression towards more accurate and sophisticated risk measurement, in line with best international practices and the new framework of capital adequacy for financial entities known as Basel II.

Credit Risk

Credit risk is conceived globally at MERCANTIL; its function responds to common principles and organizational criteria shared by its different subsidiaries. In order to develop it appropriately a series of credit policies, procedures and management tools have been established and are constantly evolving to a better and more sophisticated integral credit risk management.

Guided by a global vision, during 2006, efforts were focused on the improvement of methodologies and the implementation of a new rating model for corporate clients and to develop tools to support consumer credit risk, in order to standardize them in the different subsidiaries.

Importance was also afforded to the development of models to quantify real estate credit risk exposure in the United States, and tools to measure the impact on stress scenarios.

In line with the adjustment to best international business practices, the loan portfolio provisioning process was strengthened with the adoption of US GAAP standards at Banco Mercantil. This has enabled provisioning practices to be homologated for MERCANTIL's main financial vehicles.

The ongoing concern in adapting best risk management practices has maintained the active interest in following up the New Basel Agreement. This has meant significant progress in the review and identification of the main areas in which MERCANTIL's principal subsidiaries are lagging behind Basel II.

The following graph shows in detail the distribution of Mercantil's global credit risk, by geographic region and type of customer at year end 2006.

Breakdown of Credit Risk by Geographic Region and Type of customer
(Year 2006) MERCANTIL



Venezuela
USA
Other Countries
Mexico
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Venezuelan Central Bank
Other Companies
Corporate Clients
Individuals
Government
Other Assets
Financial
Real Estate Loans
Government Sponsored Agencies

Investments and legal reserve in the Central Bank of Venezuela made up the largest portion of MERCANTIL's credit risk exposure, accounting for 18.9% of the bank's portfolios in terms of credit risk exposure compared to 14.5% in 2005.

The other companies (small and medium-size companies) portion of the credit risk exposure was 18.2%, down slightly from the 19% registered in 2005.

The government segment portion of the credit risk exposure of the bank fell to 13.5% compared with 2005 (18%).

In 2006 the corporate client credit portion was similar to 2005, 13.2%, of the total credit risk exposure of the bank and was broken down by country as follows: Venezuela 7.4%, USA 3.8% and Mexico 1.3%.

The personal loans portion of the credit risk exposure of the bank was 11.1%, broken down as follows: Venezuela 8.9% and USA 2.1%. The increase is attributable to the growth in residential mortgage loans, vehicle loans and credit cards.

The other assets portion of the credit risk exposure rose to 7.2% in 2006, compared with 5.6% in 2005.

The financial segment portion of the bank's credit risk exposure was much the same as in 2005, around 7% of the credit risk exposure of the bank's loan portfolios. In terms of exposure by country, this business segment is concentrated in the United States (2.6%) and other countries (3.7% Brazil, Salvador and Colombia).

In 2006 the proportion of real estate loans fell by comparison with the previous year. Likewise the real estate portion of the credit risk exposure fell to 6.5% from 8.7% in 2005, while the proportion earmarked for US government-sponsored agencies dropped from 5.3% in 2005 to 4.1% in 2006.

The following figure illustrates how total risk exposure is broken down according to the risk level of a customer and rated against a master scale. The scale goes from 1 to 10, with 10 being the highest score. Each level is associated with a probability of default (PD) which is included in the internal models for calculating economic capital.

Client Credit Risk according to Master Scale Rating
(Year 2006) MERCANTIL


30%
25%
20%
15%
10%
5%
0%
1
2
3
4
5
6
7
8
9
10

MARKET RISK

MERCANTIL analyses different methodologies in order to measure market risk. These include Value at Risk (VaR) based on the Variance Covariance method with a 98% interval of confidence and a one-day time horizon Financial Margin Sensitivity due to interest rate changes (Repricing Gaps, Risk Gains), Liquidity Gaps and a series of other measures and market risk management ratios. These models are compared with backtesting studies and complemented by simulations, adding stress situations based on extreme market conditions.

Market Risk in Investment Portfolios in 2006

In aggregated terms, in 2006 the average VaR of consolidated available-for-sale investments fell to Bs. 14,860 million (US$ 7.0 million), 0.2% of this position, from Bs. 23.641 million (approximately US$ 12.3 million) in 2005, representing 0.4% of the position.

Market Risk in Trading Activities in 2006

MERCANTIL's trading and positioning activities were concentrated in fixed-income financial markets in Venezuela, Latin America and the United States.

Venezuelan Financial Market

In the Venezuelan financial market the daily price volatility of bolivar-denominated debt securities continued their downward trend, reaching 0.13% compared with 0.23% in 2005 in response to the issue of VEBONO government bonds maturing June 2009.

Trading in fixed-income bolivar-denominated securities maintained an average VaR of Bs. 1,612 million in 2006, with a high of Bs. 2,954 million and a low of Bs. 528 million. These amounts were higher than in 2005 when the VaR averaged Bs. 825 million, with a high of Bs. 1,921 million and a low of Bs. 241 million. Application of backtesting methodology to the VaR showed losses or gains to be outside the ranges forecast and within the estimated parameters.

The average VaR of trading in bolivar-denominated equity securities in 2006 was Bs. 22 million, with a high of Bs. 64 million and a low of Bs. 1 million.

Latin American Markets

MERCANTIL's investment in the fixed-income foreign currency-denominated Latin American bond market consists mainly of Venezuelan bonds. Volatility levels in this market continued their downward trend. The daily volatility of Venezuela's 2027 global bond prices was around 0.43% in 2006, which was below the 0.71% recorded in 2005.

The average VaR of non-equity securities in foreign currency transactions was US$ 133,000, with a high of US$ 376,000 and a low of US$ 5,000. The results of backtesting on the VaR show that 1% of the losses or gains were outside the ranges forecast, which is within the estimated parameters..

Fixed Income in Bolivars. Year 2006


MM VEB
600
400
200
0
-200
-400
-600
# Observations = 249
Exceptions = 1
% Exceptions = 0%

Fixed Income in Foreing Currency Year 2006


USD
600
400
200
0
-200
-400
-600
# Observations = 268
Exceptions = 3
% Exceptions = 1%
02/01/2006
02/02/2006
02/03/2006
02/04/2006
02/05/2006
02/06/2006
02/07/2006
02/08/2006
02/09/2006
02/10/2006
02/11/2006
02/12/2006

US Market

MERCANTIL's trading activity in this market was in Mortgage Backed Securities (MBS) with an average VaR of US$ 154,000 at year end and in Credit Spreads with an average VaR of US$ 32,000.

Operational Risk

MERCANTIL has consolidated a structure capable of managing the operational risks inherent to its global activities in an effort to guarantee more secure and profitable business and satisfy the expectations of customers, shareholders and regulatory entities to and hence give the organization a competitive edge.

Vital importance was afforded in 2006 to the identification of risks. This involved evaluating process and structuring and implementing an assessment plan on a global scale, aimed at mitigating potentially high-impact operational risks for the organization. Risks are followed up and controlled through event reporting, and reputational risk and legal risk have been included to extend the assessment of risk impact on the Institution.

The development of operational risk management is essential for MERCANTIL and emphasizes the importance of preparedness for extraordinary and exogenous events associated with its company-wide processes. In line with its policy of applying best practices in the field of operational risk management, MERCANTIL subscribed to the Risk Management Association's (RMA) KRI Library service. The service gives MERCANTIL access to the risk indicators used by banks worldwide, enabling the organization to use and exchange information and do benchmarking.

Risk analysis in terms of frequency and severity are of major importance in operational risk management, allowing insurance coverage to be optimized on a cost-benefit basis and guaranteeing risk transfer for potential catastrophic risks.

The scope of the Business Continuity Plan was extended and new scenarios introduced so that the Institution can prepare its response in the event of business interruption due to any one of those scenarios.

Current plans were reviewed and updated to reinforce the business continuity culture at MERCANTIL.

The promotion of a risk culture at MERCANTIL is the basis of operational risk management and the reason why awareness programs continue to be implemented throughout the organization. Risk culture also continued to be measured in the subsidiaries, denoting a "Good" risk culture.

Framework Implementation for Operational Risk



% 100
80
60
40
20
0
Venezuela
USA
Switzerland
Panamá
Other
Total Average

Mercantil Servicios Financieros
Operational Risk Event Distribution
Year 2006



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
External fraud
Execution, delivery and process management
Impact on business and system mal function
Damage to physical assets
Internal fraud
Work practices and security in the work environment
Practices related with clients and products
Severity
Frecuency



OTERO, Alejandro

Calavera, 1947.
(Skull - Coffee-pot series).

Oil on fabric.
55 x 65,5 cm.
Mercantil Collection.

OTERO, Alejandro

Cuerpo A, 1965.
(Body A).

Collage. Ink and paper.
51 x 43 cm.
Mercantil Collection.



Performance of Subsidiaries

MERCANTIL's global management activities encompass operations in Venezuela and abroad. These are presented under the Management Discussion and Analysis section. A summary of MERCANTIL's operations through each of its subsidiaries as of December 31, 2006, in accordance with the accounting standards of the National Securities Commission (CNV), is given below.

Mercantil Servicios Financieros [1]

(In million of Bs.)

Shareholder's Equity Bs. 2.589.423 (31/12/2006)

Shareholder's Equity	Banco Mercantil C.A. Bs. 1.484.428	Commercebank Holding Corp. Bs. 622.954	Holding Mercantil Internacional Bs. 124.852	Seguros Mercantil, C.A. Bs. 224.534	Merinvest, C.A. Bs. 59.042	Others Bs. 73.613	
Main Activity	Venezuelan Universal Bank	Commercial Bank, Brokerage and Trust Services in Usa	International Banks	Insurance in Venezuela	Investment Banking, Mutual Funds, Trading & Brokerage in Venezuela	Other Non Financial Businesses	
Main Subsidiaries		Commercebank N.A. Commercebank Investment Services (CIS) Commercebank Trust Company (CTC)	Banco Mercantil (Schweiz), AG (Switzerland) BMC Bank & Trust (Cayman Islands) Banco Mercantil Venezolano NV (Curacao) Banco del Centro Panamá		Merinvest Sociedad de Corretaje, C.A. Merinvest Sociedad Administradora de Entidades de Inversión Colectiva, C.A. Mercantil Servicios de Inversión, C.A.		**Total**
(In millions of Bs.) [1]							
Total Assets	18,881,642	10,763,184	891,932	712,598	158,785	308,826	31,716,967
Investments	5,922,931	4,805,621	456,944	483,723	68,968	221,034	11,959,221
Loan Portfolio, Net	8,609,434	5,559,923	410,917	0	0	0	14,580,274
Deposits	16,487,919	8,027,097	731,856	0	0	0	25,246,872
Net Income for the Year	378,932	91,902	8.708	56,172	13.292	6,728	555,734
(In millions of US$.) [2]							
Total Assets	8,804	5,019	416	332	74	144	14,789
Investments	2,762	2,241	213	226	32	103	5,576
Loan Portfolio, Net	4,014	2,593	192	0	0	0	6,799
Deposits	7,688	3,743	341	0	0	0	11,772
Net Income for the Year	177	43	4	26	6	3	259
Number of Employees	7,341	833	48	1,190	42	93	9,547

1 Financial information presented in accordance with CNV standards. Figures net of elimination of intercompany transactions.

2 Figures in US$ presented as referential information without representing an accounting basis; the Balance Sheet is translated at the closing exchange rate and the Income Statement at the average exchange rate for the period, both Bs. 2,144.60/1US$ as of December 31, 2006. Controlled exchange rate in Venezuela since February 2003.

Comments and a summary of the financial statements of MERCANTIL's main subsidiaries are presented hereafter, based on the accounting standards applicable to each of them. According to these standards, there are differences regarding the consolidated information in the previous table which is in accordance with the standards of the National Securities Commission. Banco Mercantil complies with the standards of the Superintendency of Banks in Venezuela and Commercebank with US-GAAP. Seguros Mercantil complies with the standards of the Superintendency of Insurance in Venezuela, and Merinvest with the National Securities Commission (CNV).



BANCO MERCANTIL:

Banco Mercantil's total assets grew Bs.6,149,221 million (56.7%) compared to December 2005. During 2006 the net loan portfolio grew Bs. 1,846,698 million (27.3%) and public deposits by Bs. 5,724,104 million (63.8%). Loan portfolio quality remains very favorable. The ratio of past-due and non-performing loans to total loans is 0.7%, while for the Venezuelan financial system as a whole it is 0.9%.

At year end Banco Mercantil ranked third in the Venezuelan financial system in terms of total assets, with an 11.0% market share. The institution with the largest share in the market has 12.5%. Banco Mercantil ranks second in terms of gross loans, with a 13.5% share of the market. It is also third in Venezuela with 13.5% and 12.3 % in terms of deposits excluding government deposits and total deposits respectively. It is the leading institution in savings deposits with a 15.8% market share.

As of December 31, 2006 investments in securities are made up as follows: 63.4% certificates of deposit and other securities issued by the BCV; 30.4% securities issued or guaranteed by the Venezuelan government; 0.7% securities issued by the US government, and 5.5% securities issued by the Venezuelan and international private sectors and by US government sponsored agencies.

Shareholders' equity grew Bs. 318,442 million (26.5%) compared with December 31, 2005. This increase mainly includes Bs. 424,124 million in net earnings during 2006. It also includes Bs. 70,007 million corresponding to cash dividends paid out and Bs. 21,542 million corresponding to the adjustment to market value of investments available for sale and Bs. 14,133 corresponding to the conversion of assets belonging to foreign subsidiaries.

As of December 31, 2006, the equity/assets ratio is 9.8% (minimum requirement 8%) and equity/risk-weighted assets, according to the standards of the Superintendency of Banks in Venezuela, 13.9% (minimum requirement 12%).

Compared to 2005, Banco Mercantil's net earnings fell Bs. 47,750 million (10%) to Bs. 424,124 million in 2006. This reduction is primarily associated with the Bs. 240 billion in earnings generated in 2005 from the sale of Banco Mercantil's equity stake in Bancolombia. Net earnings in 2006 include a broader financial margin due to growth in average volumes of financial assets and liabilities and additional earnings on the sale of investments.



As of December 31, 2006, the Net Interest Income increased by Bs. 290,739 million, 37.5% more than in 2005 when it reached Bs. 775,661 million.

The increase in average volumes of financial assets and liabilities in Venezuela 36.7% and 41.0% respectively compared to December 2005 was the main reason for the variation in the Net Interest Income.

Operating expenses increased Bs. 276,836 million, 38.1% by comparison with 2005, mainly due to the Bs. 160,523 million (46.7%) increase in personnel expenses, which includes implementation of the new Mercantil's employee savings scheme called the *"Plan de Ahorro Previsional Complementario Mercantil"* which replaced the former *"Plan Complementario de Pensiones de Jubilación Mercantil"* to bring benefits in line with the country's new labor market trends. Additional expenses were incurred by the application of wage increase policies, incentive plans, personnel benefits and a 10% upsizing of the payroll, mainly office staff, to meet the growing demand for services and business. Further increases included: advertising expenses of Bs. 28,743 million (65.1%) outsourcing by Bs. 16,587 million (34.4%) and travel and communications expenses by Bs. 14,045 million (28.0%).

Venezuelan registered 17.0% inflation in 2006. This variable had a significant effect on Banco Mercantil's operating expenses.

Banco Mercantil, Consolidated

Year Ended
(In mililons of Bs. and US$)

	2006 US$[1]	**2006** bolivars	**2005** bolivars	**2004** bolivars
Total Assets	7,926	16,997,775	10,848,554	8,218,411
Investments in Securities	1,812	3,886,047	1,648,167	2,817,299
Loan Portfolio, Net	4,014	8,609,434	6,762,736	3,690,580
Deposits	6,853	14,696,656	8,972,559	6,675,101
Equity	708	1,518,642	1,200,200	1,018,487
Net Earnings for the Year	198	424,124	471,874	355,733

Historic figures according to the Superintendency of banks and other Financial Institutions' standards.
(1) Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.

COMMERCEBANK HOLDING:

As of December 31, 2006 Commercebank Holding's total assets amounted to US$ 5,019 million, 18.7% more than the previous year. Its investment portfolio at year end totaled US$ 2,241 million, representing a year-over-year increase of 9.4%. It is mainly comprised of highly liquid instruments issued by the United States government or US government sponsored agencies. The net loan portfolio grew 30.7% to US$ 2,593 million. Total deposits at December 31, 2006 were US$ 3,856 million, a variation of 14.7% over December 31, 2005.

Commercebank's earnings increased from US$38 million in 2005 to US$ 43 million in 2006, a year-over-year increase of 13%. This growth was mainly due to the increase in average volumes of assets and the rise in US interest rates.

Operating Expenses for the year grew US$ 24.1 million, 28% more than the previous year. This increase corresponds mainly to the expansion of the infrastructure for handling new strategies, such as the expansion of services and improvements in quality of service.

The results represent a 1.1% Return on Assets (ROA) at the end of both 2006 and 2005 and a Return on Equity (ROE) of 14% (14.9% in 2005). The main capital Adequacy Ratios for Commercebank N.A. are: equity/assets ratio of 8.1% and equity/risk weighted assets ratio of 11.7%, in accordance with the standards of the Office of the Comptroller of the Currency (OCC).

At the end of 2005, Commercebank N.A. announced that it had signed a merger agreement to acquire Florida Savings Bank from Florida Savings Bancorp, Inc. under the Federal Bank Merger Act. Florida Savings Bank, a financial institution operating in South Florida since 1999 with branches in Pinecrest, Sunny Isles Beach and Westchester, all located in Miami-Dade County, Florida. The merger process concluded in May 2006.

In October 2006, Commercebank furthered its growth strategy by launching the new Commercebank Platinum Visa credit card on the domestic market in the United States. The bank's objective as a credit card issuer is to offer customers a clear and useful value proposal. The benefits of this product are consistent with Commercebank's supply of high-quality financial products and services.

Fitch Ratings' annual report affirmed the investment grade assigned to Commercebank N.A. since 2004. Its long-term Deposit Rating (IDR) for the bank is BBB-, and its long-term rating for Commercebank Holding Corp, the US head office, is BBB-.

The ratings are based on the bank's consistent performance and sound capital base, and the adequate liquidity of the bank and its head office. They also reflect the quality of its assets.

Commercebank Holding Corporation Consolidated

Year Ended *(In millions of Bs. and US$)*	2006 US$[1]	2006 bolivars	2005 bolivars	2004 bolivars
Total Assets	5,019	10,763,184	9,065,213	7,071,623
Investments in Securities	2,241	4,805,621	4,390,963	3,528,457
Loan Portfolio, Net	2,593	5,559,923	4,253,178	3,361,867
Deposits	3,856	8,269,906	7,207,517	6,109,489
Equity	290	622,954	521,604	362,767
Net Earnings for the Year	43	91,902	79,995	48,462

Figures presented according to accounting principles generally accepted in the Unated States (US GAAP)
[1] Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.



Holding Mercantil Internacional

Holding Mercantil Internacional consolidates four overseas financial institutions: Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; Banco Mercantil (Schweiz) AG, in Zurich, Switzerland and BMC Bank and Trust Limited in the Cayman Islands.

Banco Mercantil (Schweiz) increased its assets in 2006 by US$ 59 million over December 2005, to US$ 281 million. At year end deposits totaled US$ 239 million, reflecting 28% growth over the previous year and generating an 18% increase in the investment portfolio, to US$ 121 million in relation to the end of 2005, along with 33% growth of the loan portfolio, to US$150 million, over the same period.

Holding Mercantil Internacional's assets were US$ 473 million at December 31, 2006 (US$ 381 million at the end of 2005), mainly due to the growth of the loan portfolio by US$ 50 million and the investment portfolio by US$ 43 million.

Holding Mercantil Internacional C.A. Consolidated

Year Ended
(In millions of Bs. and US$)

	2006 US$[1]	**2006** bolivars	**2005** bolivars	**2004** bolivars
Total Assets	473	1,014,698	817,865	716,982
Investments in Securities	269	576,064	484,578	436,871
Loan Portfolio, Net	193	413,062	305,376	260,854
Deposits	406	871,370	695,017	631,799
Equity	58	124,852	94,197	76,406
Net Earnings for the Year	4	8,708	14,914	(518)

Figures presented according to the National Securities Commissions' (CNV) standards
[1] Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.

Merinvest

Merinvest's subsidiaries include a securities brokerage company. a mutual fund and investment portfolio management company.

As of December 31, 2006 Merinvest attained Bs. 161,808 million in total consolidated assets, 177% more than in 2005. This growth is reflected in the investment portfolio which increased to Bs. 71.177 million (31% more than in 2005) and mutual fund operations (indexed financial assets) carried out by the Securities Brokerage company which amount to Bs. 84,801 million at the end of 2006.

Net earnings for 2006, was down 22.9%, from Bs. 22,480 million in 2005 to Bs. 17,335 million. This profit is mainly attributable to securities trading.

Through Merinvest Sociedad de Corretaje, Merinvest offered the *"Mutuos"* product in 2006. This consists of securities loans represented by Treasury Bills issued by the Venezuelan government with yields ranging from 3% to 12%.

Merinvest Sociedad de Corretaje de Valores offers the Merinvest Brokerage Account (CCM) product which had 17,097 clients at the end of 2006.

Seguros Mercantil

In 2006 net premiums grew 46% to Bs. 975,544 million, reflecting a remarkable sales effort. By year end, Seguros Mercantil ranked fourth in Venezuela in terms of net premiums, with a 9.3% share of the insurance market.

Total assets reached Bs. 828,134 million as of December 31, 2006 and shareholders' equity Bs. 265,527 million, giving a margin of solvency that meets the regulations in force.

The figures presented include all the mandatory and voluntary reserves required to guarantee the Company's operations, including claims reserves pending settlement and end-of-year payments. Guarantees and reserves amount to Bs. 460,504 million.

At year end, the Company's had an investment portfolio of Bs. 719,277 million, bringing total investments to guarantee technical reserves to Bs. 539,884 million. Sufficient liquidity to meet commitments to policyholders, advisors and reinsurers has always been maintained.

In 2006, net premium income for Individual Business Lines rose 57.2%, from Bs. 272,207 million in 2005 to Bs. 427,841, accounted for mainly by the health and automobile insurance businesses with Bs. 400,701 million. Bankassurance operations also grew 70.4%, due to customers' acceptance of the Vital Mercantil policies.

Merinvest, C.A.
Consolidated

Year Ended *(In millions of Bs. and US$)*	**2006** US$[1]	**2006** bolivars	**2005** bolivars	**2004** bolivars
Total Assets	75	161,808	58,515	59,888
Investments in Securities	33	71,177	54,285	56,629
Equity	28	59,042	52,311	55,265
Net Earnings for the Year	8	17,335	22,480	19,425

Figures presented according to the National Securities Commissions' (CNV) standards
[1] Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.

Seguros Mercantil, C.A. Consolidated

Year Ended (In millions of Bs. and US$)	2006 US$[1]	2006 bolivars	2005 bolivars	2004 bolivars
Total Assets	386	828,134	554,954	352,159
Investments in Securities	335	719,277	464,097	291,817
Equity	124	265,527	185,122	116,032
Net Earnings for the Year	27	57,350	52,148	31,402
Net Premiums	455	975,544	670,127	486,370

Historic figures stated in accordance with the standards of the Superintendency of Insurance in Venezuela.
[1] Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.

Net premiums for Collective Business Lines totaled Bs. 347,349 million, 51% more than in 2005. This segment accounts for a significant, 35.6%, proportion of the company's portfolio.

The Property and Casualty Business attained net premium income of Bs. 200,354 million, 19% of the company's portfolio, with highly favorable technical results which made a very significant contribution to the quality of the company's technical performance.

Technical Income improved considerably, settling at Bs. 20,224 million in 2006, with a combined ratio of 97.2%.

Net Income rose to Bs. 57,350 million. Net earnings, not including exchange earnings in 2005, grew 39,9% from Bs. 39,942 million in 2005 to Bs. 55,867 million in 2006.

Other Related Businesses

Mercantil Inversiones y Valores

In 2006 Mercantil Inversiones y Valores sold its 43% equity stake in Cestaticket Accor Services, a company that issues food vouchers that are used by companies to pay worker incentives or benefits. During the year the company attained Bs.124,939 million in sales and Bs. 64,171 million in profits, representing 33% year-over-year growth and a market share of 47%.

Servibien, a subsidiary of Mercantil Inversiones y Valores whose main activity is trading in real property and assets belonging to MERCANTIL and its subsidiaries, achieved real estate sales of Bs. 21,265 million in 2006, 69.17% of which correspond to property owned by Banco Mercantil and 30.83% to property belonging to Seguros Mercantil and Mercantil Inversiones y Valores. Automotive vehicles recovered by Seguros Mercantil were sold at auction for a total of Bs. 10,548 million.

At the close of 2006, Mercantil Inversiones y Valores, C.A. registered assets and liabilities of Bs. 83,165 million and Bs. 75,253 million respectively and reported Bs. 24,622 million in earnings.

Mercantil Inversiones y Valores, Consolidated

Year Ended (In millions of Bs. and US$)	2006 US$[1]	2006 bolivars	2005 bolivars	2004 bolivars
Total Assets	39	83,165	75,757	158,576
Investments in Securities	33	70,755	64,699	146,383
Equity	35	75,253	66,489	154,501
Net Earnings for the Year	11	24,622	94,125	30,398

Figures stated in accordance with Accounting Principles Generally Accepted in Venezuela
[1] Balance sheet figures are converted at the closing exchange rate and results at the average exchange rate, both Bs. 2,144.60/US$1 at December 31, 2006. Controlled exchange rate in Venezuela since February 2003.



OTERO, Alejandro

Cafetera Rosa, 1948.
(Pink coffee-pot).

Oil on fabric.
65 x 54 cm.
Mercantil Collection.

Credit Ratings

During 2006 credit ratings were conducted on Banco Mercantil, Commercebank Holding and Commercebank N.A., as well as on Mercantil Servicios Financieros (MERCANTIL). These ratings denote the sound position of MERCANTIL and its institutions in all the geographic regions where it operates.

The following table summarizes the credit ratings of Mercantil Servicios Financieros, Banco Mercantil (Banco Universal), Commercebank Holding and Commercebank N.A., given by Clave Sociedad Calificadora de Riesgo, Fitch Ratings and Moody's Investors Service.

Mercantil Servicios Financieros	**Fitch Ratings**	**Clave**
National Ratings		
Long Term	AA+ (Ven)	
Short term	F1+ (Ven)	
Unsecured Bonds (long Term)	A2	A2
Comercial Paper (short term)	A1	A1

Banco Mercantil	**Fitch Ratings**	**Moody's**
National Ratings		
Long Term	AA (Ven)	-
Short term	F1 (Ven)	-
International Ratings		
Long Term (foreing currency)	B+	B3
Short term (foreing currency)	B	-
Individual	D	E+

Commercebank Holding and Commercebank N.A	**Fitch Ratings**
International Ratings	
Long Term (deposits)	BBB
Long Term	BBB-
Short term	F3
Individual	B/C

The national rating of Mercantil Servicios Financieros reflects its leadership in the Venezuelan financial sector through its main subsidiaries in Venezuela: Banco Mercantil, Seguros Mercantil and Merinvest Sociedad de Corretaje, as well as its growing market position in the State of Florida in the United States, through Commercebank Holding and Commercebank N.A. Its sound risk management and the constant improvement of its organizational structure have been key factors in obtaining this rating.

All the ratings of MERCANTIL's issues are among the best assigned to a Venezuelan issuer and reflect the low risk of those instruments based on the institution's capacity to make capital and interest payments under the agreed terms and conditions.

The national risk ratings for Banco Mercantil reflect a sound market position, optimum risk management, a stable and diversified deposit base, and adequate levels of capitalization and liquidity. They are also the best ratings of a financial institution in Venezuela. The international ratings are largely dependent on the sovereign risk of Venezuela whose current rating, according to Fitch Ratings is BB- and according to Moody's B1.

The rating for Commercebank Holding and Commercebank is for investment grade and the credit risk is low. This is a very good rating and reflects the bank's efficient management of liquidity, sound quality of its assets and stable financing profile.

Alejandro **OTERO**

En transparencia I, Undated.
(In transparency).

Stainless steel
150 x 280 x 124 cm
Mercantil Collection



Prevention and Control of Money Laundering

The mission of MERCANTIL's Prevention and Control of Money Laundering Unit is to ensure compliance with Money Laundering legislation in force (Superintendency of Banks Resolutions 185-01 and 136-03, National Securities Commission Resolution 178-05, Superintendency of Insurance Decision 1150, the Organic Law Against Organized Crime and the Organic Law Against Illicit Traffic and Use of Narcotic Drugs and Psychotropic Substances in Venezuela).

Through its systematic, professional approach it supports the organization by identifying, following up and managing reputational risk from money laundering, and provides information, analysis and recommendations to ensure that all activities and operations are undertaken in accordance with best international practices and with the recommendations of the Financial Action Group (GAFI) and the Wolfsberg Principles.

The Comprehensive System for the Prevention and Control of Money Laundering guarantees compliance with anti-money laundering legislation. It consists of a Compliance Officer, a multidisciplinary committee and a Prevention and Control of Money Laundering Unit for areas pinpointed as susceptible to money laundering activities.

The Unit implements operating and follow-up plans, undertakes evaluation and control, and has a Code of Ethics and a Manual on Anti-Money Laundering Policies, Standards and Procedures. Anti-money laundering activities in 2006 focused on: extending the scope and intensity of anti-money laundering efforts; minimizing money-laundering risk by obtaining approval to implement policies and updating the Policy, Standards and Procedures manual twice a year; appointment by the Board of Directors of 207 employees responsible for compliance in the areas under their administration, implementing new monitoring and control procedures, staff training with particular emphasis on the people who manage the areas most susceptible to risk, and procurement of state-of-the-art technology. This has made the institution's anti-money laundering structure both efficient and effective. It is highly professional in risk management and through its interaction with the rest of the units the system is constantly improving.

Employees from the Compliance, Legal Counsel, Operational Risk, Human Resources, Investment Banking and Prevention and Control of Money Laundering areas attended national and international conferences on money laundering and terrorism financing.

Mercantil's Anti-Drugs Program "Knowing is Winning" was developed. It includes an annual program of activities designed to discourage workers and their friends and relatives from involvement in anti-drug trafficking and use, in accordance with the provisions of Article 96 of the Organic Law Against Organized Crime and the Organic Law Against Illicit Traffic and Use of Narcotic Drugs and Psychotropic Substances in Venezuela.

The "Know your Customer" policy is crucial to the timely detection of operations presumed to involve money laundering. Anti-money laundering compliance processes are reviewed on a regularly basis by the Superintendency of Banks, the Superintendency of Insurance, the National Securities Commission, and the Independent and Internal Auditors.

The control and oversight mechanisms in place, especially at Mercantil's subsidiaries - Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest, are adequate for the timely detection of operations presumed to involve money laundering, given the nature of their activities.

In 2006, Commercebank's Compliance Unit adapted its money laundering risk management and supervision programs to focus on high-sensitivity products, services and industries. It also updated its policies and procedures to incorporate the legal provisions enforceable under the Bank Secrecy Act with regard to private and correspondent banking.



OTERO, Alejandro

Ce Cinq Mars 1825, 1962.
(This march 5, 1825).

Wood and handwritten paper.
64 x 36,2 x 3,3 cm.
Mercantil Collection.

Global Internal Auditing Unit

Mercantil Servicios Financieros (MERCANTIL) has an Internal Audit Unit that evaluates the effectiveness of the internal control system, risk management and corporate governance through a systemic, professional and independent approach. This unit provides information, analysis and issue recommendations, on a regular basis, on operations, finance, systems, regulations and taxation, to ensure that any action taken complies with the law and with the policies, standards and procedures established by the organization.

MERCANTIL's Internal Audit Unit, conducts its audits in coordination with the Board of Directors Audit Committee, based on risk assessment, compliance with internal controls and the efficient use of resources at home and abroad.

MERCANTIL's Internal Audit Unit is made up of the Audit Units of Banco Mercantil, Seguros Mercantil, Asset Management and Commercebank, through which it evaluates aspects related to internal controls in central units and processes, tax, compliance and quality control areas, banking centers, branches and agencies, encompassing all MERCANTIL's subsidiaries in Venezuela and abroad. It also outsources work to external consultants where necessary.

During 2006, 1,271 audits were conducted in the following areas:

MERCANTIL's Internal Auditing Unit afforded priority to reinforcing the units that handle the control processes that can have the strongest impact in terms of risk. Resources were used to pinpoint gaps and detect risks, help unit and process administrators to follow up on corrective action, cooperate with the independent auditors for their audits, assess anti-Money laundering prevention and control issues and ascertain the units' compliance with ISO 9001-2000 in the case of processes certified or pending certification by Fondonorma.

Banco Mercantil's Internal Audit Unit ascertained compliance with the following processes certified by Fondonorma: transaction handling and processing by tellers at regional head offices, transaction processing by the nationwide ATM network via the Llave Mercantil credit card; Promissory Notes and Securities, the Mercantil Call Center in Caracas; Commercial and Personal banking transactions through Mercantil On Line (Mercantil En Línea Empresas and Mercantil en Línea Personas), and direct delivery of checkbooks and credit cards to customers.

Audits

	Audit Type						
					Money Laundering Prevention & Control		
	General	Special	Follow-up	Quality	Central Processes	Branches and Agencies	Total
Banco Mercantil	412	62	30	166	71	301	1,042
Asset Management	16	3	-	-	4	1	24
Seguros Mercantil	56	39	-	-	32	-	127
Commercebank	72	2	-	-	4	-	78
Total MERCANTIL	556	106	30	166	111	302	1,271

OTERO, Alejandro

Saludo al siglo XXI, Undated.
(Salute to the Twenty-First Century).

Photograph (Iluminated box with color transparency).
104,5 x 114,5 x 14 cm.
Mercantil Collection.



Social Commitment

MERCANTIL demonstrates its commitment to society by adhering to one of the basic principles of its strategic vision of being "an integral institution and an important factor in the development of the communities and places in which it is involved." It also channeled Bs. 7,017 million through Fundación Mercantil and its subsidiaries in Venezuela for social projects. In addition, Banco Mercantil contributed Bs. 1,500 million to Fundación Mercantil's equity fund through which various communities receive donations and sponsorship.

MERCANTIL's Social Contributions to other institutions
Year 2006



- 53% Education
- 19% Health
- 16% Religious Institutions
- 6% Social Welfare
- 6% Culture

In line with some of the United Nations' Millennium Development Goals - to improve the quality of basic education, eradicate hunger and poverty and foster respect for the environment - the institution worked in conjunction with nongovernmental organizations, government institutions and Mercantil's employees and relatives to earmark the contributions obtained were distributed in the following proportions: 53% to educational institutions and 47% to social development, healthcare, cultural and religious institutions.

Education

Mercantil's ongoing support for education in Venezuela has been a determining factor and is one of its most longstanding projects. For more than 24 years basic education has benefited from the integral, sustained support and active involvement of the company and its workers through the Give your School a Helping Handing (*"Ponle Cariño a Tu Colegio"*) program through which schools all over the country have been refurbished and more than 900,000 students and educational communities have assimilated the importance of maintenance and the need to preserve the environment in which their schools are located.

The concerted effort by the School Buildings Foundation, FEDE (*Fundación de Edificaciones Educativas*) and the Ministry of Education and Sports has been key to the program's success and permanence. The Foundation also supported the work of *Fe y Alegría* in the provinces to boost the cultural, social and educational preparation of teachers, children, teenagers, volunteers and unemployed young people.

A number of public and private Venezuelan universities received contributions for their activities in the field of personal and professional development for students and for infrastructure projects and services. Students with economic needs also received grants. The recipient universities were the Universidad Central de Venezuela, Simón Bolívar, Metropolitana, Católica Andrés Bello, Experimental de Los Llanos "Ezequiel Zamora" and Monte Ávila.

Special mention should be made of the participation by MERCANTIL employees as school instructors in programs implemented by the Young Entrepreneurs Institution (*Institución Jóvenes Emprendedores*). During the 2006 school year classes on citizenship, entrepreneurship and values were taught to more than 2,000 pupils at schools in Sarría, a low-income district of Caracas.

Health and Social Development

In an endeavor to contribute to the country's social and economic development and improve the quality of life of communities, social programs were undertaken through a combined effort by nongovernmental organizations, government institutions and MERCANTIL employees and their relatives. The programs were implemented in educational institutions (53% of total contributions) and social development, health, cultural and religious institutions (47%). The principal recipients were the *Instituciones Comedores Madre Teresa de Calcuta (COMATEC), Centro El Portal, Provive, Fipan, Una Mano Amiga, Asociación Civil Un Mundo Mejor, Salud y Familia, Alianza para una Venezuela sin Drogas, Programa de Atención Comunitaria a la Infancia, Pastoral Familiar, Opportúnitas* and *FUNDAPROCURA*.

Special attention has been given to sports in recent years and MERCANTIL was the official sponsor of the Sub 17, Sub 20 and *Vinotinto* national youth selections through the Venezuelan Football Federation.

The company also supported various institutions and foundations involved in different programs and projects design to address the health needs of the population, children and youngsters in particular. Especially worthy of mention are the Friends of Children with Cancer Foundation (*Fundación Amigos del Niño con Cáncer), Cardioamigos, Hospital Ortopédico Infantil, Hospital San Juan de Dios, Centro de Salud Santa Inés, Clínica Padre Pío and Dispensario Jesús Maestro.*



Quality of Life and Environment

Through the *Fundación Tierra Viva, Instituto Nacional de Parques* and *Sadarbol* MERCANTIL supports a number of education programs on environmental conservation in order to create awareness and promote and disseminate initiatives related to the preservation of natural and cultural resources.

Culture

MERCANTIL sponsored many different cultural initiatives in the area of plastic art, music, literature and theatre, through the *Fundación Camerata de Caracas; Museo de Arte Colonial*; and contributed to the cultural festivals sponsored by the French, Spanish and German embassies, the, *Festival Universitario VIART*; and the production of a biographical film on Military General Francisco de Miranda. Support was also given to programs aimed at disseminating the bank's art collection, *Colección Mercantil*, and the 2006 musical production of the series "*Intérpretes y Autores latinoamericanos.*"

Support for Social Work by Religious Institutions

Throughout 2006 MERCANTIL supported the social programs of the Venezuelan Episcopal Conference and in particular the pastoral programs for families, as well as sacerdotal vocation programs in Venezuela promoted by the John Paul II Ecclesiastical Education Foundation, FESE (*Fundación para la Educación Eclesiástica Juan Pablo II*) and the Friends of the Seminary Foundation (*Fundación Amigos del Seminario*). It also supported the social action initiatives of the country's Archdiocese and Diocese in impoverished areas.

MERCANTIL advanced with its "Social Capital Funds Program," whose purpose is to strengthen and encourage the self-sustainability of the beneficiary institutions: *Cardioamigos, FESE, Fundación de Amigos del Niño con Cáncer, Universidad Católica Andrés Bello* and the *Fundación Scout de Venezuela.*

The Seguros Mercantil subsidiary made direct contributions with Personal Accident and Health and Dental Care Policies to participants in the social action program and student delegations from the *Universidad Simón Bolívar.*

Commercebank, a subsidiary of MERCANTIL in the United States, continued to participate and support the work of social, religious and health institutions in South Florida, New York and Houston. The following were some of the organizations that received backing: American Red Cross, America Developing Smiles (*Damas Salesianas*), Habitat for Humanity, Community Partnership for the Homeless, Catholic Charities, Human Services Colition, Junior Achievement, the Cancer League, The Hope Foundation for Retarded Children and the Little Sisters of the Assumption Family Health Service.

The active and growing voluntary participation of MERCANTIL's in different educational and social activities in the communities in which it operates, and in particular visiting days and gifts of toys for hospitalized children from low-income families, deserve special acknowledgement.




LIBRERIA MUNDIAL
NAL C
Cuerpo
ZOS
Tretas y Tratas
Belvedere 1.000.000
EMPRESA IMPORTANTE
SASTRERIA
FRANCESA

OTERO, Alejandro

Cuerpo C, 1945.
(Body C).

Collage Ink and paper.
64,5 x 54,5 cm.
Mercantil Collection.

Corporate Governance

Mercantil Servicios Financieros is registered in Venezuela and its shares are listed on the Caracas Stock Exchange. It also has a program of Level 1 ADRs which are traded on the over the counter market in the United States. MERCANTIL's Corporate Governance structure is based on its By-Laws, the Capital Market Law, the Code of Commerce and the Resolutions issued by the National Securities Commission (CNV) on the subject.

Ever since MERCANTIL was incorporated, its Administrators have maintained a close relationship with their shareholders, customers, creditors and employees, marked by the highest professional and ethical principles to guarantee transparent, efficient and proper management. The Corporate Governance structure has been designed to facilitate the supervision and work of the Board of Directors and Management and thereby safeguard the interests of shareholders, customers, creditors and staff alike.

In the area of Corporate Governance, MERCANTIL has not restricted its activities to the requirements of the standards. To remain at the forefront in this field, the Board of Directors and Management of MERCANTIL study the latest trends in this field so that the Company's Corporate Governance structure can be adapted to current best practices.

All MERCANTIL'S activities are carried out in line with the most stringent ethical and professional principles. MERCANTIL and its subsidiaries have a Code of Ethics that encompasses a series of ethical principles and values that guide decisions and actions.

It covers fundamental duties such as probity, loyalty, efficiency, co-fraternity, honesty, sincerity, dignity and law abidance. It also sets standards on conflict settlement in the event of conflicts of interest and complements the provisions of the company by-laws in this area. The By-laws stipulate how such situations should be handled and ban Board Members from taking part in discussions on any matters in which they, or their partners in civil or mercantile companies, have a personal interest, requiring that directors remain outside the meeting room until a final resolution is reached.

MERCANTIL's governance structure is comprised by the Shareholders' Meeting, followed by the Board of Directors, with its Audit, Risk and Compensation Committees, the Executive Committee, the Chairman and Chief Executive Officer (both offices are currently held by the same person), the Internal Auditor and the Compliance Officer.



Board of Directors

The Board of Directors must act efficiently and in the interests of its shareholders, creditors, customers, employees and the community in general. It is responsible for defining corporate strategies, determining business policies and setting and controlling the strategic direction of the institution. The Board supervises management of the Organization's different business and support areas and evaluates results by comparing them against previously approved plans and strategies, performance in previous years and the general banking environment.

In accordance with best corporate governance practices, most of the Directors on the Board are independent of the MERCANTIL's Administration. This further demonstrates their commitment to international management standards and is consistent with best corporate governance practices.

The Directors are highly qualified and well-versed in business and finance thus guaranteeing their ability to perform their duties. The Board of Directors is made up of 9 principal directors and 18 alternate directors. It appoints one of its officers as Chairman and CEO and both of these offices may be held by the same person. The Board meets once a month and whenever else the Chairman deems necessary.

With a view to ensuring better transparency and control over management procedures, MERCANTIL's By-Laws provide for the creation of the Compensation and Audit Committees whose functions are governed thereby. Since 1981, the Bylaws of Banco Mercantil have stipulated that both these Committees must exist. At an Ordinary Shareholders' Meeting in March 2006, a proposal submitted by the Board of Directors to amend the stipulation in the Bylaws - which had been approved at a Board meeting on May 31, 2001 granting the Risk Committee legal status - was passed. These Committees are comprised mainly of Directors who are Independent from the Bank's Administration.


222 Partido

Additionally, as a result of its tradition of adherence to best Corporate Governance practices, the Audit Committee approved the Bylaws. This document describes the purpose of the Committee, its function and responsibilities in detail and states that its members must evaluate compliance therewith each year. It also affirms the obligation that the majority of its members must be independent from the bank's administration, adding that at least one of them must have considerable accountancy or financial management experience.

Board of Directors Compensation Committee

The Committee is responsible for setting the organization's remuneration and benefits policy, approving the remuneration of the Chief Executive Officer and the remuneration of any other officer or group of officers and notifying the Board of Directors thereof. In 2006 the Compensation Committee met eleven times to report on staff turnover, review the short-term executive incentive program, review and approve Mercantil's "Plan de Ahorro Previsional Complementario," follow up the Mercantil employee share purchase plan; report on the special financing program for employees; establish annual salaries; consider the Mercantil retirement pension plan; make recommendations on the setting of the fees of the Directors on the Boards of MERCANTIL and its subsidiaries, analyze the impact of the minimum national wage increase; and approve the collective bargaining agreements of Banco Mercantil and Seguros Mercantil for 2007-2009.

Members

Gustavo J. Vollmer H. (Coordinator)
Alfredo Travieso P.
Víctor Sierra
Gonzalo Mendoza
Germán Sánchez Myles
Luis Esteban Palacios W.
Luis Alfredo Sanabria U.
Gustavo Marturet (Ex oficio)

Board of Directors Audit Committee

The Committee has responsibility for reviewing and discussion accounting and management policies, opinions and reports of the organization's internal and external auditors, establishing Reserves, reviewing the Financial Statements and their Notes and formulating recommendations to the Board on matters incumbent upon it. It also approves the engagement and remuneration of external auditors. In 2006, the Audit Committee met nine times and discussed the following topics: review of the financial statements of Mercantil and its subsidiaries, the internal auditing activities of Mercantil's different subsidiaries and anti-money laundering activities, consideration of the remuneration of external auditors; follow-up of the project to present financial statements in accordance with US GAAP, review of the financial statements of MERCANTIL and its subsidiary Banco Mercantil for the years ended December 31, 2004 and 2005 in accordance with US GAAP, consideration of internal control aspects, consideration and approval of the Bylaws of the Committee, consideration of the work plan for presenting financial statements for the year ended December 31, 2006 according to USS GAAP, consideration of the Independent Audit Plan for 2007, progress report on the Data Architecture Project, ratification of Espiñeira, Sheldon & Asociados as independent auditors.

Members

Luis A. Romero M. (Coordinator)
Jonathan Coles W.
Eduardo Mier y Terán
Federico Vollmer A.
Gustavo Machado C.
Francisco Monaldi
Oscar Machado K.
Claudio Dolman
Gustavo Marturet (Ex oficio)

Board of Directors Risk Committee

Approves MERCANTIL'S risk profile, policies and limits, optimizes the use of capital to support the approved risk profile. In 2006 the Risk Committee met nine times and dealt with the following topics: review and discussion of the report on the results of loan portfolio revisions; reports on market risk, trading activity and operational risk; establishment of market risk limits for the different subsidiaries, cross-border risk limits, sovereign risk and internal credit risk of the Business Committees; review of progress reports on the Business Continuity Plan and the Disaster Recovery Plan, reports on compliance with the program of activities scheduled for the different Risk Units for 2005 and planning for 2006, and progress reports on the project for implementing improvements in MERCANTIL's risk systems; approval of the Credit Policy Manual and the manuals on standards and processes that regulate design activities and formulation of credit risk, market risk and operational risk policies.

Members

Gustavo J. Vollmer A. (Coordinator)
Roberto Vainrub
Miguel Angel Capriles L.
Gustavo Galdo
Luis A. Marturet
Guillermo Sosa S.
Carlos Hellmund B.
Carlos Zuloaga T.
Gustavo Marturet (Ex oficio)


EMPRESA IMPORTANTE

Executive Committee

MERCANTIL has an Executive Committee comprising a Chairman and ten senior managers from the Business and Support areas of the organization, which guarantees the timely implementation of MERCANTIL's decisions and strategies.

This Committee meets once a week and holds extraordinary meetings as required. It is responsible for evaluating options and formulating recommendations on policy matters, objectives, strategies and organization and submitting them to the Board of Directors for consideration. It must also guide Management's efforts to implement the policies adopted and evaluate the result of the implementation.

President

The Chairman of the Board is the company's President and is responsible for managing the company's activities and business, chairing shareholders' meetings, board meetings and meetings of the Executive Committee, and assisting and advising them on policies and objectives, strategies and major decisions, as well as representing the company before political and administrative authorities and other public or private entities or individuals.

The Executive President is responsible for the management and executive coordination of the company's administration at the highest level; submitting to the consideration of the Board of Directors and the Executive Committee policy issues, objectives, strategies and major decisions, and keeping both bodies informed about the company's financial situation and the results of its operations. The Executive President's responsibilities also include designing, establishing and developing the company's organizational structure and appointing and removing from office general managers, consultants and advisors, as required.

In accordance with a Board decision, pursuant to the provisions of the company by-laws and subject to a decision by the Board of Directors, the offices of Chairman of the Board of Directors and Chief Executive Officer may be held by the same person.

Internal Auditor

In accordance with the regulations applicable to MERCANTIL and its subsidiaries, MERCANTIL has an Internal Audit Manager who works in conjunction with the Audit Committee when the overall operations of MERCANTIL and its subsidiaries are examined.

The Internal Audit Manager heads the Global Internal Audit Unit, which designs MERCANTIL's internal audit plan together with the Audit Committee. This plan is executed throughout the year. The results of the internal audit are reviewed and discussed periodically by the Audit Committee and the Board of Directors, so that corrective action may be taken if necessary.

Compliance Offficer

In accordance with the regulations on the matter, Mercantil has a Compliance Officer who chairs the Committee on the Prevention and Control of Money Laundering and is responsible for designing the Annual Operating Plan for Prevention and Control of Money Laundering, coordinating and supervising the Anti Money-Laundering Committee and the Money Laundering Prevention and Compliance Unit, coordinating MERCANTIL's staff training activities on anti-money laundering and maintaining institutional relations with the regulatory bodies on the matter. The Compliance Officer also advises the Audit Committee and the Board of Directors on compliance with their obligations under the legislation in force on money laundering.


1.000.000

Disclosure of Information

Following the standards of the regulatory organizations, MERCANTIL prepares and publishes the company's financial statements on a semi-annual basis. In compliance with the pertinent regulations, MERCANTIL prepares a quarterly report containing detailed and precise information on economic and financial data, as well as other relevant data for the market, which is disclosed to the public, the National Securities Commission and the Caracas Stock Exchange through nationwide distribution methods, and by e-mail to analysts and participants in the local and international markets.

Information is also distributed periodically to the Securities and Exchange Commission under the obligation associated with maintenance of the MERCANTIL's Level 1 ADR program in the United States of America. MERCANTIL's financial information is also available on the website of the Banco Mercantil subsidiary at www.bancomercantil.com.

Thus MERCANTIL fulfills the regulations on immediate dissemination of any information that may materially affect its share price.

Lastly and most importantly, MERCANTIL has an Investor Relations Unit, whose functions include the timely dissemination of information to investors by different means, including events and presentations.

OTERO, Alejandro

Materia azul con tornillo, 1961.
(Blue material with screw).

Tempera on wood.
30 x 30 cm.
Mercantil Collection.



REPORT OF THE BOARD OF DIRECTORS OF MERCANTIL SERVICIOS FINANCIEROS ON COMPLIANCE WITH THE PRINCIPLES OF CORPORATE GOVERNANCE ADOPTED BY THE NATIONAL SECURITIES COMMISSION (CNV)

Pursuant to Resolution N° 19-1-2005 of the National Securities Commission (CNV) dated February 2, 2005, published in Official Gazette of the Bolivarian Republic of Venezuela N° 38,129 of February 17, 2005, the Board of Directors of Mercantil Servicios Financieros submits to the Ordinary General Shareholders' Assembly of this report on the degree of compliance with the Principles of Corporate Governance adopted by the National Securities Commission as provided for in said Resolution.

Independent Directors of the Board of Directors

At its February 15, 2007 meeting, the Board of Directors examined the independence of each director and determined that, according to the criteria on the independence of Directors, contained in the above-mentioned resolution, at least a fifth of the members of the Board of Mercantil Servicios Financieros are independent directors. Thus Mercantil Servicios Financieros complies with the provisions set out on this matter in the Resolution issued by the National Securities Commission on the Principles of Corporate Governance whereby at least one fifth of the Board of Directors must be comprised by independent directors.

In order to meet the level of transparency and disclosure required on this matter, the report distributed to the shareholders contains a brief resume on each Director.

Audit Committee

All the members who vote on the Audit Committee of Mercantil Servicios Financieros are independent directors, according to the criteria on the independence of directors contained in said Resolution. Dr. Gustavo A. Marturet, in his capacity as President of the company, assisted this Committee as an ex officio member. The Audit Committee has responsibilities and exercises them in matters regarding the Principles of Corporate Governance. The Committee also deals with other matters. The chapter of the report that refers to Corporate Governance states the matters dealt with by this Committee in 2006. A resume of each member is included in this report.

In view of the above, Mercantil Servicios Financieros fulfills with the Principles of Corporate Governance adopted by the National Securities Commission (CNV).

Awards and Acknowledgements

During 2006, Mercantil Servicios Financieros (MERCANTIL), and its subsidiaries in Venezuela were acknowledged by prestigious national and international publications specializing in economics, management and finance, among them Euromoney, Global Finance, The Banker, Latin Finance, Forbes and Gerente, and Fondonorma certified the quality of new lines of service. These recognitions reaffirm the effort and efficiency of MERCANTIL's staff in offering more effective financial solutions to customers, oriented by best management practices and motivated by the highest ethical principles which are what make MERCANTIL a world class corporation.

Euromoney

The British financial journal Euromoney, which specializes in the analysis of financial markets and international business, distinguished Banco Mercantil for the sixth year running as the "Best Bank in Venezuela," in the magazine's annual Awards for Excellence 2006. The July 2006 edition explained that this choice was based on the fact that Banco Mercantil is Venezuela's largest financial institution, with a 16% market share and subsidiaries in the US and Europe. The growth of assets and government deposits, combined with the sale of its equity stake in Bancolombia and a strong domestic economy, are reflected by the excellent results obtained by the institution, as well as its stability, trajectory, financial experience and leadership. This publication by Euromoney Institutional Investor PLC is read by some 160,000 people, the majority of them high level executives in the financial and business communities in over 120 countries.

Global Finance

For the fifth consecutive year Global Finance, a US publication specializing in the analysis of international financial markets, voted Banco Mercantil as the Best Bank in Venezuela, Best Trade Finance Bank and the Best Foreign Exchange Bank in its January, May and October 2006 editions.

These acknowledgements took into account the Bank's financial results and other indicators: asset growth, profitability, geographic coverage, strategic relations, new business development and product innovation, as well as the opinion of internationally recognized financial analysts, banking consultants and experts in the sector.

The Banker

In its July 2006 edition, The Banker, the English publication that belongs to the British Financial Times, recognized Mercantil Servicios Financieros (MERCANTIL) as Venezuela's leading financial services provider, ranking it 15th among the Top 25 Latin American Banks and 500 among the world's 1000 largest banks. MERCANTIL was also acknowledged by The Banker in its December 2006 edition as the "Best Bank in Venezuela"

LatinFinance

Banco Mercantil was selected by the specialized publication LatinFinance as the "Best Bank in Venezuela" in 2006 due to its reliability and sound financial results." According to the editorial team, in selecting the region's best banks for the November 2006 edition, the indicators taken into account were assets and performance, as well as qualitative aspects related to management, business strategy (including diversification of products and services), corporate governance, ethics and transparency, internationalization and corporate social responsibility.

Latin Finance stresses Banco Mercantil's strong loan risk management tradition with excellent portfolio quality ratios compared with the Venezuelan financial system as a whole.

Forbes

Mercantil Servicios Financieros (MERCANTIL) is the only Venezuelan institution in the Forbes Global 2000 annual ranking of the top 2000 leading companies in the world published by the prestigious magazine Forbes in its March 2006 survey which took into account four metrics: sales, profits, assets and market value. MERCANTIL came in at number 1,896, being one of 46 South American companies selected. The list includes the world's titans and according to the publication, "if you want to find companies that might become the international leaders of tomorrow, Forbes 2000 is an excellent prospecting list."

Gerente

In the first semester 2006 edition of the Venezuelan magazine GERENTE, Banco Mercantil was ranked as the Most Admired Company in the Banking Sector, the leading bank in the Quality of Service and Financial Stability categories, and second in the Professional Reputation of Management and Leadership in the Business Sector categories. Seguros Mercantil and Merinvest were ranked as the second Most Admired Company in the Insurance sector and the third in the Capital Markets sector, respectively. These outstanding positions were the result of a survey of Most Admired Companies conducted among 600 Venezuelan executives, which took into account indicators such as quality of service, financial stability, professional reputation of management and leadership in the business sector. The results were presented by economic sector and by category.

Business Venezuela

Banco Mercantil and Seguros Mercantil were included in the ranking of the country's Top 100 Companies 2006 in the October 2006 edition of Business, the economics and business magazine published by the Venezuelan American Chamber of Commerce (VenAmCham).

Banco Mercantil ranked ninth in the companies ranking and was the first financial institution included in the ranking, while Seguros Mercantil ranked 17th. The indicators taken into account included earnings, percentage growth, operating profits, assets and social investment in 2005.

FONDONORMA

In 2006 Banco Mercantil obtained the ISO 9001:2000 certification issued by the Venezuelan certification body FONDONORMA (The Venezuelan Standardization and Quality Certification Institute) for four lines of service: services for corporate clients for the settlement, custody and payment in the secondary fixed-income securities market; operational processing for the settlement, collection, extension and renewal of promissory notes and registration of performance bonds and guarantees required by Middle Market and Commercial Banking; Handling and processing of customer transactions in regional hub offices, and processing of ATM transactions.

These certifications were given following an independent audit by Fondonorma, the body that certifies the quality management systems of companies by ascertaining compliance with international quality standards. The certification of MERCANTIL's processes further reinforces the institution's commitment towards its customers.

With these awards and acknowledgements, MERCANTIL, the financial leader in Venezuela, grows stronger by the day, never failing in its dedication and consistency to strive to satisfy its customer's needs by providing quality products and services.



Board of Directors

Principal Directors

Gustavo Antonio Marturet Machado
President and Executive President

Chairman and C.E.O. Mercantil Servicios Financieros (1996 -). Presidente Banco Mercantil (1993 -). Presidente Ejecutivo Banco Mercantil (1983 - 1993). Executive Director Banco Mercantil (1978 – 1983). Member of the Board Banco Mercantil (1974 -). Civil Engineer Universidad Central de Venezuela (1962). Chairman of the Boards of Commercebank Holding, Commercebank N.A., Merinvest C.A., Todo1 Services and Fundación Mercantil. Member of the Board of Directors of Seguros Mercantil and Banco Mercantil (Schweiz) AG. Member of the Board of Directors of the Corporación Andina de Fomento (CAF). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). Vice President Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member Chairman's Advisory Council of the Council of the Americas. President John Paul II Foundation for Ecclesiastical Education (FESE). Former President of the Venezuelan Bankers Association (ABV), National Banking Council (CBN), Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former Member of the Advisory Council of the Central Bank of Venezuela (BCV). Member of the Boards of Directors of various associations connected with the financial and production sector.

Gustavo J. Vollmer H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell University (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Member of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan sugar, metal-working, cement, finance, construction, alcoholic beverage companies and international corporations. Former President and Director of several business organizations and national and foreign organizations and foundations.

Alfredo Travieso P.
Senior Partner Tinoco, Travieso, Planchart & Núñez, Attorneys at Law.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Senior Partner Tinoco, Travieso, Planchart & Núñez Attorneys at law, President of Hamburg Süd de Venezuela, C.A. and Grupo Emboca, C.A. Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corporation, Manufactura de Papel MANPA, C.A., Corporación Industrial de Energía, C.A., Ars Publicidad C.A., Venezuelan American Chamber of Commerce and Industry (VenAmCham), Venezuelan Association of Financial Law (AVDF), Member of the Venezuelan Association of Tax Law (AVDT), the International Bar Association and the International Academy State & Trust.

Luis A. Romero M.
Electrical Engineer

Graduate of Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Member of the Boards of Director of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corporation and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of Sociedad de Amigos del Árbol "SADARBOL". Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

Víctor J. Sierra A.
Director of Valores and Desarrollos VADESA S.A.

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. member of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Legal Advisor, Legal Representative and President of Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas. Former Director of C.A. Venezolana Guías (CAVEGUÍAS).

Gustavo Vollmer Acedo
President of Grupo Palmar.

Degree in Economics from Duke University; Postgraduate in Economic Development, Cambridge University, UK; PED in Business Administration from IMEDE, Switzerland. Chairman and CEO of Corporación Palmar, C. A., Empresas PMC and others companies of the Grupo Palmar, President of the Board of Directors of Instituto de Estudios Superiores de Administración (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Advisory Committee of Conindustria. Former President, Founder, and Member of the Board of Directors of CEVEU (US-VENEZUELA Business Council). Member of the Development Council of Universidad Católica Andrés Bello. Member of the Board of Directors of C.A. La Electricidad de Caracas/AES and Siderúrgica Venezolana (Sivensa). Former President International of Young Presidents' Organization (YPO), and of Alianza para una Venezuela sin Drogas.

Jonathan Coles
President of Instituto de Estudios Superiores de Administración (IESA).

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), C.A. La Electricidad de Caracas, Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela. Director of Commercebank, N.A. and Commercebank Holding Corp. Was General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture and Director of the Central Bank of Venezuela (BCV); President of Fundación Materno Infantil (PAMI); has lectured extensively at national and international institutions. Voted "Businessman of the Year" in 1989 by the magazine "América Economía." Publications: "Reforming Agriculture". Lessons of the Venezuelan Experience. Woodrow Wilson International Center for Scholars y Johns Hopkins University. (1995) "Inequality-Reducing Growth in Agriculture: A Market-Friendly Policy Agenda". Beyond tradeoffs, Market Reform and Equitable Growth in Latin America. Banco Interamericano de Desarrollo (BID) y Brookings Institution. (1998) J. Coles y C. Machado, "Trayectoria de las políticas agrícolas venezolanas: "Aprendizajes y exigencias para el futuro",.en Agronegocios en Venezuela. Ediciones IESA (2002)

Roberto Vainrub
Vice-President IESA, Director- Holding Activalores

PhD Engineering (UCAB-1999 Summa Cum Laude), Master (Stanford University-1981), Industrial Engineer (UCAB-1978)
Dr Vainrub has developed a double career as an academic and as a businessman. He is currently Vice President of IESA (Instituto de Estudios Superiores de Administración) and adjunct professor of entrepreneurship. Vainrub was the founder of IESA's Center for Entrepreneurship and its first coordinator. He is a full tenured professor at Universidad Católica Andres Bello where he taught in the Engineering School from 1982 to 2003. Professor Vainrub has been named eponym of 8 cohorts of students at UCAB. He is adjunct professor at Rochester Institute of Technology in New York and a lecturer at Florida International University.
The managerial career of Vainrub started at Procter and Gamble's Marketing Department. Later, for 14 years, he was executive vice president and partner of Grupo Frigilux until 1997. From 1998 and to the present he has been executive director and partner of Holding Activalores. Director of Prosperar Entidad de Ahorro y Prestamo (1998-2002). Currently he is Member of the Board of Directors of Mercantil Servicios Financieros and Banco Mercantil (Banco Universal). He is also director of other companies such as Tucarro.com and Actibienes.
Vainrub has a long list of publications, is director of Educrédito, a member of Conciencia Activa, has been president for three periods of the national association of manufacturers of refrigeration equipment, director of CAFADAE and member of the Venezuelan Jewish community arbitration committee.

Nerio Rosales Rengifo
Global Commercial and Personal Banking Manager

Economist graduated at Universidad Católica Andrés Bello with 28 years at the Institution. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Director Commercebank Holding Corporation. Manager of Corporate and Personal Banking and member of the Executive Committee of Banco Mercantil, C.A. Chairman of the Board of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado.

Alternate Directors

Luis A. Sanabria U.
Legal Adviser to Corporación Palmar.

Lawyer degree from Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Director for Inversiones AEFEVE, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
President of Siderurgica Venezolana SIVENSA, S. A.

Industrial Engineer, Universidad Catolica Andres Bello. First Vice-President of the Iron and Steel Latin American Institute (ILAFA).
Director of the Venezuelan Industrialists Confederation (Conindustria) and Caracas Airport; Member of the Development Council of Universidad Catolica Andres Bello; Deputy Member of the Board of Directors of Mercantil Servicios Financieros; former President and Director of Venezuela Competitiva; former President of the Venezuelan Institute of Iron and Steel (IVES); former President and Counsellor of the Venezuelan Association of Executives (AVE).

Eduardo Mier y Terán
Chairman of the Board of Directors of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.
Founding Partner of law firm Palacios, Ortega y Asociados.

Law degree from Universidad Central de Venezuela (UCV) and postgraduate degree from New York University, MCJ 1958. Founding partner of law firm Palacios, Ortega y Asociados. Member of the Advisory Board of Investments of Superintendencia de Inversiones Extranjeras (Venezuelan Foreign Investments Superintendence –SIEX). Director of Fundación Scout; Alternate Director of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros; Director of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Vice President of Comité Venezolano de Arbitraje (Venezuelan Arbitration Committee). Advisor on corporate law, banking law and capital markets. Has participated in a number of financing transactions through bank syndicates and project financing. Was Assistant Secretary of the Board of Directors of Colegio de Abogados del Distrito Federal (the Attorneys' Bar Association of the Federal District), and Former President of Montepío de Abogados (the Venezuelan Attorney's Fund). Formerly Professor of Law in Labor Law at Universidad Central de Venezuela. Was assistant to the President of Banco Central de Venezuela (BCV).

Gustavo Galdo C.
CEO Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSc in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe y Alegría, Alternate Member of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Director General of Public Finance of the Ministry of Finance and member of the Advisory Commission on External Public Debt Negotiation, in the public sector; and CEO Inversiones Finalven, S.A., Sociedad Financiera Finalven, S.A. and Sociedad Financiera Valinvenca, S.A. in the private sector.

Miguel A. Capriles L.
President of Grupo Empresas Capriles

Degree in Administrative Sciences from Universidad Metropolitana. President of Inversiones Capriles, C. A., Valores y Desarrollos Vadesa, S. A., and Ultimas Noticias and Grabados Nacionales; Deputy Member of the Board of Directors of Mercantil Servicios Financieros, C. A. and Banco Mercantil, C. A. (Banco Universal); Director of Commercebank Holding Corp.; Director of H. L. Boulton, S. A. and Fundación Alianza para una Venezuela sin Drogas; Member of the Board of Directors of Instituto de Estudios Superiores de Administracion (IESA); Former Director of C. A. La Electricidad de Caracas and Cerámicas Carabobo, C. A.

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven, S.A.

Civil Engineer graduated from Universidad Santa María with an MS in civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, C.A. and Valores Quimicos (VALQUIMICA), C.A.. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Germán E. Sánchez Myles
Chief Dentist at the Center of Restorative Dentistry.

Graduated in Dentistry at Universidad Central de Venezuela with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Computer Engineer

Graduated in Computer Engineer from Universidad Simón Bolivar (USB), with a postgraduate in management from the same university. He further developed his management skills at Wharton, the Business School of the University of Pennsylvania. He developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas, is member of the board of C.A. Ed. Marturet & Co. Scrs., and alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). He is a Director of an international mailing and messaging franchise and is currently developing new businesses in the area of digital video production for the industries of communication entertainment and storage of structured data in digital format.

Carlos Hellmund Blohm
Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, with a Master Degree in Business Administration (MBA/SLOAN Fellowship) from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Director of the Venezuelan Japanese Chamber (CAVEJA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School. Member of the Marketing Committee (VenAmCham).

Gustavo Machado Capriles
Vice President and Editorial Advisor to Cadena Capriles

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Advisor to Cadena Capriles and Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco J. Monaldi M.
Coordinator of the International Center for Energy and Environmental Studies of IESA

Economist graduated Cum Laude from Universidad Católica Andrés Bello (UCAB), with a Master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Academic Coordinator of the International Center for Energy and Environmental Studies of Instituto de Estudios Superiores de Administración (IESA). Professor of Political Economy and Research Fellow at the Institute for Economic and Social Research of UCAB. Consultant to the Inter-American Development Bank (IADB) and Andean Development Corporation (CAF). Alternate Member of the Boards Directors of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), and Siderúrgica Venezolana, S.A. (SIVENSA). Has been a Consultant to the World Bank, Petróleos de Venezuela, and other public and private institutions.

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

BSc in Agribusiness from Middle Tennessee State University, master's degree in Agricultural Economics from Cornell University (MPSA Agriculture). Has held technical and management positions at various firms within the Palmar Group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Executive VP Empresas PMC and President of Comercializadora Central, S.A.; member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A., Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.
Director of Administration and Finance at Servicios de Corrugados Maracay.

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Claudio Dolman
Director of Holding Activalores

Venezuelan, Industrial Engineer, Universidad Catolica Andrés Bello, Caracas – Venezuela. President and Director of ActiBienes. Director of Holding ActiValores. Director of Rattan Group. Alternate Director of the Board of Directors of Mercantil Servicios Financieros and Banco Mercantil. President and Director of Promotora Itaca 2000, C.A. Also was Director of Seguros Panamerican. Director of Corimon and General Manager of Osiris Group.

Carlos Zuloaga Travieso
Member of Tinoco, Travieso, Planchart & Nuñez, Attorneys at Law.

Graduated in Law from Universidad Católica Andres Bello (UCAB). Master's in International Commercial Law from American University, Washington DC. Formerly Foreign Associate of the Foreign Investments Department of law firm Holland & Knight, Miami. Currently alternate director on the Board of Mercantil Servicios Financieros, Director of Spradling Venezuela C.A., Janus Capital Inc. and former Director of Caribbean Maritime Transport (The Crowley Group). Member of the International Bar Association and the American Bar Association.

Alejandro González Sosa
Gobal Chief Financial Officer and Executive President Banco Mercantil

Graduated in Chemical Engineering at Universidad Metropolitana, Caracas, Venezuela. MBA from Babson College, Massachusetts USA. With twenty-five years of service at Mercantil. is the Global Chief Financial Officer of Mercantil Servicios Financieros, Executive President and Chief Financial Officer of Banco Mercantil, Member of the Executive Committee of Commercebank, Commercebank Holding Corporation, Mercantil Servicios Financieros and Banco Mercantil. Member of de Board of Directors of Mercantil Servicios Financieros, Banco Mercantil, Seguros Mercantil, Fundación Mercantil, Banco del Centro (Panamá), Banco Mercantil Venezolano (Curacao), Commercebank Holding Corporation, Merinvest, C.A., Merinvest Sociedad de Corretaje, C.A., Venezuelan National Banking Council (CBN), Educrédito, C.A. and of the Swiss-Venezuelan Chamber of Commerce and Industry in Venezuela. Former Director of the Venezuelan Banking Association (ABV) C.A.; Venezuelan Council for Investment Promotion (CONAPRI) and former President of Interbank, C.A., Banco Universal and Merinvest, C.A.

Armando Leirós R.
Global Operations and Technology Manager

Economist graduated from Universidad Católica Andrés Bello. Has been with Mercantil for 31 years and is currently Global Operations and Technology Manager, Member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. Director of Todo1 Services, Director of Commercebank N.A. and Alternate Director of Mercantil Servicios Financieros. Has held various positions at Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil and Banco Hipotecario Mercantil.

Executive Committee

Gustavo Antonio Marturet Machado
President

See CV (Board of Directors Section).

Alejandro González Sosa
Global Chief Financial Officer of Banco Mercantil and Mercantil Servicios Financieros

See CV (Board of Directors Section).

Nerio Rosales Rengifo
Global Commercial and Personal Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

See CV (Board of Directors Section).

Philip R. Henríquez S.
Global Corporate and Investment Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

Graduate of Universidad Católica Andrés Bello in Economics (1986), with an MBA from Columbia University - New York U.S.A (1991). Member of the Executive Committee of Mercantil Servicios Financieros, Banco Mercantil (Venezuela) and Commercebank (U.S.A.). Since 2004. Former President of Citibank, N.A. and Citigroup Country Officer in Venezuela (2000-2004); Executive Vice President of Global Wholesale Banking; member of the Board of Directors of Banco Venezuela-Grupo Santander and President of Valores Santander Casa de Bolsa (1997-2000); responsible for Treasury, Fixed Income, Derivatives, Corporate Finance, Analysis, Capital Markets, Trust and Custodian Business. He joined Citibank, N.A. Venezuela in 1991, becoming Vice President Country Treasurer from 1993 to 1996.
Member of the Board of Directors of Venezuelan Association of Executives (AVE), Venezuelan Institute of Finance Executives (IVEF) and the Venezuelan Diabetes Foundation. Former member of the Board of Directors of Venezuelan American Chamber of Commerce and Industry (VenAmCham) (2001-2004), the National Banking Council of Venezuela (2001-2004), the Venezuelan Council for Investment Promotion (CONAPRI) (1999-2004), the Caracas Stock Exchange (1998-2000) and the National Art Gallery (GAN) (2001-2003). Mr. Henríquez plays an active role in the cultural and philanthropic community.

Rosa M. de Costantino
Global Private Banking and Asset Management Manager of Banco Mercantil and Mercantil Servicios Financieros

Economist graduated from Universidad Central de Venezuela (1980), with twenty-seven years in the institution where she has held several positions in the Finance and Commercial Banking areas. Global Private Banking and Asset Management Manager and Member of the Executive Committee of Banco Mercantil C.A. (Banco Universal), Commercebank, N.A. and Mercantil Servicios Financieros, C.A.. Director and Member of the Executive Committee of Commercebank Investment Services with a Broker-Dealer license in Miami. Chairman of the Boards of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Portafolio Mercantil de Inversión; Director of Seguros Mercantil, Banco Mercantil Venezolano and Banco del Centro.

Alberto Benshimol M.
Insurance and New Financial Businesses Manager of Banco Mercantil and Mercantil Servicios Financieros

Graduated as Engineer, Universidad Católica Andrés Bello (Caracas, Venezuela); M.S. in Civil Engineering, University of Illinois, U.S.A.; graduated from SEP at Stanford University, U.S.A.
After 14 years in the Institution, Mercantil Servicios Financieros, he is now the Manager for Insurance Business and New Business, member of his Executive Committee, and President of Seguros Mercantil, C.A.
He was formerly General Manager of Inversiones Polar, C.A., President of Bodegas Pomar, C.A., member of de Board of Superenvases Envalic, C.A., Grupo Zuliano, C.A. and several industrial and real estate companies.

Armando Leirós R.
Global Operations and Technology Manager of Banco Mercantil and Mercantil Servicios Financieros

See CV (Board of Directors Section).

Guillermo Villar
Global International Operations Manager of Banco Mercantil and Mercantil Servicios Financieros

Holds a degree in Business Administration and a Master's in Economics, the latter from Vanderbilt University. Began his banking career with Chase in 1967 and joined Mercantil in Venezuela in 1974, where he has occupied senior management positions in various areas of the organization.
His present responsibilities include the supervision of all Mercantil international banking subsidiaries in the US and several other countries. He is President and CEO of Commercebank NA and Chairman of the Board of Commercebank Investment Services and Commercebank Trust Services, a broker dealer and a trust bank, respectively. He is also Managing Director of Banco Mercantil Venezolano NV (Curacao), Banco del Centro (Panama), and BMC Bank and Trust (Cayman); and serves on the Boards of Banco Mercantil Schweiz (Zurich), Seguros Mercantil, Mercantil Servicios de Inversion and Merinvest (Venezuela). He is a member of the Executive Committees of Commercebank, Banco Mercantil and the group's Holding Company,Mercantil Servicios Financieros.

Millar Wilson
Global Chief Risk Officer of Banco Mercantil and Mercantil Servicios Financieros

Graduate of Bradford University England, in Business and Administrative Studies (1973). Has been with MERCANTIL for 29 years and is currently Global Risk Manager of Mercantil Servicios Financieros. Former President and Chief Operating Officer of Commercebank Holding Corporation and Commercebank. Deputy Country Manager of Mercantil in the USA. Member of the Board of Directors of BMC Bank & Trust Ltd and Banco del Centro, S.A., and Chairman of the Supervisory Board of Banco Mercantil Venezolano N.V. Member of the Executive Committees of Mercantil Servicios Financieros and Banco Mercantil; member of the Board of Directors and Executive Committee of Commercebank, N.A.; of the Board of Directors of Commercebank Investment Services and Commercebank Trust Services. Graduate of the Management Development Program of Harvard Business School (1992). Former chairman of the Board of Greater Miami and Keys Chapter of the American Red Cross (2001-2002). Director and Treasurer of the Miami Dade College Foundation (1999-2004).

Luis Alberto Fernandes
Global Chief Legal Counsel of Banco Mercantil and Mercantil Servicios Financieros

Graduated in Law from Universidad Católica Andrés Bello. Postgraduate degree in Corporate and Commertial Law, London University. Currently General Counsel for Mercantil Servicios Financieros and Banco Mercantil. Director at Seguros Mercantil and member of the Supervisory Board of Banco Mercantil Venezolano N.V. Formerly Legal Manager for Financial and Corporate Affairs of Banco Mercantil. At the Central Bank of Venezuela (BCV) he held various positions, including Alternate General Counsel, Legal Manager for Financial Affairs and Legal Advisor on Monetary and Financial Affairs. Former Advisor to the Financial Emergency Board. Was Professor of Banking Law and National and International Regulation of Financial Services, Financial Contracts and Oversight of Financial Institutions at postgraduate level at Universidad Católica Andrés Bello (UCAB) and Universidad Central de Venezuela (UCV). Participated as a negotiator and advisor for Venezuela on financial services within the framework of the World Trade Organization and the Andean Community of Nations. Participant and speaker at national and international seminars and events. Studies in arbitration and negotiation.

Luis Calvo Blesa
Office of the Presidency Manager of Banco Mercantil and Mercantil Servicios Financieros

Graduated from Universidad Católica Andrés Bello in Communications and Media Studies, in 1976, and has been with Mercantil for 27 years. Currently he is Manager of the Office of the Presidency of Banco Mercantil and Mercantil Servicios Financieros. He also serves as General Manager of Fundación BMA and Fundación Mercantil; Member Board of Director of Fundación Mercantil and Seguros Mercantill. Mr. Calvo is a Member of the Executive Committee of Mercantil Servicios Financieros; and Former Member of "Alianza Social" Committee of Camara Venezolano Americana de Comercio e Industria - VenAmCham. Ex-President of the Venezuelan Banking Association Human Resources Committee and Former Member of Latin American Human Resources Committee of Federación Latinoamericana de Bancos - FELABAN.

Subsidiaries

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050, Venezuela
Phone: (58-212) 503.1111
P.O. Box 789, Caracas 1010-A
Venezuela
Mercan24@bancomercantil.com
www.bancomercantil.com
Call Center Mercantil (CAM):
Phone: (58-212) 503.2424 - 05005032424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.4000
Fax: (1-305) 629.1400
www.commercebankfl.com

Commercebank Trust Company, N.A. (CTC)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 441.5555
Fax: (1-305) 441.5560
www.commercebanktrust.com

Commercebank Investment Services, I.N.C. (CIS)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8599
Fax: (1-305) 460.8598
www.commercebankinvestments.com

Banco Mercantil (Schweiz) AG
Talackerstrasse 42
CH-8001 Zurich, Switzerland
New Postal Address (since June 2006):
P.O. Box 9758
CH-8036 Zurich, Switzerland
Phone: 41 - 433 444 555 master
Fax: 41 - 433 444 550
www.mercantilsuiza.com

Merinvest, C.A.
Avenida Andrés Bello, N° 1
Edificio Mercantil, Piso 24
Caracas 1050, Venezuela
Phone: (58-212) 503.2700
Fax: (58-212) 503.2757
www.merinvest@bancomercantil.com

Seguros Mercantil, C.A.
Av. Libertador sentido Este
Esquina Calle Andrés Galarraga
Edificio Seguros Mercantil, Chacao
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello, N° 1
Edificio Mercantil, Piso 20
Caracas 1050, Venezuela
Phone: (58-212) 503.3361 / 3339
Fax: (58-212) 503.3322 / 0114
csuarez@bancomercantil.com

Banco del Centro
Via España N° 120, 3er Piso, Ofc. N° 305
P.O. Box 0819-05811
Panamá, República de Panamá
Phone: 50 7 - 223 5062
Fax: 50 7 - 269 2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust, Limited
CIBC Financial Centre, 11 Dr. Roys Drive
P.O. Box 694 GT
Grand Cayman, Cayman Island
British West Indies
Phone: (1-345) 949.8666
Fax: (1-345) 949.0626

Banco Mercantil Venezolano N.V.
Abraham Mendez Chumaceiro Boulevar 1
Willemstad, Curazao,
Netherlands Antilles
Phone: (5999) 461.1566 / 1669
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil, C.A. Miami Agency
220 Alhambra Circle, Coral Gables
Fl.33134, U.S.A.
Phone: (1-305) 460.8500
Fax: (1-305) 460.8595
Telex: 6812178 BMER UW
asala@commercebankfl.com

Banco Mercantil, C.A. Curazao Branch
Abraham Mendez Chumaceiro Boulevar 1
Willemstad, Curazao,
Netherlands Antilles
Phone: (5999) 461.8241 / 1706
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Representatives offices

Bogotá
Av. 82, N° 12-18, Piso 8, Ofc. 805
Santafé de Bogotá. Colombia
Phone: (57-1) 623.7515
Fax: (57-1) 623.7701
mmezo@bancomercantil.com.co

Lima
Av. Canaval y Moreyra N° 452, Piso 15
San Isidro, Lima 27, Perú
Phone: 51 1 - 442 5100 Anexo 232
Fax: 51 1 - 442 5100 Anexo 237
rafael.alcazar@rebasa-alcazar.com

México
Eugenio Sue N° 58, Colonia Polanco
Chapultepec, Delegación Miguel Hidalgo
C.P. 11560, México, D.F.
Phone: (52-55) 5282.2300
Fax: (52-55) 5280.9418
mercvenmex@prodigy.net.mx

Sao Paulo
Av. Paulista, N° 1842, 3° andar, CJ. 37,
Edf. Cetenco Plaza, Torre Norte-Cep 01310-200
Sao Paulo, SP Brasil
Phone: (55-11) 3285.4647 - 3284.0206
Fax: (55-11) 3289-5854
mercansp@uol.com.br

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V 5AE
United Kingdom
Phone: (44-020) 7830.9615
Fax: (44-020) 7830.9616
psolares@bancomercantil.co.uk

New York
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7419
ljordan@bancomercantilny.com

Corporate Contacts

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050, Venezuela
Phone: (58-212) 503.1111
P.O. Box 789, Caracas 1010-A
Venezuela
Mercan24@bancomercantil.com
www.bancomercantil.com
Call Center Mercantil (CAM):
Phone: (58-212) 503.2424 - 05005032424

Investor Relations

Caracas
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 25, Caracas, 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com

New York
11 East 51 st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7405
Fax (1-212) 891.7477

Office of the Presidency
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 35, Caracas 1050, Venezuela
P.O. Box 789, Caracas, 1010-A
Phone: (58-212) 503.0782 / 0783
Fax: (58.212) 503.0709
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 14, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1670
gcomunicacionesc@bancomercantil.com

General Production: Corporate Communications Unit • Photography: Mercantil's Collection / Walter Otto
Artist's Photography: Diario El Nacional Archives.
Graphic Design: Arte Impreso H.M., C.A. • Printing: La Galaxia • Caracas, Venezuela, March 2007.

ALEJANDRO OTERO



"It's absurd to judge abstract art as being somehow simple or indifferent, just because of its apparent reticence. It isn't true that it's out of touch with society, nor that it's lacking human feeling. In fact, if you look at art from this perspective, it's actually healthier, purer and more human, because it is born of its own importance. It comes to life straight from inside man, and not from foreign ideas and principles. It sets roles straight and clarifies them; it achieves greatness within its very own orbit ..."

Alejandro Otero

Alejandro Otero was born in Bolívar State on March 7, 1921. Son of a schoolteacher and a miner, his infancy was spent in the immensity of the Venezuelan jungle. He moved to Caracas when he was 19 and enrolled in the School of Plastic and Applied Arts, and since 1940 has participated in several Official National Salons. He left for Europe in 1951, living in Paris for several years, where he would shape a new phase of his pictorial expression. Influenced by the abstract tendencies there in Europe, he began to work with objects, changing their shapes and turning them into mere referential lines. For Alejandro Otero, art was to become more than a discipline or craft; it was now a situation to be sketched, a journey, a many-sided experience, a web spread out before him - inviting investigation and sparking new forms of perception in the spectator.

This activist and polemical vision of art gave rise to many discussions at home, not only in regard to his oeuvre but about the statements he very cleverly had appear in the different local newspapers and other publications. In Paris, together with several Venezuelan artists, he would form a group called The Dissidents (Los Disidentes) who edited a magazine by the same name. It expresssed their ideas about the purposes and possibilities of an art form that would benefit everyone; something that had to be capable of incorporating the structures and dialogs of its contexts, geographies and its feelings ... an art that could assume the structures of its most intimate contemporaneity.

This consciousness of the many dialogs that art must establish over the time and space of its development, was to be an important line of action in the work and thinking of Alejandro Otero, a visual investigator who was always searching. In 1951, influenced by Piet Mondrian, he began a series of collages with webs made up of colored strips positioned horizontally and vertically. He was also swayed by constructivist tendencies and became interested in architecture and plastic intervention in urban spaces, actively participating in the project conceived by Venezuelan architect Carlos Raul Villanueva called Integration of Art and Architecture. In his multifaceted work he took on many challenges in the field of plastic arts, even creating the scenery for two theatrical productions at the Caracas Atheneum. He also experimented widely with color and its contrasts, which led to a series of great importance, the Coloritmos. His plastic expression through the use of varied textures and approximations produced the famous Líneas Inclinadas and the integration of European tendencies that would lead to his use of everyday objects retrieved from the garbage and inserted in monochrome canvases under the title of Ensamblajes y Encolados.

Around 1966, his creative drive carried him forward into a new period - civic projects - enriched by his investigative work at the Center for Advanced Visual Studies at the Massachusetts Institute of Technology, where with different teams and at the accelerated pace of the times, he fell to studying the interrelation between art and science in the modern world. This rich experience resulted in his participation in the 1982 XL Venice Biennale with two monumental sculptures, Aguja Solar and Abra Solar. The latter, sentimental symbol of the Biennale, was finally installed in Plaza Venezuela, Caracas, in the year 1983, its scale model, constructed by the artist, now part of the Mercantil Collection.

In 1984, the Caracas Museum of Contemporary Art held a major retrospective of the artist's work. Two years later, his massive Torre Solar, 50 meters (165 ft.) tall and 50 meters wide, was erected at the site of the Guri Dam, becoming the artist's largest monumental civic work. In 1990, Otero published a newspaper article "Solo quisiera ser puntual" ("I'd just like to be on time") that would earn him the Fundación Henrique Otero Vizcarrondo prize. On August 13 that same year Alejandro Otero died in Caracas at the age of 69. His work is present in all the national museums, the New York Museum of Modern Art and in the National Air and Space Museum in Washington, where his Delta Solar sculpture has been on view ever since 1976.

It is both valuable and fitting for the Mercantil to pay homage to this celebrated Venezuelan artist, a man whose artistic and intellectual creation opened doors onto new spaces for his country. Alejandro Otero's life was not only remarkable for its own relentless exploration, its discipline, its constant labor, drive and risk, but also because these elements came together in the development of real-life policies for the investigation, teaching and diffusion of modern and contemporary art in Venezuela. This was manifested in episodes that span his 1958 National Prize for Plastic Arts, awarded for the first time to an abstract artist for his Coloritmos series, one of which, N° 38, is owned by the Mercantil, right to his forming an essential part of the group that in 1976 founded the National Art Gallery (Galería de Arte Nacional). His profound dedication as a maestro, promotor and executer of cutting-edge ideas, especially constructive abstraction, opened the way towards new tendencies in Venezuelan art, a path that not only defined the presence of a particular practice in national plastic expression, but also a way of thinking and doing. He encouraged a new way of being and forming part of an ever-active, ever-radiant, ever-alive construction of freedom and experimentation as fundamental buttresses of development, life and creation.

Alejandro Otero
Mercantil Colection

1. **Alejandro Otero**
   Untitled (Male head and torso), 1928
   Gouache on paper
   55.5 x 45 cm

2. **Alejandro Otero**
   Untitled (Abstract figure), Undated
   Charcoal on paper
   45.7 x 35.2 cm

3. **Alejandro Otero**
   Untitled (Flowers and leaves), Undated
   Chalk on paper
   47.7 x 39 cm

4. **Alejandro Otero**
   Untitled (Male figure), Undated
   Charcoal on paper
   46.4 x 33.5 cm

5. **Alejandro Otero**
   Untitled (Man seated), Undated
   Gouache on paper
   54 x 42 cm

6. **Alejandro Otero**
   Untitled (Landscape), 1941
   Oil on fabric
   40 x 45 cm

7. **Alejandro Otero**
   Calavera (Skull - Coffee-pot series), 1947
   Oil on fabric
   55 x 65.5 cm

8. **Alejandro Otero**
   Jarra y espejos (Jug and mirrors), 1947
   Oil on fabric
   81 x 65 cm

9. **Alejandro Otero**
   Serie de las cafeteras (Coffee-pot series), About 1947
   Oil on fabric
   80.6 x 65 cm

10. **Alejandro Otero**
    Cafetera (Coffee-pot), 1948
    Oil on fabric
    70.9 x 58.5 cm

11. **Alejandro Otero**
    Cafetera rosa (Pink coffee-pot), 1948
    Oil on fabric
    65 x 54 cm

12. **Alejandro Otero**
    El pote rojo (The red jar), 1948
    Oil on fabric
    65 x 54 cm

13. **Alejandro Otero**
    Tela E (Fabric E, Inclined lines), 1950
    Oil on fabric
    65 x 54 cm

14. **Alejandro Otero**
    Sin título II (Untitled II), 1955
    Crayon and ink on paper
    40.5 x 80.5 cm

15. **Alejandro Otero**
    Sin título I (Untitled I), 1955
    Collage and graphite on paper
    40.5 x 80.5 cm

16. **Alejandro Otero**
    Coloritmo 4, 1956
    Lacquer on wood
    186.1 x 46 x 3.2 cm

17. **Alejandro Otero**
    Coloritmo 36, 1958
    Lacquer on wood
    200 x 48.5 x 3 cm

18. **Alejandro Otero**
    Estudio para coloritmo, 1958
    Collage. Ink and paper
    20,5 x 6,8 cm

19. **Alejandro Otero**
    Materia azul con tornillo (Blue material with screw), 1961
    Tempera on wood
    30 x 30 cm

20. **Alejandro Otero**
    La bisagra roja (The red hinge), 1961
    Painted iron on wood
    31.3 x 23.5 x 7 cm

21. **Alejandro Otero**
    Ce Cinq Mars 1825 (This March 5, 1825), 1962
    Wood and handwritten paper.
    64 x 36.2 x 3.3 cm

22. **Alejandro Otero**
    19 juin 1824 (June 19, 1824), 1963
    Collage, paper on wood
    60 x 46,7 x 4 cm

23. **Alejandro Otero**
    Este fin de semana (This weekend), 1965
    Collage. Ink and paper
    51 x 43.5

24. **Alejandro Otero**
    Cuerpo A (Body A), 1965
    Collage. Ink and paper
    51 x 43 cm

25. **Alejandro Otero**
    Cuerpo C (Body C), 1965
    Collage. Ink and paper
    64.5 x 54.5 cm

26. **Alejandro Otero**
    Saludo al siglo XXI (Salute to the Twenty-First Century), Undated
    Photograph. (Illuminated box with color transparency)
    104.5 x 114.5 x 14 cm

27. **Alejandro Otero**
    En transparencia I (In transparency I), Undated
    Stainless steel
    150 x 280 x 124 cm

Mercantil Servicios Financieros, C.A. and its Subsidiaries

Report of Independent Accountants and Consolidated Financial Statements
December 31, 2006 and 2005

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Index to the Consolidated Financial Statements
December 31, 2006 and 2005

Pages

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: (0212) 700 6666
Fax: (0212) 991 5210
www.pwc.com

Report of Independent Accountants

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules and instructions of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with the rules and instructions of the CNV.

Espiñeira, Sheldon y Asociados

María del Carmen Sánchez C.
CPC 3157
CNV S-422

Caracas, Venezuela
February 22, 2007

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2006 and 2005

(Millions of bolivars)	2006	2005 (•)
Assets		
Cash and due from banks (Note 3)		
Cash	346,024	279,218
Banco Central de Venezuela	2,911,146	1,245,753
Venezuelan banks and other financial institutions	2,867	2,654
Foreign banks and other financial institutions	60,277	99,434
Pending cash items	499,530	303,895
Provision for cash and due from banks	(230)	(186)
	3,819,614	1,930,768
Investment portfolio (Note 4)		
Investments in trading securities	75,122	122,553
Investments in available-for-sale securities	6,631,104	5,769,223
Investments in held-to-maturity securities	657,125	812,221
Share trading portfolio	16,294	76,512
Investments in time deposits and placements	4,305,053	3,096,957
Restricted investments and repurchase agreements	274,523	123,179
	11,959,221	10,000,645
Direct financial assets (Note 5)	84,801	-
Loan portfolio (Note 6)		
Current	14,734,310	11,457,264
Rescheduled	28,414	30,583
Overdue	103,767	31,723
In litigation	7,283	4,531
	14,873,774	11,524,101
Allowance for losses on loan portfolio	(293,500)	(229,404)
	14,580,274	11,294,697
Interest and commissions receivable (Note 7)	186,174	157,619
Long-term investments (Note 8)	36,784	26,107
Available-for-sale assets (Note 9)	5,068	6,633
Property and equipment (Note 10)	319,368	267,556
Other assets (Note 11)	725,663	590,483
Total assets	31,716,967	24,274,508
Memorandum accounts (Note 23)	43,723,554	36,398,682

The accompanying notes are an integral part of the consolidated financial statements
(•) Reformulated for comparative purposes (Note 2-z)

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2006 and 2005

(Millions of bolivars)	2006	2005 (•)
Liabilities and Shareholders' Equity		
Liabilities		
Deposits (Note 12)		
Non-interest-bearing checking accounts	5,128,745	3,326,303
Interest-bearing checking accounts	6,221,425	4,670,412
Savings deposits	7,160,491	5,316,585
Time deposits	6,736,211	6,166,201
	25,246,872	19,479,501
Debt authorized by the Venezuelan Securities and Exchange Commission (Note 13)		
Publicly traded debt securities issued by MERCANTIL	259,087	170,583
Financial liabilities (Note 14)		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	267,726	176,537
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	100,000	45,000
Liabilities with foreign banks and savings and loan institutions, up to one year	163,367	83,653
Liabilities with foreign banks and savings and loan institutions, more than one year	83,711	189,173
Direct financial liabilities	380,266	-
Liabilities under repurchase agreements	581,313	261,955
Other liabilities, up to one year	140,046	78,422
Other liabilities, more than one year	5,168	138,858
	1,721,597	973,598
Interest and commissions payable	37,130	40,080
Other liabilities (Note 15)	1,591,402	1,246,326
Subordinated debt (Note 16)	268,247	193,186
Total liabilities	29,124,335	22,103,274
Minority interests in consolidated subsidiaries	3,209	2,708
Shareholders' Equity (Note 21)		
Capital stock	107,717	113,352
Capital inflation adjustment	191,709	191,709
Share premium	52,304	53,889
Capital reserves	166,715	166,715
Translation adjustment of net assets of subsidiaries abroad	267,820	275,270
Retained earnings	1,823,396	1,492,806
Repurchased shares held by subsidiaries	(13,950)	(139,197)
Repurchased shares reserved for employee stock option plan	(25,170)	(25,292)
Unrealized gain from adjustment to market value of investments	18,882	39,274
Total shareholders' equity	2,589,423	2,168,526
Total liabilities and shareholders' equity	31,716,967	24,274,508

The accompanying notes are an integral part of the consolidated financial statements

(•) Reformulated for comparative purposes (Note 2-z)

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Income
Years ended December 31, 2006 and 2005

(Millions of bolivars, except net income per share)	2006	2005 (•)
Interest income (Note 2)		
Income from cash and due from banks	16,505	9,176
Income from investment portfolio (Note 4)	678,562	618,697
Income from loan portfolio (Note 6)	1,586,428	1,043,729
Total interest income	2,281,495	1,671,602
Interest expense (Note 2)		
Interest on demand and savings deposits	361,659	227,307
Interest on time deposits	374,582	324,709
Interest on securities issued by MERCANTIL (Note 13)	29,180	17,240
Interest on financial liabilities	77,289	66,220
Total interest expense	842,710	635,476
Gross financial margin	1,438,785	1,036,126
Allowance for losses on loan portfolio (Notes 2 and 6)	(91,044)	(66,215)
Net financial margin	1,347,741	969,911
Commissions and other income		
Trust fund operations	38,816	33,680
Foreign currency operations (Note 22)	2,020	1,250
Commissions on customer account transactions	153,105	99,250
Commissions on letters of credit and guarantees granted	24,622	21,080
Equity in long-term investments (Note 8)	32,909	22,644
Exchange gain (Note 22)	9,494	126,427
Gain on sale of investment securities (Note 4)	149,389	324,231
Other income (Note 19)	430,162	309,723
Total commissions and other income	840,517	938,285
Insurance premiums, net of claims		
Premiums (Note 2-t)	675,611	443,353
Claims (Note 2-o)	(562,175)	(341,618)
Total insurance premiums, net of claims	113,436	101,735
Operating expenses		
Salaries and employee benefits	734,526	514,299
Depreciation, property and equipment expenses, amortization of intangibles and other (Notes 10 and 11)	169,523	148,955
Fees paid to regulatory agencies	77,280	53,868
Other operating expenses (Note 20)	643,990	487,282
Total operating expenses	1,625,319	1,204,404
Operating income before taxes and minority interests	676,375	805,527
Taxes (Note 17)		
Current	(124,699)	(80,138)
Deferred	5,938	(2,721)
Total taxes	(118,761)	(82,859)
Net income before minority interests	557,614	722,668
Minority interests	(1,880)	(1,090)
Net income	555,734	721,578
Net income per share (in bolivars)	778.74	1,021.01
Net income per share before minority interests (in bolivars)	780.45	1,022.55
Weighted average of outstanding shares	713,631,343	706,733,182

The accompanying notes are an integral part of the consolidated financial statements
(•) Reformulated for comparative purposes (Note 2-z)

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Shareholders' Equity
Years ended December 31, 2006 and 2005

(Millions of bolivars)	Capital stock	Capital inflation adjustment (Note 2-a)	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad (Note 2-c)	Retained earnings	Repurchased shares held by subsidiaries (Note 21)	Repurchased shares reserved for employee stock option plan	Unrealized gain from adjustment to market value of investments (Note 2-d)	Total shareholders' equity
Balances previously reported at December 31, 2004 (•)	82,490	191,709	36,289	163,673	260,536	870,729	(129,767)	-	215,720	1,691,379
Recognition of Foundations and stock purchase plan (Note 2-z)	-	-	20,293	-	-	11,540	-	(23,875)	-	7,958
Balances at December 31, 2004	82,490	191,709	56,582	163,673	260,536	882,269	(129,767)	(23,875)	215,720	1,699,337
Net income for the year	-	-	-	-	-	721,578	-	-	-	721,578
Appropriation to legal reserve	-	-	-	3,042	-	(3,042)	-	-	-	-
Repurchased shares	-	-	-	-	-	-	(9,430)	-	-	(9,430)
Repurchased shares reserved for employee stock option plan	-	-	(2,693)	-	-	-	-	(1,417)	-	(4,110)
Share dividends	30,862	-	-	-	-	(30,862)	-	-	-	-
Cash dividends (Note 21)	-	-	-	-	-	(77,137)	-	-	-	(77,137)
Unrealized gain on investments	-	-	-	-	-	-	-	-	(176,446)	(176,446)
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	14,734	-	-	-	-	14,734
Balances at December 31, 2005	113,352	191,709	53,889	166,715	275,270	1,492,806	(139,197)	(25,292)	39,274	2,168,526
Net income for the year	-	-	-	-	-	555,734	-	-	-	555,734
Repurchased shares	-	-	-	-	-	-	(14,262)	-	-	(14,262)
Repurchased shares reserved for employee stock option plan	-	-	(1,585)	-	-	-	-	122	-	(1,463)
Cash dividends (Note 21)	-	-	-	-	-	(136,088)	-	-	-	(136,088)
Unrealized gain on investments	-	-	-	-	-	-	-	-	(20,392)	(20,392)
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	(7,450)	-	-	-	-	(7,450)
Redemption of repurchased shares	(5,635)	-	-	-	-	(122,222)	127,857	-	-	-
Sale of shares held by subsidiaries (Note 21)	-	-	-	-	-	33,166	11,652	-	-	44,818
Balances at December 31, 2006	107,717	191,709	52,304	166,715	267,820	1,823,396	(13,950)	(25,170)	18,882	2,589,423

The accompanying notes are an integral part of the consolidated financial statements

(•) Reformulated for comparative purposes (Note 2-z)

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Cash Flows
Years ended December 31, 2006 and 2005

(Millions of bolivars)	**2006**	**2005 (•)**
Cash flows from operating activities		
Net income for the year	555,734	721,578
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	71,668	65,758
Allowance for losses on loan portfolio	91,044	66,215
Decrease in allowance for losses on loan portfolio	(12,162)	(21,314)
Provision for interest receivable and other assets	20,498	9,163
Gain on equity in long-term investments	(32,909)	(22,644)
Minority interests	1,880	1,090
Deferred income tax	(5,938)	2,721
Provision for available-for-sale assets	1,139	5,376
Accrual for employee termination benefits	60,086	44,204
Payment of employee termination benefits	(60,681)	(40,348)
Net change in operating assets and liabilities		
Interest and commissions receivable	(28,555)	(31,698)
Interest and commissions payable	(2,949)	19,465
Available-for-sale and other assets	(260,424)	(306,797)
Other assets	344,290	573,640
Net cash provided by operating activities	742,721	1,086,409
Cash flows from investing activities		
Net change in investment portfolio	(707,364)	(1,321,867)
Loans granted	(79,563,127)	(15,593,381)
Loans collected	76,198,671	11,566,102
Additions to property and equipment, net	(97,172)	(65,366)
Net cash used in investing activities	(4,168,992)	(5,414,512)
Cash flows from financing activities		
Net change in deposits	5,767,371	5,664,909
Net change in short-term financial liabilities	932,151	329,424
New long-term financial liabilities	774,612	300,853
Long-term financial liabilities repaid	(958,764)	(289,890)
Net change in debt securities issued by MERCANTIL (debenture bonds)	88,505	68,452
Net change in subordinated debt	75,061	-
Cash dividends received	-	20,664
Cash dividends paid	(136,088)	(77,137)
Repurchased shares	(14,262)	(9,430)
Share premium	(1,585)	(2,693)
Repurchased shares reserved for employee stock option plan	122	(1,417)
Sale of shares held by subsidiaries	44,818	-
Net cash provided by financing activities	6,571,941	6,003,735
Cash and cash equivalents		
Net increase for the year	3,145,670	1,675,632
At the beginning of the year	4,978,480	3,302,848
At the end of the year	8,124,150	4,978,480
Supplementary information		
Taxes paid	118,083	645
Interest paid	768,366	516,173
Assets received as payment	-	633
Translation adjustment of net assets of subsidiaries abroad	(7,450)	14,734
Unrealized gain from adjustment to market value of investments	(20,392)	(176,446)

The accompanying notes are an integral part of the consolidated financial statements
(•) Reformulated for comparative purposes (Note 2-z)

1. Reporting Entity and Regulatory Environment

Reporting entity
Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in the Bolivarian Republic of Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level I, which is listed on the Over the Counter (OTC) market in the United States of America with Classes "A" and "B" shares. MERCANTIL is regulated by the Venezuelan Capital Markets Law and the Venezuelan Securities and Exchange Commission (CNV) and, therefore, must present its legal and statutory financial statements in accordance with the rules for the preparation of financial statements of entities regulated by the CNV.

The subsidiaries of MERCANTIL provide general banking services to corporate, middle market and retail customers. Third-party asset management services are provided both in Venezuela and the United States of America, as well as insurance services in Venezuela.

The main subsidiaries of MERCANTIL are Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.83% owned; Commercebank, N.A., a U.S.-based wholly owned commercial bank; Seguros Mercantil, C.A. in Venezuela, a wholly owned insurance company, and Merinvest, C.A. and its subsidiaries, all wholly owned.

Other wholly owned consolidated subsidiaries of MERCANTIL include Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles), Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.), and Mercantil Inversiones y Valores, C.A.

The financial statements of MERCANTIL at December 31, 2006 were approved by the Board of Directors on January 11, 2007.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules and instructions of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Central Bank of Venezuela (Banco Central de Venezuela - BCV) and the Guarantee and Bank Protection Fund (FOGADE).

Regulations require the Bank to earmark at least 31.5% of its gross loan portfolio at December 31, 2006 and 2005 to finance loans for agricultural, small business, mortgage and tourist industry sectors (Note 6).

In April 2005 BCV set maximum and minimum rates for deposit and lending operations in Venezuela. In this regard, the annual interest rate for lending operations, including credit cards, may in no case exceed 28%. Financial institutions may only charge an additional 3% a year on amounts overdue from clients. Annual interest rates for savings deposits may not fall below 6.5%. Annual interest rates on time deposits for 28 or more days, including certificates of participation, may not fall below 10%. BCV also adopted measures in respect of commissions and fees establishing limits for certain financial services.

b) Commercebank, N.A.
This subsidiary, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC).

Its head office, Commercebank Holding Co., is supervised by the Federal Reserve. It is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

The wholly owned subsidiaries of Commercebank Holding Co. are Commercebank Investment Services Inc. and Mercantil Services Corporation.

c) Banco Mercantil Schweiz AG
This bank, incorporated and domiciled in Switzerland, is regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

d) Seguros Mercantil, C.A.
This company, incorporated in Venezuela, is regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules and instructions of the Venezuelan Superintendency of Insurance.

e) Merinvest, C.A.
This subsidiary is a holding company for Venezuelan subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV and the Capital Markets Law.

2. Accounting Principles in Use

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of inflation-adjusted financial statements. According to CNV instructions, MERCANTIL should not include the effects of inflation in its financial statements as from 1999, but accounting principles generally accepted in Venezuela continue requiring inflation adjustment. The CNV has ruled that the methodology to be followed by MERCANTIL for preparation and presentation of its nominal financial statements is as set out in International Accounting Standard No. 29 (IAS 29). According to this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

b) Recognition of exchange gains or losses on held-to-maturity investment securities in foreign currency. In accordance with CNV rules, exchange gains and losses are recognized in the statement of income, while according to the aforementioned accounting principles they are shown at amortized cost.

c) Presentation of contracted amounts in transactions with derivative financial instruments. In accordance with CNV rules, these transactions are presented as memorandum accounts instead of on the balance sheet as required by the aforementioned accounting principles.

d) Recording of personal and real property received to repay loans considered uncollectible as well as idle assets desincorporated from operation. These assets are recorded at the lower of cost and market value and amortized using the straight-line method over one and three years, respectively. In accordance with accounting principles, these assets are recorded at the lower of cost and market value.

e) Unrealized gains or losses resulting from exchange rate fluctuations on investments in debt securities, classified as investments in available-for-sale debt securities and investments in publicly traded shares denominated in foreign currency, are recorded in shareholders' equity; in conformity with accounting principles generally accepted in Venezuela they should be included in the statement of income.

f) MERCANTIL computes deferred income tax in respect of timing differences between income and expenses arising in different periods for accounting and tax purposes, provided that there is a reasonable expectation of realization or recovery over time. In accordance with accounting principles generally accepted in Venezuela, a deferred income tax asset or liability is recognized in respect of all timing differences between the tax balance sheet and the accounting balance sheet.

Consolidated financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information (Note 32).

In December 2004 the CNV instructed companies that publicly trade securities to present their financial statements in accordance with International Financial Reporting Standards (IFRS) as from fiscal years beginning January 1, 2006. The CNV authorized MERCANTIL to continue presenting its financial statements in conformity with current accounting rules until the entities that regulate the subsidiaries forming MERCANTIL require presentation of financial information under IFRS. In December 2005 the CNV decided to postpone application of the aforementioned standards until they are adopted by the Venezuelan Federation of Public Accountants.

Below is a summary of the accounting principles in use:

a) Consolidation

The consolidated financial statements include the accounts of MERCANTIL and its more than 50%-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The accounting year-end of MERCANTIL and its subsidiaries is December 31, except for certain non-banking subsidiaries whose accounting year-end is November 30. Subsidiaries whose accounting year-end is November 30 are consolidated with the financial statements of MERCANTIL at December 31. There are no significant matters arising from differences in year-ends which, in the opinion of management, could have a significant impact on the financial position or results of operations of MERCANTIL.

b) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the balance sheet dates, the amounts of income, costs and expenses for the periods ended on those dates, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

c) Translation of financial statements of subsidiaries abroad

Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in shareholders' equity.

d) Investment portfolio

Investments are classified upon acquisition, based on their nature and intended use, into one of the following categories:

Trading securities

These investments are recorded at fair value and comprise investments in debt securities acquired for short-term trading. These debt securities may remain in this category for up to 90 days from their acquisition.

Unrealized gains or losses resulting from fluctuations in fair values are included in the results for the year.

Available-for-sale securities

Available-for-sale debt securities are recorded at fair value and include debt securities acquired for more than 90 days. Debt securities may remain in this category indefinitely. Unrealized gains or losses arising from differences in market values are included in shareholders' equity.

Held-to-maturity securities

These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are recorded in income over the term of the security.

Share trading portfolio

These consist of investments in shares to be publicly traded.

The fair value of investments in trading or available-for-sale debt securities not listed on stock exchanges is determined according to the present value of future cash flows of securities, purchase-sale operations on the secondary market or specific market prices of financial instruments with similar characteristics.

In general, for all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the period in which they occur. Any subsequent recovery of the fair value does not affect the new cost basis.

Time deposits and placements

These investments are funds deposited with financial institutions and are recorded at cost, which is equivalent to par value.

Restricted investments and repurchase agreements
Restricted investments include repurchase operations and other investments whose property rights are restricted or pledged as loan guarantees. They are valued using the same criteria used to record those investments from which they are derived.

Long-term investments
Investments in 20%-50%-owned affiliates are recorded under the equity method (Note 8).

e) Investments in securities acquired under resale agreements
Investments in securities acquired under resale agreements are recorded as restricted investments for the amount of funds transacted. Differences between resale and book value are recorded under interest income, on the accrual basis (Note 4).

f) Direct financial assets and liabilities
Short sales securities loan agreements, whereby MERCANTIL is the lender and the client is the borrower, are recorded at the market value of the underlying asset, including any interest receivable on these assets. Gains or losses from adjustments to market value are included in the results for the year. When MERCANTIL is the borrower, the transaction is recorded as a financial liability.

g) Loan portfolio
Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified, at the request of the debtor or according to certain other conditions.

Loans are classified as overdue 30 days after maturity. Individual loan installments are shown as overdue if repayment is more than 30 days past due. When any installment is more than 90 days past due, the entire loan balance is classified as overdue.

In-litigation loans are those in the legal collection process.

h) Allowance for risk of uncollectibility of loan portfolio and contingent loans
The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

i) Property and equipment
Until December 31, 1999, property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Fully depreciated property and equipment is included under memorandum accounts.

MERCANTIL assesses possible impairment in the value of its long-lived assets when events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by comparing the carrying amount with future undiscounted net cash flows expected to be generated by the asset. If an asset is impaired, the amount to be recognized as impairment is measured by the amount by which the carrying amount of the asset exceeds fair value.

j) Available-for-sale and other assets
Personal and real property received as payment is recorded at the lower of assigned value, book balance and market value and amortized using the straight-line method over one and three years, respectively. The remaining available-for-sale assets are recorded at the lower of cost and market value. Gains or losses from the realization of available-for-sale assets are included in the statement of income.

Assets idle for more than 24 months must be written out of asset accounts.

MERCANTIL assesses collectibility items under other assets using the same criteria, where applicable, as those applied to the loan portfolio. Provisions are set aside as required for those items based on their nature or aging.

k) Deferred and systems development expenses
Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

l) Goodwill
Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (Note 11).

m) Income tax
The tax provision is based on management's projection of tax results. MERCANTIL and its subsidiaries record a deferred income tax asset when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized (Note 17).

n) Liabilities under repurchase agreements
Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities in the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as interest expense over the term of the liability.

o) Reserves for insurance operations
The reserve for unearned premiums represents the unmatured portion of insurance premiums. Reserves for insurance claims include the estimated cost of claims reported and related expenses in addition to the estimated provisions for claims incurred but not yet reported. Reserves are adjusted regularly based on historical claims experience.

In determining the reserves for insurance policies and claims, MERCANTIL conducts an ongoing review of its reserves, including technical reserves and reinsurance. Since reserves are based on estimates, the actual amounts may be greater or smaller than those reserves. The effects of changes in estimated reserves are included in the results for the year in which they occur.

p) Labor-related benefits

Accrual for employee termination benefits

MERCANTIL and its Venezuelan subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law, and deposit amounts accrued on a monthly basis in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

Profit-sharing bonus and vacation leave

As established in its Collective Labor Agreement, MERCANTIL grants profit-sharing bonuses and vacation leave to its employees that match or exceed minimum requirements set out by law, and accrues the related liabilities as incurred.

q) Employee benefit plans

Pension plan and other retirement benefits

MERCANTIL has a long-term defined-benefit pension plan covering all eligible employees that also provides certain additional retirement benefits, mainly medical insurance, and is managed by Fundación BMA. Related costs and liabilities are calculated using actuarial methods and are recorded in the results for the year. The actuarial bases of pension plan costs are revised annually and include service costs, interest expense and returns on plan assets, as well as deferral and amortization of certain components, such as actuarial gains or losses, which are amortized over four years. MERCANTIL uses an actuarial method known as the "Projected Unit Credit Method" to calculate the present value of the Defined Benefit Obligation (DBO). MERCANTIL makes annual contributions to the plan, except when the DBO is already covered by plan assets.

In addition, Commercebank, N.A. has a 401K benefits plan to which MERCANTIL contributes a fixed percentage of participating employees' salaries.

Defined contribution scheme

During 2006 MERCANTIL implemented a new defined contribution scheme called the MERCANTIL Supplementary Savings Plan to replace the Supplementary Retirement Pension Plan. Contributions to the plan are recorded in the results for the year. This plan also grants employees certain post-retirement benefits, mainly medical insurance. The related liability is determined based on actuarial methods and its effect is expensed over 10 years.

Stock option plan

MERCANTIL has a long-term stock option plan for officers in strategic positions (Note 18-c). MERCANTIL determines the reasonable market value of these options and amortizes the related expense during the option exercise term. The reasonable market value of each option is determined at the award date based on the Black-Scholes-Merton valuation model and does not take into consideration cash dividends not awarded to officers.

r) Securities under spot agreements

MERCANTIL records commitments in respect of securities acquired through spot agreements under memorandum accounts. According to CNV rules, differences between the fair value of agreements and the agreed-upon price are recorded in deferred charges with a credit to unrealized gain from adjustment to market value of investments.

s) Derivative financial instruments
A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset. According to CNV rules, market values of transactions with derivative financial instruments are included under memorandum accounts (Note 23). Gains and losses from fluctuations in market value of derivative financial instruments are included in the results for the year.

t) Recognition of revenue and expenses
Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or in-litigation loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned.

Commissions associated with the granting of loans are recorded as income over the term of these loans.

Income from financial lease contracts and amortization costs of leased property are shown as net interest income.

Insurance premiums collected are recorded as income when earned.

u) Fair value of financial instruments
MERCANTIL recognizes transactions with financial instruments at their transaction date. Financial instruments are recorded in the balance sheet as either assets or liabilities at their respective fair values. The carrying value of cash and due from banks, investment portfolio and interest and commissions receivable approximates their fair value due to the short-term maturities of these instruments. Since most loans, commercial paper and other financial liabilities of MERCANTIL bear interest at variable market rates, management considers their carrying amounts to approximate fair value.

v) Foreign currency
Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the transaction date. Foreign currency balances at December 31, 2006 are shown at the exchange rates of Bs 2,144.60 /US$1, Bs 0.9581/Ps1 and Bs 1,759.74/CHF1 (Bs 2,144.60/US$1, Bs 0.9386/Ps1 and Bs 1,630.63/CHF1 at December 31, 2005), as established in the Exchange Agreements described in Note 22. Exchange gains and losses are included in the results for the year, except those in respect of investments in available-for-sale debt securities and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

w) Net income per share
Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares.

x) Assets received in trust
Assets received in trust, shown under memorandum accounts, are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are mainly valued using the same method as that used for investments in held-to-maturity securities (Note 2-d).

y) Cash equivalents
Cash equivalents comprise due from banks balances and the portion of investments in time deposits and placements maturing within 90 days.

z) Reformulation of financial statements for comparative purposes due to adoption of new accounting rules
At December 31, 2006, specific-purpose foundations controlled by MERCANTIL, considered the main beneficiary, are included in the consolidated financial statements.

As from 2006, MERCANTIL and certain subsidiaries adopted the accounting principle established in International Financial Reporting Standard No. 2, reflecting the effects of employee benefits based on stock plans in the results and financial position for each year presented (Note 18-c). Contributions made for the acquisition of these shares were previously recorded in the results of the year they were paid. In this regard, MERCANTIL and certain subsidiaries have reformulated for comparative purposes their consolidated financial statements at December 31, 2005 as follows:

(Billions of bolivars)	Reformulated balances	Previously reported balances	Variation
Total assets	24,274	24,274	-
Total liabilities	22,105	22,116	(11)
Net shareholders' equity	2,169	2,158	11
Repurchased shares reserved for employee stock option plan	(25)	-	(25)
Share premium	54	36	18
Retained earnings	1,493	1,475	18
Results for the year	722	715	7

3. Cash and Due from Banks

The main banking subsidiaries must maintain minimum balances of cash and due from banks in foreign and local currencies as required by regulatory entities. These balances are determined based on deposits and other borrowings by subsidiaries.

Below are balances at December 31 with Banco Central de Venezuela (BCV) included in cash and due from banks:

(Millions of bolivars)	2006	2005
Demand deposits	23,157	10,500
Legal reserve in local currency	2,866,665	1,224,806
Legal reserve in U.S. dollars	21,324	10,447
	2,911,146	1,245,753

Pending cash items are in respect of checks received and in process of collection from other financial institutions.

At December 31, 2006, the legal reserve in Venezuela amounts to 15% of all deposits and other liabilities, except for liabilities with Banco Central de Venezuela (BCV), Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and other financial institutions. This reserve must be made in U.S. dollars when deposits or liabilities are in foreign currencies. As from July 2006, the marginal increase of deposits is subject to a legal reserve of 30%.

4. Investment Portfolio

Investment portfolio comprises the following:

(Millions of bolivars)	December 31, 2006 Cost	December 31, 2006 Book value (equivalent to market value)	December 31, 2005 Cost	December 31, 2005 Book value (equivalent to market value)
Investments in trading securities				
Investments in securities issued by Venezuelan entities				
Securities issued or guaranteed by the Bolivarian Republic of Venezuela				
In foreign currency	6,347	6,422	119,972	122,553
Investments in securities issued by foreign entities				
Other investments	68,630	68,700	-	-
	74,977	75,122	119,972	122,553

(Millions of bolivars)	Dec 31, 2006 Cost	Dec 31, 2006 Unrealized gain	Dec 31, 2006 Unrealized loss	Dec 31, 2006 Book value (equivalent to market value)	Dec 31, 2005 Cost	Dec 31, 2005 Unrealized gain	Dec 31, 2005 Unrealized loss	Dec 31, 2005 Book value (equivalent to market value)
Investments in available-for-sale securities								
Investments in securities issued by Venezuelan entities								
Securities issued or guaranteed by the Bolivarian Republic of Venezuela								
In local currency (1)	1,480,071	8,345	(1,579)	1,486,837	1,137,695	16,661	(779)	1,153,577
In foreign currency	165,378	7,056	(29)	172,405	233,755	3,793	(459)	237,089
	1,645,449	15,401	(1,608)	1,659,242	1,371,450	20,454	(1,238)	1,390,666
Other investments								
In local currency	21,446	-	(84)	21,362	-	-	-	-
In foreign currency	9,862	141	(172)	9,831	2,921	-	(188)	2,733
	31,308	141	(256)	31,193	2,921	-	(188)	2,733
	1,676,757	15,542	(1,864)	1,690,435	1,374,371	20,454	(1,426)	1,393,399
Investments in securities issued by entities in the United States of America								
Securities issued or guaranteed by the government of the United States of America (2)	1,617,627	8,915	(8,943)	1,617,599	1,497,230	12,795	(13,649)	1,496,376
Debt in companies sponsored and supervised by the government of the United States of America (3)	1,589,888	1,528	(11,381)	1,580,035	1,849,685	701	(19,538)	1,830,848
Securities issued by the National Treasury of the United States of America	226,854	453	(231)	227,076	231,462	142	(383)	231,221
Other investments	1,119,480	1,568	(1,019)	1,120,029	679,035	72	(1,021)	678,086
	4,553,849	12,464	(21,574)	4,544,739	4,257,412	13,710	(34,591)	4,236,531
Investments in other countries	394,843	1,249	(162)	395,930	140,613	-	(1,320)	139,293
	6,625,449	29,255	(23,600)	6,631,104	5,772,396	34,164	(37,337)	5,769,223

(1) Includes fixed interest securities issued by the Bolivarian Republic of Venezuela in May 2006.

(2) Includes securities of the Government National Mortgage Association and the Small Business Administration.

(3) Includes shares of the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

Investments in available-for-sale securities include US$123 million as collateral for advances received from the Federal Home Loan Bank.

At December 31, 2006, investments in available-for-sale securities include securities of the Coral Gables agency with a market value of US$16,281,904 (Coral Gables and New York agencies for US$11,455,794 and US$16,526,630, respectively, at December 31, 2005), pledged to regulatory entities in compliance with state requirements in the United States of America.

During the year ended December 31, 2005, MERCANTIL recognized a permanent loss in the value of National Public Debt Bonds issued by the Bolivarian Republic of Venezuela denominated in foreign currency of Bs 8,345 million, shown under other operating expenses.

At December 31, 2006, a net unrealized gain of Bs 18,882 million shown in the consolidated statement of shareholders' equity includes net unrealized gains of Bs 11,733 million in respect of the share trading portfolio, Bs 1,641 million in restricted investments, Bs 5,655 million in available-for-sale investments, Bs 21 million in net losses in value of securities of affiliates and Bs 126 million in net losses resulting from held-to-maturity investments, reclassified from available-for-sale investments.

(Millions of bolivars)	December 31, 2006			December 31, 2005		
	Amortized cost	Unrealized gain (loss)	Market value	Amortized cost	Unrealized gain (loss)	Market value
Investments in held-to-maturity securities						
Investments in securities issued by Venezuelan entities						
Securities issued or guaranteed by the Bolivarian Republic of Venezuela						
In local currency (1)	276,593	1,033	277,626	476,915	5,524	482,439
In foreign currency	222,885	(90)	222,795	154,572	22,460	177,032
Other investments	417	(74)	343	-	-	-
	499,895	869	500,764	631,487	27,984	659,471
Investments in securities issued by entities in the United States of America						
Securities issued or guaranteed by the government of the United States of America (2)	-	-	-	11,728	-	11,728
Debt in companies sponsored and supervised by the government of the United States of America (3)	36,904	-	36,904	56,827	-	56,827
Mandatorily redeemable preferred stock (4)	47,932	(33)	47,899	35,641	-	35,641
Other investments	64,797	63	64,860	64,106	43	64,149
	149,633	30	149,663	168,302	43	168,345
Investments in other countries	7,597	(2)	7,595	12,432	(124)	12,308
	657,125	897	658,022	812,221	27,903	840,124

(1) Includes fixed interest securities issued by the Bolivarian Republic of Venezuela in May 2006.

(2) Includes securities of the Federal National Mortgage Association.

(3) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

(4) Includes shares of private companies.

Debt securities issued by the Bolivarian Republic of Venezuela in local currency include Bs 219,513 million (Bs 393,228 million at December 31, 2005) under exchange indexing clauses at variable quarterly yields (options). Variable yields will be the higher of: a) 85% of the Market Lending Rate and b) three-month LIBOR plus a 100 basic-point margin, plus the annual bolivar to U.S. dollar devaluation rate. Due to the low liquidity levels of the secondary market for these securities and the absence of a market for these options, management used the Black-Scholes-Merton model for valuation purposes. Results were the following: options maturing in 2006 added no value to bonds.

The par value of ordinary bonds maturing in 2007 is 100.08%. These debt securities are shown at amortized cost which, at December 31, 2006, is an aggregate 99.85% (99.34% at December 31, 2005).

For options maturing in November 2005, the subsidiary Banco Mercantil, C.A. collected in cash Bs 15,368 million as a result of indexing clauses for these bonds, which were recorded as interest income for the year ended December 31, 2005.

(Millions of bolivars)	December 31, 2006 Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	December 31, 2005 Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Share trading portfolio								
Shares issued by Venezuelan companies (1)	4,186	16,928	(5,780)	15,334	34,015	86,781	(45,321)	75,475
Shares issued by foreign companies	375	585	-	960	765	272	-	1,037
	4,561	17,513	(5,780)	16,294	34,780	87,053	(45,321)	76,512

(1) Mainly includes ADS de C.A. Nacional Teléfonos de Venezuela (CANTV) equivalent to 1.44% of its capital stock at December 31, 2005.

During the year ended December 31, 2006, the subsidiary Banco Mercantil, C.A. sold Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), C.A. shares in cash at market value to third parties. A gain on sale of Bs 62,436 million was recorded in equity under unrealized gain from adjustment to market value of investments in securities and shown under gain on sale of investment securities.

During the year ended December 31, 2006, certain subsidiaries sold MERCANTIL shares in cash at market value to third parties. A gain on sale of Bs 33,166 million was recorded under retained earnings.

During the year ended December 31, 2005, MERCANTIL and its subsidiaries sold their shares in Bancolombia (Banco Comercial de Colombia) through the Colombian Stock Exchange. A gain on sale of Bs 322 billion was recorded as operating income, of which Bs 292 billion and Bs 30 billion were recorded in equity under unrealized gain from adjustment to market value of investments in securities and translation adjustment, respectively. At December 31, 2005, related costs of Bs 11 billion are mainly in respect of stock exchange commissions and brokerage fees paid to third parties.

(Millions of bolivars)	December 31, 2006 Cost	Market value	December 31, 2005 Cost	Market value
Investments in time deposits and placements				
Investments in securities issued by Venezuelan entities				
Time deposits				
Banco Central de Venezuela	3,783,000	3,783,000	2,610,000	2,610,000
Financial institutions	46,178	46,178		
Overnight deposits	63,100	63,100	-	-
	3,892,278	3,892,278	2,610,000	2,610,000
Investments in securities issued by financial institutions in the United States of America				
Time deposits	255,475	255,475	150,895	150,895
Overnight deposits	72,574	72,574	176,281	176,281
	328,049	328,049	327,176	327,176
Investments in securities issued by foreign entities	84,726	84,726	159,781	159,781
	4,305,053	4,305,053	3,096,957	3,096,957

Investments in time deposits and placements include Bs 4,304,536 million, maturing within 90 days (Bs 3,047,712 million at December 31, 2005).

(Millions of bolivars)	December 31, 2006 Cost	December 31, 2006 Market value	December 31, 2005 Cost	December 31, 2005 Market value
Restricted investments and repurchase agreements				
Securities issued by the Bolivarian Republic of Venezuela				
In local currency	15,238	15,262	8,841	8,878
In foreign currency	7,808	7,808	23,459	23,907
	23,046	23,070	32,300	32,785
Securities issued or guaranteed by the government of the United States of America	245,369	246,986	89,170	89,978
Other	-	-	416	416
	245,369	246,986	89,586	90,394
Investments in other countries	4,467	4,467	-	-
	272,882	274,523	121,886	123,179

Below is a classification of investments by maturity at December 31, 2006:

(Millions of bolivars)	Available-for-sale investments Cost	Available-for-sale investments Book value (equivalent to market value)	Available-for-sale investments Yield (1)	Held-to-maturity investments Cost	Held-to-maturity investments Amortized cost	Held-to-maturity investments Yield (1)
In bolivars						
Less than 1 year	618,036	618,012	4.60	271,576	271,480	12.15
Over 5 years	859,855	866,545	4.64	5,184	5,184	3.97
	23,626	23,641	5.38	345	345	5.52
In U.S. dollars						
Less than 1 year	1,399,424	1,398,883	6.02	14,385	14,385	4.42
From 1 to 5 years	307,758	308,825	10.68	180,086	180,077	5.76
Over 5 years	3,416,750	3,415,198	5.50	185,675	185,654	6.18
	6,625,449	6,631,104		657,251	657,125	

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including amortization of premiums or discounts) by amortized cost. The effect of changes in fair value is not recognized.

During the year ended December 31, 2006, net income of Bs 149,389 million (Bs 324,231 million during the year ended December 31, 2005), was recorded on the sale of securities and included in the consolidated statement of income under gain on sale of investment securities.

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At December 31, 2006, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with Banco Central de Venezuela (BCV), which represent 18.17% and 32.14%, respectively, of its investment securities portfolio (21.69% and 26.12%, respectively, at December 31, 2005). Furthermore, MERCANTIL has investments in bonds issued by the government and other government agencies of the United States of America representing 30.36% of its investment portfolio (36.59% at December 31, 2005).

5. Direct Financial Assets

At December 31, 2006, MERCANTIL has securities loan agreements with third parties, represented by Treasury Notes of the Bolivarian Republic of Venezuela for Bs 84,801 million (par value of Bs 85,487 million) with yields between 3% and 12% and maturities as follows:

(Millions of bolivars)	
Up to 30 days	18,860
31 to 60 days	10,734
61 to 90 days	55,207
Total	84,801

6. Loan Portfolio

The loan portfolio is classified as follows:

	December 31, 2006						December 31, 2005	
(Millions of bolivars)	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
Economic activity								
Commercial	5,077,681	10,149	39,507	4,984	5,132,321	35	4,909,016	43
Construction	1,924,488	-	13,556	63	1,938,107	12	1,416,491	7
Industrial	985,975	8,765	1,533	192	996,465	7	1,137,476	12
Agriculture	1,176,718	441	4,947	172	1,182,278	8	793,459	10
Foreign trade	1,316,231	5,187	25,531	-	1,346,949	9	792,881	5
Car loans	1,027,080	-	2,213	-	1,029,293	7	505,271	7
Credit cards	956,466	-	268	-	956,734	6	435,232	4
Home purchase	820,313	3,703	3,532	1,482	829,030	6	406,031	4
Services	409,438	-	2,331	112	411,881	3	528,755	4
Other	1,039,920	169	10,349	278	1,050,716	7	599,489	4
	14,734,310	28,414	103,767	7,283	14,873,774	100	11,524,101	100

Below is the movement of the allowance for losses on loan portfolio:

	Years ended December 31,	
(Millions of bolivars)	2006	2005
Balance at the beginning of the year	229,404	193,659
Allowance for the year	91,044	66,215
Effect of translation of allowances in foreign currency	192	8,140
Decrease in allowance (Note 19)	(12,162)	(21,314)
Write-off of uncollectible loans	(29,736)	(53,814)
Loan portfolio recoveries	17,333	34,006
Transfers from (to) other reserves	(2,575)	2,512
Balance at the end of the year	293,500	229,404

During the year ended December 31, 2006, interest accrued but not recorded as income on overdue loans and in-litigation loans amounted to Bs 15,918 million (Bs 13,924 million during the year ended December 31, 2005). Interest on loan portfolio for the year ended December 31, 2006 includes Bs 11,158 million (Bs 16,719 million during the year ended December 31, 2005) for interest collected on overdue loans and in-litigation loans deferred in previous years.

During the year ended December 31, 2006, uncollectible loans written-off in previous years for Bs 66,092 million were collected (Bs 30,042 million during the year ended December 31, 2005) and are included in the consolidated statement of income under other income (Note 19).

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. Concentration of risk is limited since loans are granted to a variety of economic sectors and a large number of clients. At December 31, 2006 and 2005, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

7. Interest and Commissions Receivable

Interest and commissions receivable at December 31 comprise the following:

(Millions of bolivars)	**2006**	**2005**
Interest on		
Loan portfolio	102,262	78,912
Investment securities	68,576	66,331
	170,838	145,243
Commissions receivable	17,635	14,795
Provision for contingent losses	(2,299)	(2,419)
	186,174	157,619

8. Long-term Investments

Long-term investments recorded by the equity method comprise the following:

		December 31, 2006			December 31, 2005		
	Par value	**Number of shares**	**Equity %**	**Millions of bolivars**	**Number of shares**	**Equity %**	**Millions of bolivars**
Todo 1 Services, Inc.	2,144 (1)	26,187	47.00	9,349	21,823	38.80	4,106
Cestaticket Accor Services, C.A.	100	279,500	43.00	25,494	279,500	43.00	20,585
Proyectos Conexus	100	343,334	33.00	1,742	343,334	33.33	1,373
Other				199			43
				36,784			26,107

(1) Equivalent to a par value of US$1 per share.

During the year ended December 31, 2006, MERCANTIL recorded income from equity participation of approximately Bs 32,909 million (Bs 22,644 million at December 31, 2005), of which Bs 27,593 million relates to Cestaticket Accor Services, C.A. (Bs 20,765 million during the year ended December 31, 2005), and received dividends of Bs 22,629 million (Bs 14,670 million during the year ended December 31, 2005).

Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America, began operations in February 2000 as part of an alliance with the financial institutions Bancolombia and CONAVI in Colombia. The alliance strives to combine the individual business skills of these companies to develop e-business in each of the aforementioned countries and Spanish-speaking markets in general. As a result of this alliance, during the year ended December 31, 2006,

MERCANTIL recorded income from equity in long-term investments of Bs 4,245 million (Bs 905 million during the year ended December 31, 2005).

In July 2006 the subsidiary Banco Mercantil was notified of an unfavorable ruling in connection with a claim filed by a client. The Bank has been ordered to pay approximately Bs 36,458 million for general damages and loss of profits, plus monetary indexation. In November 2006, the Bank's legal advisors filed for annulment of the ruling which includes allegations for nonfeasance and law infringement. In the opinion of Bank management and its legal advisors, this ruling contains legal vices and, therefore, it is expected to be annulled and a new ruling issued.

9. Available-for-sale Assets

Available-for-sale assets at December 31 comprise the following:

(Millions of bolivars)	2006	2005
Real property received as payment	3,370	7,996
Personal property received as payment	-	213
Idle assets	-	1,476
Other assets available for sale	2,262	971
Accumulated amortization	(564)	(4,023)
	5,068	6,633

During the year ended December 31, 2006, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 1,139 million (Bs 5,376 million during the year ended December 31, 2005). Fully amortized personal and real property is shown under memorandum accounts (Note 2-i).

During the year ended December 31, 2006, MERCANTIL and certain subsidiaries sold assets received as payment and idle assets, resulting in a gain on sale of Bs 13,375 million (Bs 16,260 million during the year ended December 31, 2005), shown in the consolidated statement of income under other income (Note 19).

10. Property and Equipment

Property and equipment comprises the following:

	December 31, 2006			December 31, 2005		
(Millions of bolivars)	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
Buildings and facilities	246,774	(103,531)	143,243	230,310	(96,200)	134,110
Office furniture and equipment	290,598	(181,054)	109,544	222,357	(155,806)	66,551
Land	17,634	-	17,634	27,882	-	27,882
Other property	50,721	(1,774)	48,947	40,279	(1,266)	39,013
	605,727	(286,359)	319,368	520,828	(253,272)	267,556

During the year ended December 31, 2006, MERCANTIL recorded depreciation expense of Bs 45,360 million (Bs 34,000 million during the year ended December 31, 2005), shown in the consolidated statement of income under operating expenses.

At December 31, 2006, buildings, facilities and land for Bs 160,876 million have an estimated market value of Bs 726,820 million, based on valuations performed by independent appraisers in December 2005.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (Years)	Remaining useful life (Years)
Buildings and facilities	40	24
Office furniture and equipment	4-10	3
Other property	5	3

11. Other Assets

Other assets at December 31 comprise the following:

(Millions of bolivars)	2006	2005
Goodwill		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 39,367 million (Bs 32,806 million at December 31, 2005)	91,856	98,417
Florida Savings Bank, net of accumulated amortization of Bs 1,181 million	39,337	-
C.A. Seguros Orinoco, net of accumulated amortization of Bs 5,304 million (Bs 4,243 million at December 31, 2005)	14,298	15,359
Todo 1 Services, Inc., net of accumulated amortization of Bs 123 million	3,168	-
Seguros Mercantil, C.A., net of accumulated amortization of Bs 1,296 million (Bs 1,362 million at December 31, 2005)	2,693	3,594
	151,352	117,370
Dividends and other accounts receivable	163,155	209,194
Insurance premiums receivable	105,160	70,527
Deferred expenses, net of accumulated amortization of Bs 61,077 million (Bs 49,751 million at December 31, 2005)	61,817	44,673
Deferred income tax (Note 17)	41,128	47,539
Prepaid taxes	40,504	25,152
Shopping mall rights	39,191	-
Pending items	38,225	19,266
Insurance and other prepaid expenses	25,411	21,368
Accounts receivable from other credit card issuing institutions	18,054	2,400
Systems development, net of accumulated amortization of Bs 83,081 million (Bs 76,806 million at December 31, 2005)	15,798	10,385
Premiums receivable from the Venezuelan government	7,367	-
Prepaid advertising	4,964	6,405
Stationery and office supplies	4,385	4,265
Advances for acquisition of real property	2,531	2,482
Cross Currency Swap Valuation (Note 23)	30	-
Other	14,559	15,258
	582,279	478,914
	733,631	596,284
Allowance for estimated losses on other assets	(7,968)	(5,801)
	725,663	590,483

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into Banco Mercantil and Seguros Mercantil, respectively, and the former shareholders have provided guarantees covering a 5-10 year period for recovery of certain assets and resolution of certain contingencies.

The balance receivable from the Venezuelan government is mainly in respect of November and December 2006 premiums on medical insurance policies (hospitalization, surgery and maternity), included under income from insurance premiums for the year, of which Bs 6,956 million was collected in February 2007.

In 2006 MERCANTIL acquired additional equity of 7.43% in Todo 1 Services, Inc. and recorded goodwill of Bs 3,291 million. Goodwill is amortized using the straight-line method over 20 years.

In 2006 MERCANTIL purchased a bank in Florida through a merger, giving rise to goodwill of Bs 40,170 million. The latter had three branches located in Dade County, Miami, Florida, United States of America. The bank had loans of US$108 million (Bs 231,617 million), total assets of US$132 million (Bs 283,087 million) and total deposits of US$121 million (Bs 259,497 million).

In 2006 the subsidiary Banco Mercantil sold land to a third party at a market value of Bs 39,191 million, resulting in a gain of Bs 20,328 million shown under other income (Note 19). This land will be developed into a shopping mall within approximately three years. MERCANTIL simultaneously acquired 20% of the premises at the same price to be used as its main office and other facilities.

The balance of pending items includes mainly operations conducted in the normal course of business during the last days of the month that are being identified and have not yet been definitively recorded. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under other liabilities (Note 15).

During the year ended December 31, 2006, MERCANTIL recorded amortization expense of Bs 26,308 million (Bs 31,758 million during the year ended December 31, 2005), shown in the consolidated statement of income under operating expenses.

12. Deposits

Deposits comprise the following:

Type of deposit

	December 31, 2006		December 31, 2005	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	5,128,745	20	3,326,303	17
Interest-bearing checking accounts	6,221,425	25	4,670,412	24
Savings accounts	7,160,491	28	5,316,585	27
Time deposits	6,736,211	27	6,166,201	32
	25,246,872	100	19,479,501	100

Time deposits by maturity

	December 31, 2006 Millions of bolivars	%	December 31, 2005 Millions of bolivars	%
Up to 30 days	3,233,495	48	3,495,656	57
31 to 60 days	759,052	11	1,229,063	20
61 to 90 days	568,934	8	540,943	9
91 to 180 days	530,802	8	364,978	6
181 to 360 days	458,104	7	369,156	6
Over 360 days	1,185,824	18	166,405	2
	6,736,211	100	6,166,201	100

Deposits bear interest at the rates shown below:

	December 31, 2006				December 31, 2005			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	0.50	5.00	0.10	5.60	1.00	2.50	0.10	2.70
Savings deposits	6.50	7.00	0.10	5.50	6.50	8.00	0.10	2.70
Time deposits	10.00	10.75	0.15	6.57	7.50	13.75	0.15	6.57

At December 31, 2006, deposits include Bs 828,885 million (Bs 498,216 million at December 31, 2005) from the Venezuelan government and other government entities, equivalent to 3.3% of total deposits (2.6% at December 31, 2005).

13. Debt Authorized by the Venezuelan Securities and Exchange Commission

At December 31, 2006, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Years)	Percentage of return on TAM (•) %
Issue 2004-II	25,000	15,000	15,000	May, September and October 2004	2.5	90
Issue 2004-IV	30,000	28,871	28,871	November 2004 and March and May 2005	3	91
Issue 2005-I	35,000	35,000	35,000	November and December 2005	3	88
Issue 2005-II	25,000	25,000	25,000	November and December 2005	1.5	84
Issue 2006-I	60,000	60,000	60,000	November 2006	2	8.25% fixed rate
Issue 2006-II	40,000	40,000	40,000	November 2006	2	76
	215,000	203,871	203,871			
Bonds acquired by subsidiaries			(24,784)			
			179,087			

(•) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed by the main six commercial and universal banks in Venezuela according to information published by Banco Central de Venezuela (BCV).

b) Commercial paper

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Days)	Discount %
Issue 2006-I						
Series I	10,000	10,000	10,000	September 2006	210	7.00
Series II	10,000	10,000	10,000	September 2006	210	7.00
Series III	10,000	10,000	10,000	September 2006	360	7.00
Series IV	20,000	20,000	20,000	October 2006	339	6.75
Series V	10,000	10,000	10,000	October 2006	311	6.75
Series VI	20,000	20,000	20,000	November 2006	279	6.75
	80,000	80,000	80,000			

MERCANTIL reserves the right to fully or partially redeem these bonds at par value as of one year of the issue date of each series and on the date coupons are paid. One or several series issued may be redeemed.

14. Financial Liabilities

Financial liabilities are classified by type and maturity as follows:

(Millions of bolivars)	December 31, 2006 Up to one year	December 31, 2006 More than one year	December 31, 2006 Total	December 31, 2005 Up to one year	December 31, 2005 More than one year	December 31, 2005 Total
Liabilities with Venezuelan banks and savings and loan institutions						
Credit balances with correspondent banks	49,127	-	49,127	33,026	-	33,026
Loans granted by Venezuelan financial institutions, with annual interest at between 8% and 13.59% (between 6.46% and 15% at December 31, 2005)	218,599	100,000	318,599	143,511	45,000	188,511
	267,726	100,000	367,726	176,537	45,000	221,537
Liabilities with foreign banks and savings and loan institutions						
New York office mortgage loan of US$5,783,610 with 9.63% fixed annual interest (US$5,958,885, with 9.63% fixed annual interest)	-	12,403	12,403	-	12,779	12,779
Federal Home Loan Bank, with a par value of US$109,250,000 and annual interest at between 3.10% and 5.90% (US$117,250,000, with annual interest at between 2.40% and 5.80% at December 31,2005)	162,990	71,308	234,298	75,060	176,394	251,454
Other	377	-	377	8,593	-	8,593
	163,367	83,711	247,078	83,653	189,173	272,826
Direct financial liabilities						
Short sale of securities at par value of US$138,354,240 and annual interest at between 4.44% and 5.94%	-	296,714	296,714	-	-	-
Securities loan agreement	83,552	-	83,552	-	-	-
	83,552	296,714	380,266	-	-	-
Liabilities under repurchase agreements						
Liabilities under repurchase agreements, with a par value of US$271,059,000 and annual interest at between 3.66% and 5.51% (US$122,146,321 at December 31, 2005)	-	581,313	581,313	314	261,641	261,955

(Millions of bolivars)	December 31, 2006			December 31, 2005		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
Other liabilities						
Funds received for special financing programs, with annual interest at between 18% and 22.29% (between 18% and 22.29% at December 31, 2005)	-	4,434	4,434	-	6,289	6,289
Liabilities with credit card points of sale	2,549	-	2,549	4,941	-	4,941
Liabilities in respect of letters of credit	137,231	-	137,231	61,057	-	61,057
Other	266	734	1,000	12,424	132,569	144,993
	140,046	5,168	145,214	78,422	138,858	217,280
	654,691	1,066,906	1,721,597	338,926	634,672	973,598

Maturities of financial liabilities are as follows:

Up to one year

	December 31, 2006		December 31, 2005	
	Millions of bolivars	%	Millions of bolivars	%
Up to 30 days	213,709	33	101,200	30
31 to 60 days	68,225	10	31,965	9
61 to 90 days	21,103	3	75,062	22
91 to 180 days	91,918	14	3,335	1
181 to 270 days	30,000	5	31,788	10
271 to 360 days	229,736	35	95,576	28
Total	654,691	100	338,926	100

More than one year

	December 31, 2006		December 31, 2005	
	Millions of bolivars	%	Millions of bolivars	%
2006	-	-	719	-
2007	203,999	19	211,419	33
2008	65,475	6	26,013	4
2009	136,410	13	396,521	63
2010 and beyond	661,022	62	-	-
Total	1,066,906	100	634,672	100

At December 31, 2006, MERCANTIL has securities loan agreements, represented by Treasury Notes of the Bolivarian Republic of Venezuela with yields between 1% and 5%.

Liabilities under repurchase agreements

Below is a summary of liabilities under repurchase agreements at December 31:

(Millions of bolivars)	2006	2005
Balance at year-end	581,313	261,955
Fair value of financial instruments (1)	581,313	261,940
Total maximum balance outstanding at the end of any month of the year	584,112	261,955
Average balance for the year	379,620	94,372

(1) Based on present value of estimated future cash flows.

	%
Weighted average interest rate	
For the year	
In foreign currency	3.27
Interest rate at year-end	
In foreign currency	3.40

Liabilities under repurchase agreements are mainly in respect of investments sold by the subsidiaries Banco del Centro, S.A. and Commercebank, N.A. during the normal course of business.

15. Other Liabilities

Other liabilities at December 31 comprise the following:

(Millions of bolivars)	2006	2005
Reserves for insurance operations (Note 2-o)	415,348	268,017
Pending items	205,942	202,652
Cashier's checks issued to clients	178,657	191,956
Provision for contingencies and other (Note 17)	174,689	174,498
Accrued expenses	151,813	68,860
Taxes collected and withheld	82,767	39,892
Provisions for taxes payable (Note 17)	69,858	69,181
Other demand liabilities	59,918	38,585
Deferred interest	44,553	47,218
Provision for operating risks	41,982	43,192
Personnel profit sharing and bonuses	26,501	24,892
Labor contributions	18,612	9,206
Accounts payable to suppliers	12,557	10,383
Law on Narcotic and Psychotropic Substances	9,909	8,557
Science, Technology and Innovation Law	8,555	-
Supplementary Savings Plan (Note 18-a)	4,007	-
Unrealized gains	838	1,652
Cross Currency Swap Valuation (Notes 11 and 23)	7	-
Other	84,889	47,585
	1,591,402	1,246,326

Pending items mainly include commitments acquired by Commercebank, N.A. in respect of security transactions pending settlement at year-end, which clear during the first days of January.

A provision of Bs 8,555 million has been set aside in respect of the 0.5% contribution of gross income obtained in the country during the preceding year required by the Law on Science, Technology and Innovation.

At December 31, 2006, MERCANTIL maintains provisions for operating risks of Bs 41,982 million (Bs 43,192 million at December 31, 2005) determined on the basis of methodologies for risk management assessment, measurement and control. Provisions for contingencies and other operating risks are recorded in the consolidated statement of income under other operating expenses (Note 20).

At a Special Shareholders' Meeting of the subsidiary Holding de Inversión Mercantil de Colombia, S.A. held in December 2006, approval was granted to liquidate this subsidiary and distribute the remainder among shareholders. The amount to cover certain administrative and labor contingencies was calculated at Bs 2,301 million. A reserve of Bs 470 million under a fiduciary agreement was provided for to cover undetermined contingencies and liquidator fees, among others.

16. Subordinated Debt

The subsidiary Commercebank Holding Corporation has issued the following 30-year mandatorily redeemable subordinated debt:

Issue date	Maturity date	Annual interest %	Original amount in millions of US$	Balance at December 31, 2006 in millions of US$	December 31, 2006	December 31, 2005
					(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40	28	59,684	59,684
September 2000	September 2030	10.60	15	15	32,169	32,169
March 2001	June 2031	10.18	10	10	21,446	21,446
November 2001	December 2031	LIBOR + 3.75	5	-	-	10,723
July 2002	July 2032	LIBOR + 3.65	10	10	21,446	21,446
December 2002	January 2033	LIBOR + 3.35	9	9	19,838	19,838
April 2003	April 2033	LIBOR + 3.25	8	8	17,157	17,157
March 2004	April 2034	LIBOR + 2.85	5	5	10,723	10,723
September 2006	December 2038	LIBOR + 1.75	25	25	53,615	-
December 2006	December 2036	LIBOR + 1.75	25	15	32,169	-
					268,247	193,186

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to 10 six-month periods.

17. Taxes

Tax expense comprises the following:

(Millions of bolivars)	Years ended December 31, 2006	2005
Taxes		
Current		
In Venezuela	64,821	38,814
Abroad	59,878	41,324
	124,699	80,138
Deferred		
In Venezuela	1,506	1,400
Abroad	4,432	(4,121)
	5,938	(2,721)

Taxes in Venezuela

Venezuelan Income Tax Law

This Law contemplates, among other things, regulations concerning a proportional tax on dividends, annual inflation adjustment, worldwide income taxation, fiscal transparency regulations and transfer pricing.

The tax year of MERCANTIL ends on December 31. For the years ended December 31, 2006 and 2005, the main differences between book income and taxable income arise from the net effect of the annual inflation adjustment, shareholdings, provisions and accruals, nontaxable income and the net effect of tax-exempt income from National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

At December 31, 2006, MERCANTIL and its subsidiaries have tax loss carryforwards estimated at Bs 153,223 million with sources and maturities as shown below:

(Millions of bolivars)	Territorial	Extraterritorial	Total global
Tax loss carryforwards	87,483	65,740	153,223
Maturity			
2007	30,447	15,290	45,737
2008	756	50,450	51,206
2009	56,280	-	56,280

The aforementioned amount mainly comprises tax losses of MERCANTIL (Bs 80,432 million), Inversiones y Valores Mercantil V (Bs 57,667 million), Seguros Mercantil, C.A. (Bs 6,540 million), Merinvest, C.A. (Bs 6,096 million), Holding Mercantil Internacional (Bs 5,807 million) and Mercantil Inversiones y Valores, C.A. (Bs 2,790 million).

The subsidiary Banco Mercantil computed taxable income for the year ended December 31, 2006, giving rise to a tax expense of Bs 59,748 million (Bs 33,061 million at December 31, 2005). The following is a reconciliation between book expense and tax expense for Banco Mercantil for the year ended December 31, 2006:

Statutory tax rate	34%
(Millions of bolivars)	
Notional tax expense based on book income computed at the tax rate in effect	152,976
Difference between notional tax expense and actual tax expense	
Net effect of shareholdings	(28,663)
Effect of the annual inflation adjustment	(75,870)
Net effect of National Public Debt Bonds exemption	(19,364)
Net effect of sale of shares	(3,179)
Nondeductible provisions	
Loan portfolio, net	20,281
Other provisions	2,269
Other	(496)
Effect of applying tax rate to taxable income in Venezuela	47,954
Effect of applying tax rate to foreign-earned taxable income	11,794
Effect of applying tax rate to taxable income in Venezuela, plus foreign-earned taxable income	59,748

Business assets tax

Business assets tax was a minimum tax, complementary to income tax. It was calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year. In August 2004, the Business Assets Tax Law was repealed, but business assets tax credits may still be carried forward for three years. At December 31, 2006, MERCANTIL and its subsidiaries have excess business assets tax of Bs 487 million for offsetting against income tax, which may be used until the year ending December 31, 2007.

Bank debit tax
In March 2002 the Venezuelan government enacted the Bank Debit Tax Law. This tax was levied upon debits or withdrawals made from checking and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments. Venezuelan banks and other financial institutions were also required to pay this tax on transactions such as investments, interbank loans, and personnel and operating expenses, among others. Bank debit tax was set at 0.50% during 2005 and 2006. This tax was repealed in February 2006. Bank debit tax expense for the year ended December 31, 2006 amounted to approximately Bs 754 million (Bs 9,515 million at December 31, 2005).

Transfer pricing
Income tax regulations in Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in the Law and report results obtained through special returns. MERCANTIL and the subsidiaries to which these rules apply filed transfer-pricing returns for information purposes within the established timeframes and documented their transactions with related parties in conformity with the methodology set out in applicable regulations.

Taxes in the United States of America
Federal taxes
Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and transfer pricing.

State taxes
Companies in the United States of America must pay taxes in the state where they operate. In 2006 and 2005, these companies paid taxes in Florida, New York, Texas and Delaware. Tax computation depends on laws in each state. Payments of state tax are considered credits against federal tax.

Contingencies
In the normal course of business, certain MERCANTIL subsidiaries are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

Various subsidiaries of MERCANTIL in Venezuela and their merged institutions have received additional income tax assessments from the Tax Authorities amounting to approximately Bs 23,066 million, mainly due to disallowance of certain income considered nontaxable, expenses related to tax-exempt income, expenses for unpaid or late payment of withholdings, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. Additionally, the subsidiary Banco Mercantil was subject to assessments of approximately Bs 3,341 million in respect of unwithheld and/or late payments of value added tax (VAT). MERCANTIL subsidiaries appealed alleging no grounds for disallowance and rejection. To date, the tax courts have not ruled on some of these assessments; those that went in favor of MERCANTIL subsidiaries were appealed by the National Treasury and rulings are pending.

Banco Mercantil also received additional bank debit tax assessments amounting to Bs 23,508 million, which were appealed. In the opinion of its legal advisors, these assessments are not well grounded in law.

MERCANTIL management identified a maximum risk of Bs 22,613 million in connection with the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest; hence, a provision has been set aside to cover this amount (Note 15).

In June 2006 a subsidiary of Banco Mercantil in Colombia was notified of a lawsuit against it of approximately Bs 9,200 million. A settlement with the plaintiff was reached during the year ended at December 31, 2006.

In September 2006 the subsidiary of Banco Mercantil was subjected to a special requirement by the Colombian Tax and Customs Administration (DIAN) resulting from its interpretation of the treatment of certain assets. The requirement implied payment of taxes and a penalty payable by the subsidiary of approximately Bs 47,181 million, which was appealed by legal advisors. In the opinion of management and the legal advisors of the subsidiary, this penalty is not well grounded in law.

18. Employee Benefit Plans

a) Supplementary Savings Plan (Plan de Ahorro Previsional Complementario Mercantil)
In 2006 MERCANTIL implemented a plan for its employees and those of its Venezuelan subsidiaries corresponding to a defined contribution plan entitled "Plan de Ahorro Previsional Complementario Mercantil" (Supplementary Savings Plan) which replaces the existing defined benefit plan entitled "Plan Complementario de Pensiones de Jubilación" (Supplementary Defined Benefit Pension Plan). Active employees have the option of subscribing to the new plan or remaining in the existing defined benefit plan.

In the Supplementary Savings Plan, employees contribute between 1% and 5% of their basic monthly salary and MERCANTIL doubles this amount up to a maximum of 10%. Both contributions are recorded in individual accounts on behalf of each employee.

The initial cost of the Supplementary Savings Plan was Bs 136 billion, of which Bs 102 billion is in respect of initial contributions at June 30, 2006 covered by approximately Bs 50 billion recorded as Personnel expense in June 2006 and the difference provided from funds set aside for pension obligations for employees changing over to the new plan and Bs 34 billion for annual contributions to be made to active employees in the following four years. The expense for the year ended December 31, 2006 in respect of this plan is Bs 62 billion.

Commercebank, N.A. and its subsidiaries (Commercebank Investment Services and Commercebank Trust Co., N.A.) have a pension plan which is regulated by the 401K tax standard of the United States of America. Employees with more than 6 months of service, over 21 years of age, may contribute a percentage of their salaries and the employer contributes a similar amount of up to 5% of their annual salary. After one year of service, employees receive another annual contribution of 5% of their salary. Employer contributions are assigned progressively to employees based on seniority, between the second and the sixth year of service.

b) Supplementary retirement pension and post-retirement benefit plan
The supplementary retirement pension plan and other benefits to eligible employees is based on a minimum 10-year length-of-service period and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment preceding retirement and is payable at a maximum of 60% of this average salary.

At December 31, 2006, plan assets, obligations and results, as well as long-term assumptions used, are as follows:

(Millions of bolivars)	**Supplementary pension plan**	**Post-retirement benefits**
Variation of projected benefit obligation		
Benefit obligation at January 1	69,580	8,267
Service cost	1,202	727
Interest cost	5,362	1,564
Actuarial gain (loss)	16,772	(1,505)
Plan reduction (gain)	(8,919)	-
Payment of obligation for transfer of assets	(8,701)	-
Transfer of obligations	(39,780)	-
Plan modification	-	9,770
Paid benefits	(3,340)	(908)
Projected benefit obligation	32,176	17,915
Variation in plan assets		
Fair value of assets at the beginning of the period	53,077	8,267
Yield on assets	5,369	904
Company contribution	9,038	5,529
Payment of obligation for transfer of assets	(7,453)	-
Transfer of obligations	(24,456)	(5,092)
Paid benefits	(3,340)	(908)
Fair value of plan assets at year-end	32,235	8,700
Financial position at year-end		
Present value of obligations (DBO)	(32,176)	(17,915)
Assets of external fund supporting the plan	32,235	8,700
Projected obligation (less assets)	59	(9,215)
Unrecognized past service cost	-	9,215
Unrecognized actuarial gain (loss)	24,986	(1,670)
	25,045	(1,670)
Components of net benefit cost for the year		
Service cost	1,202	727
Interest cost	5,362	1,564
Expected yield from plan assets	(4,086)	(621)
Effect of decrease and payment	(5,357)	-
Amortization of unrecognized past service cost	-	555
Amortization of actuarial gain (loss)	3,962	-
Net benefit cost for the year	1,083	2,225

Assumptions used to determine benefit obligations for the period and year-end

(Thousands of bolivars)	**Supplementary pension plan %**	**Post-retirement benefits %**
Discount rate	11.00	11.00
Salary increase	12.00	12.00
Yield on assets		
Bolivars	15.00	15.00
U.S. dollars	6.50	6.50
Increase of medical expense for the year	13.50	13.50

Plan costs for 2007 are estimated at Bs 4,935 million.

c) Long-term stock option plan

MERCANTIL and certain subsidiaries offer a long-term stock option plan to eligible officers approved by the Board of Directors' Compensation Committee. These shares are allotted over three-year periods and awarded annually. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved in accordance with plan regulations. During each administrative phase and until the shares are actually acquired by officers, cash dividends declared in respect of these shares are received by Fundación BMA and stock dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled. At December 31, 2006, 144 employees are participating in this plan. For the year ended December 31, 2006, Banco Mercantil contributed Bs 1,400 million (Bs 3,500 million in 2005) to Fundación BMA for this plan.

In January 2007 the Board of Directors' Compensation Committee gave approval to formulate the characteristics of Phase V of the aforementioned plan and fixed the price of shares to be purchased by participants at Bs 4,765 for Class "A" and "B" common shares. The Committee has also been working on a General Stock Purchase Plan that will allow purchase of MERCANTIL shares by all employees of subsidiaries in Venezuela. The terms and conditions of this plan were defined in January 2007 and Banco Mercantil contributed Bs 3,600 million to Fundación BMA, charged to income for the year ended December 31, 2006, to purchase shares.

Below is a breakdown of shares included in the plan at December 31, 2006, which are deposited in the Seguros Mercantil, C.A. trust fund:

Phase	Approval date	Number of shares (4)				Option price		End of term for option exercise
		Class "A"		Class "B"		Class "A"	Class "B"	
						(In bolivars)		
III	2001	3,219,485	(1)	2,608,416	(1)	700	600	2006, 2007 and 2008
IV	2004	5,888,235	(2)	4,905,292	(2)	2,500	2,500	2009
V	2006	2,205,883	(3)	3,863,092	(3)	4,765	4,765	2010
Total shares in trust fund		11,313,603	(4)	11,376,800	(4)			

(1) Shares in individual trust funds on behalf of participants.

(2) Shares to be allotted and awarded in Phase IV of the program.

(3) Shares for Phase V under development.

(4) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Balance at December 31, 2004	10,762,495	8,788,046	19,550,541
Stock dividends	2,063,755	1,676,472	3,740,227
Options exercised	(6,512,266)	(5,369,541)	(11,881,807)
Balance at December 31, 2005	6,313,984	5,094,977	11,408,961
Options exercised	(3,093,386)	(2,485,629)	(5,579,015)
Options recovered	(1,113)	(932)	(2,045)
Balance at December 31, 2006	3,219,485	2,608,416	5,827,901

The market value of each option is estimated at the date of adjudication based on the Black-Scholes valuation model using the following premises:

(Thousands of bolivars)	Share volatility %	Risk-free rate %	Time (Years)	Option value
Phase I	78.6	28.6	7.8	7,721
Phase II	68.7	21.0	6	386
Phase III	35.8	26.9	7.5	1,458

19. Other Income

Other income at December 31 comprises the following:

(Millions of bolivars)	2006	2005
Recovery of loans recorded as uncollectible (Note 6)	66,092	30,042
Release of provisions	59,261	32,225
Commissions on banking services	53,032	23,765
Interest on financing of insurance policies	40,730	37,631
Commissions on administration of housing savings fund	25,433	25,778
Commissions for foreign currency administration	24,980	22,630
Gain on sale of land (Note 11)	20,328	-
Commissions on drafts and transfers	17,814	16,060
Commissions on advisory services	17,470	12,241
Gain on sale of available-for-sale assets (Note 9)	13,375	16,260
Decrease in allowance for losses on loan portfolio (Note 6)	12,162	21,314
Income from other accounts receivable	8,900	5,844
Dividends received	5,653	14,630
Commissions on administration of investment portfolio	2,575	4,120
Income from transactions with derivative instruments	1,766	(385)
Uncashed cashier's checks	1,199	2,229
Other	59,392	45,339
	430,162	309,723

20. Other Operating Expenses

Other operating expenses at December 31 comprise the following:

(Millions of bolivars)	2006	2005
Professional fees and other external services	123,579	89,106
Advertising and marketing	88,982	57,052
Communications	81,005	63,820
Provisions for operating risks and other contingencies	63,352	58,396
Service commissions	63,100	42,689
Provisions for other assets	48,041	41,041
Taxes and contributions	46,890	43,652
Office supplies	20,960	16,480
Transportation and security	16,284	12,076
Robbery, assault and fraud	12,449	6,383
Provision for Law on Science, Technology and Innovation (Note 15)	11,020	-
Donations	10,217	7,481
Public relations and representation expenses	10,077	7,674
Insurance expenses	5,014	4,795
Provision for available-for-sale assets	1,139	5,376
Other	41,881	31,261
	643,990	487,282

21. Shareholders' Equity

a) Capital stock and authorized capital

At December 31, 2006, the subscribed and paid-in capital of MERCANTIL amounts to Bs 107,717 million (Bs 113,352 million at December 31, 2005), represented by 718,112,169 shares divided into 417,003,636 Class "A" common shares and 301,108,533 Class "B" common shares with limited voting rights, with a par value of Bs 150 each. Of these shares, 2,243,014 Class "A" common shares and 675,714 Class "B" common shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. There are 715,193,441 outstanding shares, 414,760,622 Class "A" shares and 300,432,819 Class "B" shares (755,683,298 shares, divided into 419,252,364 Class "A" common shares and 336,430,934 Class "B" common shares with limited voting rights. Of these shares, 2,453,486 Class "A" common shares and 35,347,182 Class "B" common shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Outstanding shares amount to 416,798,878 Class "A" and 301,083,752 Class "B," with a par value of Bs 150 each at December 31, 2005).

Authorized capital stock of MERCANTIL at December 31, 2006 is Bs 226,705 million.

In May 2000 a repurchase program of MERCANTIL shares was approved, within the limits set out by the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years after acquisition to dispose of these shares). This Law sets out that repurchased shares have no voting rights.

The repurchase program has been implemented in 14 six-month phases. Below is a summary of the applicable conditions for repurchased and unredeemed shares at December 31, 2006:

Phases	Date of approval at Shareholders' Meeting	Maximum authorized per share purchase price Bs	Average purchase price Bs	Repurchased and unredeemed shares Bs
Twelfth	September 2005	6,500	2,943.76	1,091,647
Thirteenth	March 2006	7,500	3,639.90	1,454,941
Fourteenth	September 2006	9,000	5,018.88	372,140
Balance of shares repurchased and unredeemed (0.41% of capital stock)				2,918,728

In October 2001, January 2003, February 2004 and October 2005, approval was given to redeem 75,268,318 shares for Bs 164,789 million; these were acquired during the first 11 phases of the aforementioned repurchase program and were held as treasury stock in conformity with the Capital Markets Law. These shares were redeemed in December 2001, February 2003, June 2004 and February 2006. The redemption performed in February 2006 resulted in a reduction of Bs 5,635 million in MERCANTIL's paid-in capital; at December 31, 2006, the remaining balance is Bs 107,717 million. Consequently, all treasury stock acquired during the eighth, ninth, tenth, and eleventh phases of this program was redeemed.

b) Retained earnings and dividends

The statutes include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure follows the defensive corporate best practices in use by companies in developed nations to maximize the value available to shareholders in case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors in phases and establish a qualified voting system for certain matters at Shareholders' Meetings.

Below is a summary of dividends declared and paid during the years reported:

In cash

Type of dividend	Date of approval at Shareholders' Meeting	Amount per share Bs	Frequency or payment date
Ordinary	August 2004	8	February 2005
Special	March 2005	100	April 2005
Ordinary	March 2005	10	May 2005
Ordinary	March 2005	10	August 2005
Ordinary	March 2005	10	November 2005
Ordinary	September 2005	12	February 2006
Special	March 2006	71	April 2006
Ordinary	March 2006	12	May 2006
Ordinary	March 2006	12	August 2006
Special	March 2006	71	September 2006
Ordinary	March 2006	12	November 2006
Ordinary	August 2006	12	February 2007

In shares

Date of approval at Shareholders' Meeting	Dividend date	Number of shares issued	Amount in millions Bs	Dividend proportion
March 2005	April 2005	205,749,408	30,862	2 shares for every 5 held

In accordance with the Capital Markets Law, MERCANTIL is required to pay dividends to shareholders of at least 50% of its base annual income for dividend distribution, of which at least one-half must be paid in cash each year.

Below is the calculation method used to determine the basis for dividend distribution to shareholders in accordance with CNV rules:

(Millions of bolivars)	Years ended December 31, 2006	2005
Consolidated net income	555,734	721,578
Less		
Equity in the results of subsidiaries	611,720	714,431
Legal reserve and taxes	-	3,132
Add		
Dividends collected	122,743	251,368
Base income for dividend distribution	66,757	255,383

Retained earnings at December 31, 2006 include Bs 475,661 million available for dividend distribution; the remaining balance derives from retained earnings of subsidiaries and will be available for distribution once these subsidiaries declare and pay dividends.

c) Pre-stabilizing mechanism of MERCANTIL shares

MERCANTIL's Board of Directors resolved to institute a price-stabilizing mechanism for its shares. This mechanism is aimed at rendering the price-forming process of shares more efficient and giving most MERCANTIL shareholders the opportunity to participate in a market of greater liquidity and depth capable of absorbing higher levels of supply and demand for shares.

As approved by the Venezuelan Securities and Exchange Commission (CNV), Merinvest Sociedad de Corretaje de Valores, C.A. will implement this mechanism through the Caracas Stock Exchange (BVC). Transactions will be conducted at market prices; up to 5% of MERCANTIL capital stock may be acquired. This mechanism will be effective until January 28, 2007. An extension of this deadline was requested on January 25, 2007. All shares acquired under this mechanism must be sold during its term. The price-stabilizing mechanism is independent from the repurchase program of MERCANTIL shares and is handled through a Seguros Mercantil, C.A. trust fund. During the year ended December 31, 2006, 114,348 shares have been purchased through this price-stabilizing mechanism (199,585 shares in 2005).

22. Financial Assets and Liabilities in Foreign Currency

The Venezuelan government established an exchange control regime in February 2003, coordinated, administered and controlled by the Commission for the Administration of Foreign Currency (CADIVI).

In July 2003 Exchange Agreement No. 4 was published regulating purchases in bolivars of securities issued by the Venezuelan government in foreign currency for which trading had been suspended until then. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities on the primary market, as established in a previous regulation (Exchange Agreement No. 2), and b) that secondary trading of these securities in bolivars is not permitted until the Central Bank of Venezuela (Banco Central de Venezuela - BCV) establishes the related regulations.

On March 2, 2005, the Ministry of Finance and BCV established new official exchange rates, as from that date, of Bs 2,144.60/US$1 (purchase) and Bs 2,150/US$1 (sale) (formerly Bs 1915.20/US$1 and Bs 1,920/US$1, respectively).

At the request of certain foreign shareholders, MERCANTIL is currently applying to CADIVI to obtain currency at the official exchange rate for payment of dividends in respect of ADRs in circulation. To date, foreign currency has been received in respect of dividends for 2004 and 2005. At December 31, 2006, dividends pending payment in this connection amount to Bs 29,108 million (Bs 2,848 at December 31, 2005), shown under other liabilities.

The consolidated balance sheet of MERCANTIL at December 31 includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2-v:

(Thousands of U.S. dollars)	2006	2005
Assets		
Cash and due from banks	57,753	67,807
Investment portfolio	2,908,496	2,647,307
Loan portfolio	3,002,974	2,263,621
Other assets	105,395	114,268
	6,074,618	5,093,003
Liabilities		
Deposits	4,123,289	3,627,311
Financial liabilities	587,721	345,470
Other liabilities	90,598	96,194
Subordinated debt	125,080	90,080
	4,926,688	4,159,055

At December 31, 2006, net exchange gains resulting from foreign currency position revaluation amounted to Bs 9,494 million, mainly from the realization of translation adjustment of net assets of Colombian subsidiaries under liquidation (net gains of Bs 126,427 million during the year ended December 31, 2005, mainly on the sale of shares held in Bancolombia). Furthermore, during the year ended December 31, 2006, gains from intermediation in foreign currency sales and purchases amounted to Bs 2,020 million (Bs 1,250 million during the year ended December 31, 2005).

The estimated effect of the increase of every Bs 100/US$1 in the exchange rate of Bs 2,144.60/US$1 at December 31, 2006 would be an increase of Bs 607,462 million in assets and Bs 114,793 million in shareholders' equity.

MERCANTIL has National Public Debt Bonds denominated in bolivars with exchange indexation clauses amounting to Bs 219,513 million (Bs 393,228 million at December 31, 2005) (Note 4).

23. Memorandum Accounts

Memorandum accounts at December 31 comprise the following:

(Millions of bolivars)	2006	2005
Contingent debtor accounts		
Guarantees granted	540,802	503,928
Lines of credit (Note 24)	1,685,870	1,405,429
Letters of credit	707,720	429,696
Transactions with derivative instruments	698,393	404,156
Cross Currency Swap Contract (Notes 11 and 15)	21,369	-
Tourist industry sector loan commitments	122,428	-
Other contingencies	355,240	201,724
	4,131,822	2,944,933
Assets received in trust	7,897,496	5,852,655
Special trust services	529,154	846,206
Debtor accounts for other special trust services (Housing Mutual Fund)	995,226	799,744

(Millions of bolivars)	**2006**	**2005**
Other debtor memorandum accounts		
Custody of values received	6,672,978	6,700,427
Collections	55,282	502,289
Guarantees received	13,585,917	10,232,918
Unused lines of credit	3,717,412	1,656,242
Securities authorized and issued	138,988	191,028
Other control accounts	5,999,279	6,672,240
	30,169,856	25,955,144
	43,723,554	36,398,682

Assets received in trust

Trust fund accounts at December 31 include the following balances, according to the combined financial statements of the trust:

(Millions of bolivars)	**2006**	**2005**
Assets		
Cash and due from banks	185,695	144,100
Investment portfolio	5,200,836	3,767,345
Loan portfolio	2,035,246	1,662,491
Interest and commissions receivable	28,582	25,771
Assets received for administration	11,006	10,740
Other assets	436,131	242,208
Total assets	7,897,496	5,852,655
Liabilities		
Other accounts payable	16,303	13,581
Other liabilities	68,224	73,495
Total liabilities	84,527	87,076
Shareholders' equity	7,812,969	5,765,579
Total liabilities and shareholders' equity	7,897,496	5,852,655

Debtor accounts from other special trust services (Housing Mutual Fund)

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements

MERCANTIL purchases and sells securities under spot agreements at an established price. For the year ended December 31, 2006, net losses from adjustment to market value of Bs 206 million (net gains of Bs 93 million at December 31, 2005) are recorded in other assets and shareholders' equity. Spot transactions were settled within seven business days of the date of origin. Securities under spot agreements comprise the following:

(Millions of bolivars)	**December 31, 2006**	**December 31, 2005**
Securities		
Purchase rights	412,841	113,237
Sale rights	120,211	45,427
	533,052	158,664

Derivative financial instruments

MERCANTIL enters into non-hedging futures contracts for the purchase and sale of securities at a fixed price. Net gains resulting from these contracts for the year ended December 31, 2006 amounted to Bs 1,176 million (losses of Bs 232 million during the year ended December 31, 2005), shown under other income.

MERCANTIL also enters into non-hedging futures contracts to purchase currency at a fixed price.

The status of open transactions with negotiable instruments is as follows:

	December 31, 2006		December 31, 2005	
Futures contracts	**Millions of bolivars**	**Maturity**	**Millions of bolivars**	**Maturity**
Exchange rates (foreign currency)				
Purchases	11,661	January and November 2007	3,114	January and June 2006
Securities				
Purchases	162,076	January and February 2007	83,775	January and March 2006
Sales	12,973	January 2007	53,309	January 2006
	186,710		140,198	

In December 2006 MERCANTIL exchanged securities worth US$10 million denominated in U.S. dollars with a third party for securities denominated in bolivars for Bs 21,446 million. Simultaneously, MERCANTIL entered into a Cross Currency Swap Contract with the same institution that allows MERCANTIL to acquire US$10 million at Bs 21,446 million in December 2007. At December 31, 2006, the difference between economic values of securities included in the contract resulted in a gain for MERCANTIL of Bs 23 million, shown under other income.

Commercebank, N.A. uses derivative financial instruments (caps and swaps) to better manage interest rate risk. Although these derivative transactions or contracts are aimed at mitigating risks, in certain cases, they are not always accounted for with this purpose in mind. Consequently, changes in fair value of these contracts are computed and included in the consolidated statement of income.

In 1998 Commercebank, N.A. entered into a cap contract for a nominal amount of US$18 million. This contract is for 10 years and requires the counterparty to pay Commercebank, N.A. interest on the basis of the nominal amount of the contract and the difference between the London Interbank Offering Rate (LIBOR) for one month and 6.50% when LIBOR exceeds 6.50% in exchange for a single payment from the bank. At December 31, 2006, the current amount of the contract was US$8 million (US$9 million at December 31, 2005). Commercebank, N.A. has recorded assets of US$2,000 (US$3,000 at December 31, 2005), representing the fair value of the contract.

Commercebank, N.A. entered into certain interest rate swap agreements during 2006. In 2005 Commercebank, N.A. sold these agreements and recorded net gains in the consolidated statement of income. At December 31, 2006, Commercebank, N.A. has three swap agreements for US$15 million and US$10 million and another for US$107 million.

MERCANTIL's exposure to credit loss is related to noncompliance by other parties with the terms laid down in the contracts, as well as variations in the price of securities and interest rates. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments, as well as assessing credit risks of clients.

24. Credit-related Commitments

MERCANTIL has significant outstanding commitments related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk resulting from interest rate variations. Since many of its credit limits may expire without being used, aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit, letters of credit and guarantees granted by MERCANTIL are recorded under memorandum accounts.

Guarantees granted
After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary and may be executed if the customer fails to comply with the terms of the agreement. These guarantees earn annual commissions between 0.3% and 3% of their value. Commissions are recorded monthly while the guarantees remain in force.

Letters of credit
Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of between 0.1% and 2% of the amount of the letter of credit at December 31, 2006 (0.1% and 3% at December 31, 2005) and records the latter under assets once it is used by the customer. Unused letters of credit and other similar liabilities are included under memorandum accounts.

Lines of credit
MERCANTIL grants lines of credit to clients subject to prior credit risk assessment and obtention of any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits for up to three years. However, it may exercise its option to cancel a credit commitment with a particular client at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America.

MERCANTIL's exposure to credit loss in the event of noncompliance by clients with terms for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for granting loans.

MERCANTIL assesses individual customer eligibility before granting credit. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment, and investment securities.

25. Maturity of Financial Assets and Liabilities

Financial assets and liabilities at December 31, 2006 are classified as follows according to maturity:

(Millions of bolivars)	30 days	60 days	90 days	180 days	360 days	Over 360 days	Total
Assets							
Cash and due from banks	3,819,615	-	-	-	-	-	3,819,615
Investment portfolio	5,525,665	536,726	270,884	287,855	274,199	5,063,892	11,959,221
Loan portfolio	3,319,576	1,336,850	1,204,707	1,560,289	1,435,232	6,017,120	14,873,774
Interest and commissions receivable	186,174	-	-	-	-	-	186,174
Long-term investments	-	-	-	-	-	36,784	36,784
Total financial assets	12,851,030	1,873,576	1,475,591	1,848,144	1,709,431	11,117,796	30,875,568
Liabilities							
Deposits	21,744,156	759,052	568,934	530,802	458,104	1,185,824	25,246,872
Debt authorized by the Venezuelan Securities and Exchange Commission	-	-	9,992	49,906	70,552	128,637	259,087
Financial liabilities	213,709	68,225	21,103	91,918	259,737	1,066,905	1,721,597
Subordinated debt	-	-	-	-	-	268,247	268,247
Interest and commissions payable	37,130	-	-	-	-	-	37,130
Total financial liabilities	21,994,995	827,277	600,029	672,626	788,393	2,649,613	27,532,933

26. Fair Value of Financial Instruments

Below are book and fair values of financial instruments maintained by MERCANTIL:

	December 31, 2006		December 31, 2005	
(Millions of bolivars)	Book value	Fair value	Book value	Fair value
Assets				
Cash and due from banks	3,819,614	3,819,614	1,930,768	1,930,768
Investment portfolio	11,959,221	11,960,118	10,000,645	10,028,548
Loan portfolio, net of provision	14,580,274	14,580,274	11,294,697	11,294,697
Interest and commissions receivable, net of provision	186,174	186,174	157,619	157,619
	30,545,283	30,546,180	23,383,729	23,411,632
Liabilities				
Deposits	25,246,872	25,246,872	19,479,501	19,479,501
Debt authorized by the Venezuelan Securities and Exchange Commission	259,087	259,087	170,583	170,583
Financial liabilities	1,721,597	1,721,597	973,598	973,598
Subordinated debt	268,247	268,247	193,186	193,186
Interest and commissions payable	37,130	37,130	40,080	40,080
	27,532,933	27,532,933	20,856,948	20,856,948
Memorandum accounts				
Contingent debtor accounts	2,445,953	2,445,953	1,536,948	1,536,948

The fair value of a financial instrument is defined as the amount for which a financial instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. Fair values for financial instruments with no available quoted market prices have been estimated using the present value of future cash flows of these financial instruments or other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their short-term maturity. These instruments include cash equivalents, interest-bearing deposits with other banks and commissions and interest receivable and payable, short-term interest-bearing deposits and short-term financial liabilities.

Investment portfolio
The fair value of these financial instruments was determined using either quoted market prices, reference prices determined from trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value (Note 8).

Loan portfolio
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally between 30 and 90 days for most of the short-term portfolio. Allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at their carrying amounts due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

27. Geographic Segment Information

MERCANTIL operates primarily in the financial sector and its operations are distributed geographically as follows:

(Millions of bolivars)	Years ended December 31, 2006	2005
Gross financial margin		
Venezuela	1,050,430	744,644
United States of America	366,135	275,698
Other	22,220	15,784
Total	1,438,785	1,036,126
Net financial margin, commissions and other income		
Venezuela	1,717,677	1,540,329
United States of America	405,120	317,978
Other	65,461	49,889
Total	2,188,258	1,908,196
Income before taxes and minority interests		
Venezuela	482,589	652,703
United States of America	163,457	129,479
Other	30,329	23,345
Total	676,375	805,527

	December 31, 2006		December 31, 2005	
	Millions of bolivars	%	Millions of bolivars	%
Assets				
Venezuela	19,755,589	62	14,103,162	58
United States of America	10,908,283	34	9,228,587	38
Other	1,053,095	4	942,759	4
Total	31,716,967	100	24,274,508	100
Liabilities				
Venezuela	18,587,239	64	13,157,493	60
United States of America	9,741,702	33	8,246,975	37
Other	798,603	3	701,514	3
Total	29,127,544	100	22,105,982	100

28. Financial Information by Subsidiary

Below is a summary of the financial information by subsidiary at December 31, 2006. This information includes the effect of elimination adjustments normally made during consolidation:

(Billions of bolivars)	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
Total assets	18,883	10,763	891	713	159	308	31,717
Investment portfolio	5,923	4,806	457	484	69	220	11,959
Loan portfolio, net	8,609	5,560	411	-	-	-	14,580
Deposits	16,488	8,027	732	-	-	-	25,247
Gross income before taxes	449	153	6	60	13	(5)	676
Net income for the year	379	92	9	56	13	7	556
Number of employees	7,341	833	48	1,190	42	93	9,547

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

29. Risk Management

MERCANTIL is mainly exposed to credit, market and operational risks. Below is the risk policy used by MERCANTIL for each type of risk:

Credit risk
MERCANTIL considers exposure to credit risk when one of the parties is unable to pay off its debts at maturity.

MERCANTIL monitors credit risk exposure by regularly analyzing payment capabilities of its borrowers. MERCANTIL structures the level of credit risk by establishing limits for single or group borrowers.

In certain cases, MERCANTIL requests fiduciary or mortgage guarantees, collateral, or certificates of deposit, after assessing specific borrower characteristics.

Market risk
Financial institutions encounter market risks when market conditions show adverse changes that affect the liquidity and value of financial instruments included in investment portfolios or contingent positions and result in a loss for these financial institutions. Market risks mainly comprise two types of risk: price and liquidity. Price risks include interest rate, exchange rate and share price risks.

Interest rate risks arise from temporary differences between assets and liabilities shown in the balance sheet. Differences resulting from adverse changes in interest rates have a potential impact on financial margins of institutions.

Exchange rate risks arise from fluctuations in the value of financial instruments due to changes in foreign currency exchange rates. MERCANTIL transactions are mainly in bolivars. However, when the Treasury identifies short or medium-term market opportunities, investments might be made in foreign currency instruments, mainly in U.S. dollars within regulatory limitations.

MERCANTIL reviews daily its funds provided by cash, overnight deposits, current accounts, deposit and loan maturity, as well as guarantees and margins.

MERCANTIL's investment strategy is aimed at guaranteeing adequate liquidity levels. A significant portion of cash is invested in short-term instruments such as certificates of deposit with Banco Central de Venezuela (BCV). In addition, a large portion of the investment portfolio includes securities issued by the Bolivarian Republic of Venezuela and other highly liquid financial obligations.

Operational risk
MERCANTIL considers exposure to operational risks arising from direct or indirect losses that result from inadequate or defective internal processes, human error, system failures and circumstances derived from external events. The structure used by MERCANTIL to measure operational risks is based on a qualitative and a quantitative approach. The first approach identifies and analyzes risks before related events occur. The second approach mainly relates to the analysis of events and experiences gained from them.

Fiduciary activities
MERCANTIL acts as custodian, administrator and manager of third-party investments. Trust fund assets are not included in MERCANTIL's assets. At December 31, 2006 and 2005, trust fund assets amount to Bs 7,897,496 million and Bs 5,852,655 million, respectively, and are shown under memorandum accounts (Note 23).

30. Regulatory Capital Requirements

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by banking regulators in the countries in which they operate. Under these requirements, banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary from one country to another where the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. Banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

Below are the regulatory minimum capital requirements of MERCANTIL and its main banking subsidiaries:

	December 31, 2006		December 31, 2005	
	Current %	Minimum required %	Current %	Minimum required %
Equity to risk-weighted assets and contingent operations				
Mercantil Servicios Financieros, C.A.	16.34	8	17.01	8
Banco Mercantil, C.A.	13.91	12	13.91	12
Commercebank, N.A.	12.53	8	14.60	8

	December 31, 2006		December 31, 2005	
	Current %	Minimum required %	Current %	Minimum required %
Tier 1 equity to risk-weighted assets and contingent operations				
Mercantil Servicios Financieros, C.A.	13.59	4	14.37	4
Commercebank, N.A.	11.73	4	13.60	4
Equity to total assets				
Banco Mercantil, C.A.	9.81	10	11.06	10
Commercebank, N.A.	8.08	4	7.90	4

31. Financial Statements of Mercantil Servicios Financieros, C.A. (Holding)

The financial statements of Mercantil Servicios Financieros, C.A. under the equity method at December 31 are shown below:

(Millions of bolivars)	2006	2005
Assets		
Cash and due from banks	148	280
Investment portfolio		
Banco Mercantil, C.A. (Banco Universal)	1,538,146	1,200,864
Commercebank Holding Corporation	622,954	521,604
Inversiones y Valores Mercantil VI, C.A.	180,750	131,742
Holding Mercantil Internacional	124,852	94,197
Mercantil Inversiones y Valores, C.A.	66,459	49,869
Merinvest, C.A.	47,529	42,110
Cestaticket Accor Services, C.A.	25,494	-
Mercantil Promotora de Valores 2005 I, C.A.	-	115,570
Other	523,711	356,118
Other assets	54,482	18,871
Total assets	3,184,525	2,531,225
Liabilities		
Debenture bonds and commercial paper	283,871	175,748
Other liabilities	311,231	186,953
Total liabilities	595,102	362,701
Shareholders' equity	2,589,423	2,168,524
Total liabilities and shareholders' equity	3,184,525	2,531,225
Income		
Interest income	18,628	8,853
Equity in subsidiaries, affiliates and other entities	636,663	781,143
Expenses		
Operating	56,500	31,607
Interest	43,057	36,811
Net income	555,734	721,578

32. Supplementary Information - Consolidated Financial Statements Presented in Accordance with Accounting Principles Generally Accepted in Venezuela

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For purposes of additional analysis, MERCANTIL has prepared supplementary financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating the effect of differences from CNV accounting rules in these supplementary financial statements (Note 2).

Below are the consolidated balance sheet, and the consolidated statements of income, shareholders' equity and cash flows, presented in accordance with accounting principles generally accepted in Venezuela:

Supplementary Consolidated Balance Sheet
December 31, 2006 and 2005

(Millions of constant bolivars at December 31, 2006)	2006	2005 (•)
Assets		
Cash and due from banks		
Cash	346,024	326,570
Banco Central de Venezuela	2,911,146	1,457,019
Venezuelan banks and other financial institutions	2867	3,104
Foreign banks and other financial institutions	60,277	116,297
Pending cash items	499,530	355,432
Provision for cash and due from banks	(230)	(218)
	3,819,614	2,258,204
Loan portfolio		
Investments in trading securities	76,755	125,821
Investments in available-for-sale securities	6,596,594	6,747,620
Investments in held-to-maturity securities	657,125	949,965
Share trading portfolio	27,738	101,352
Investments in time deposits and placements	4,305,053	3,622,167
Restricted investments and repurchase agreements	483,080	428,029
	12,146,345	11,974,954
Direct financial assets	84,801	-
Loan portfolio		
Current	14,734,310	13,400,290
Rescheduled	28,414	35,770
Overdue	103,767	37,103
In litigation	7,283	5,299
	14,873,774	13,478,462
Allowance for losses on loan portfolio	(293,500)	(268,308)
	14,580,274	13,210,154
Interest and commissions receivable	186,174	184,349
Long-term investments	46,188	36,777
Available-for-sale assets	5,068	8,297
Property and equipment	603,822	607,170
Other assets	1,058,873	939,479
Total assets	32,531,159	29,219,384

(•) Reformulated for comparative purposes

Supplementary Consolidated Balance Sheet
December 31, 2006 and 2005

(Millions of constant bolivars at December 31, 2006)	2006	2005 (•)
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest-bearing checking accounts	5,128,745	3,890,407
Interest-bearing checking accounts	6,221,425	5,462,462
Savings deposits	7,160,491	6,218,219
Time deposits	6,736,211	7,211,921
	25,246,872	22,783,009
Debt authorized by the Venezuelan Securities and Exchange Commission		
Publicly traded debt securities issued by MERCANTIL	259,087	199,512
Financial liabilities		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	267,726	206,611
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	100,000	52,632
Liabilities with foreign banks and savings and loan institutions, up to one year	163,367	97,841
Liabilities with foreign banks and savings and loan institutions, more than one year	83,711	221,255
Direct financial liabilities	380,266	-
Liabilities under repurchase agreements	581,313	306,380
Other liabilities, up to one year	381,817	218,753
Other liabilities, more than one year	5,168	162,407
	1,963,368	1,265,879
Interest and commissions payable	37,130	46,880
Other liabilities	1,652,108	1,639,027
Subordinated debt	268,247	225,948
Total liabilities	29,426,812	26,160,255
Minority interests in consolidated subsidiaries	4,112	4,000
Shareholders' Equity		
Capital stock	107,717	113,352
Capital inflation adjustment	811,144	812,072
Share premium	203,796	208,695
Capital reserves	553,244	553,244
Translation adjustment of net assets of subsidiaries abroad	(69,058)	(60,183)
Retained earnings	1,568,232	1,627,451
Repurchased shares held by subsidiaries	(22,862)	(197,136)
Repurchased shares reserved for employee stock option plan	(40,027)	(43,524)
Unrealized gain from adjustment to market value of available-for-sale investments	(11,951)	41,158
Total shareholders' equity	3,100,235	3,055,129
Total liabilities and shareholders' equity	32,531,159	29,219,384

(•) Reformulated for comparative purposes

Supplementary Consolidated Statement of Income
Years ended December 31, 2006 and 2005

(Millions of constant bolivars at December 31, 2006)	2006	2005 (•)
Interest income		
Income from cash and due from banks	23,123	12,133
Income from investment portfolio	725,730	760,736
Income from loan portfolio	1,706,006	1,276,784
Total interest income	2,454,859	2,049,653
Interest expense		
Interest on demand and savings deposits	390,298	278,177
Interest on time deposits	406,213	399,949
Interest on securities issued by MERCANTIL	31,255	21,317
Interest on financial liabilities	82,068	80,471
Total interest expense	909,834	779,914
Gross financial margin	1,545,025	1,269,739
Allowance for losses on loan portfolio	(94,982)	(80,499)
Net financial margin	1,450,043	1,189,240
Commissions and other income		
Trust fund operations	42,176	41,540
Foreign currency operations	2,113	1,497
Commissions on customer account transactions	165,276	122,010
Commissions on letters of credit and guarantees granted	26,435	25,854
Equity in long-term investments	34,967	21,880
Exchange gain (loss)	(5,589)	136,572
Gain on sale of investment securities	224,844	437,508
Other income	434,518	382,225
Total commissions and other income	924,740	1,169,086
Insurance premiums, net of claims		
Premiums	731,866	548,721
Claims	(615,030)	(424,105)
Total insurance premiums, net of claims	116,836	124,616
Operating expenses		
Salaries and employee benefits	795,118	631,908
Depreciation of property and equipment expenses, amortization of intangibles and other	232,845	240,906
Fees paid to regulatory agencies	83,949	66,253
Other operating expenses	743,370	618,517
Total operating expenses	1,855,282	1,557,584
Loss from net monetary position	(168,935)	(96,285)
Operating income before taxes and minority interests	467,402	829,073
Taxes		
Current	(135,280)	(98,601)
Deferred	486	(17,276)
Total taxes	(134,794)	(115,877)
Net income before minority interests	332,608	713,196
Minority interests	(1,707)	(1,070)
Net income	330,901	712,126

(•) Reformulated for comparative purposes

Supplementary Consolidated Statement of Shareholders' Equity
Years ended December 31, 2006 and 2005

(Millions of constant bolivars at December 31, 2006)	Capital stock	Capital inflation adjustment (Note 2-a)	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by subsidiaries	Repurchased shares reserved for employee stock option plan	Unrealized gain from adjustment to market value of investments	Total shareholders' equity
Balances previously reported at December 31, 2004 (•)	82,490	803,692	172,724	553,244	66,786	1,039,274	(187,052)	-	272,243	2,803,401
Recognition of Foundations and stock purchase plan	-	-	48,341	-	-	12,783	-	(50,810)	-	10,314
Balances at December 31, 2004	82,490	803,692	221,065	553,244	66,786	1,052,057	(187,052)	(50,810)	272,243	2,813,715
Net income for the year	-	-	-	-	-	712,126	-	-	-	712,126
Repurchased shares	-	-	-	-	-	-	(10,084)	-	-	(10,084)
Repurchased shares reserved for employee stock option plan	-	-	(12,370)	-	-	-	-	7,286	-	(5,084)
Share dividends	30,862	8,380	-	-	-	(39,242)	-	-	-	-
Cash dividends	-	-	-	-	-	(97,490)	-	-	-	(97,490)
Unrealized gain on investments	-	-	-	-	-	-	-	-	(231,085)	(231,085)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(126,969)	-	-	-	-	(126,969)
Balances at December 31, 2005	113,352	812,072	208,695	553,244	(60,183)	1,627,451	(197,136)	(43,524)	41,158	3,055,129
Net income for the year	-	-	-	-	-	330,901	-	-	-	330,901
Repurchased shares	-	-	-	-	-	-	(14,956)	-	-	(14,956)
Realized gain from translation of subsidiary in liquidation	-	-	-	-	111,102	(111,102)	-	-	-	-
Repurchased shares reserved for employee stock option plan	-	-	(4,899)	-	-	-	-	- 3,497	-	(1,402)
Cash dividends	-	-	-	-	-	(148,429)	-	-	-	(148,429)
Unrealized gain on investments	-	-	-	-	-	-	-	-	(53,109)	(53,109)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(119,977)	-	-	-	-	(119,977)
Redemption of repurchased shares	(5,635)	(928)	-	-	-	(164,230)	170,793	-	-	-
Sale of shares held by subsidiaries	-	-	-	-	-	33,641	18,437	-	-	52,078
Balances at December 31, 2006	107,717	811,144	203,796	553,244	(69,058)	1,568,232	(22,862)	(40,027)	(11,951)	3,100,235

(•) Reformulated for comparative purposes

Supplementary Consolidated Statement of Cash Flows
Years ended December 31, 2006 and 2005

(Millions of constant bolivars at December 31, 2006)	December 31, 2006	December 31, 2005 (•)
Cash flows from operating activities		
Net income for the year	330,901	712,126
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	126,021	137,867
Allowance for losses on loan portfolio	94,982	80,499
Decrease in allowance for losses on loan portfolio	(13,279)	(24,705)
Provision for available-for-sale assets	1,782	12,295
Provision for interest receivable and other assets	9,256	10,724
Gain on equity in long-term investments	(34,967)	(21,880)
Deferred income tax	(486)	17,276
Minority interests	1,707	1,070
Accrual for employee termination benefits	65,696	54,642
Payment of employee termination benefits	(66,212)	(50,154)
Net change in operating assets and liabilities		
Interest and commissions receivable	(1,846)	(15,921)
Interest and commissions payable	(9,954)	19,302
Available-for-sale and other assets	(261,550)	(357,352)
Other liabilities	12,387	685,778
Net cash provided by operating activities	254,438	1,261,567
Cash flows from investing activities		
Net change in investment portfolio	421,040	(809,645)
Loans granted	(79,076,185)	(18,882,399)
Loans collected	77,624,189	15,396,958
Additions to property and equipment, net	(72,622)	(71,476)
Net cash used in investing activities	(1,103,578)	(4,366,562)
Cash flows from financing activities		
Net change in deposits	2,463,862	4,231,212
Net change in short-term financial liabilities	944,903	351,368
New long-term financial liabilities	770,533	591,181
Long-term financial liabilities repaid	(1,017,948)	(639,169)
Net change in securities issued by MERCANTIL	59,575	62,908
Net change in subordinated debt	42,299	(4,806)
Cash dividends	(148,429)	(97,490)
Repurchased shares	(14,956)	(10,084)
Repurchased shares reserved for employee stock option plan	3,497	7,286
Share premium	(4,899)	(12,370)
Sale of shares held by subsidiaries	52,078	-
Net cash provided by financing activities	3,150,515	4,480,036
Cash and cash equivalents		
Net increase for the year	2,301,375	1,375,041
At the beginning of the year	5,822,775	4,447,734
At the end of the year	8,124,150	5,822,775
Supplementary information		
Taxes paid	194,332	16,188
Interest paid	849,776	18,604
Translation adjustment of net assets of subsidiaries abroad	(119,977)	126,969
Unrealized gain from adjustment to market value of investments	(53,109)	(231,085)

(•) Reformulated for comparative purposes

An analysis of the consolidated monetary result for the year is provided below:

(Millions of constant bolivars at December 31, 2006)	Years ended December 31, 2006	2005
Net monetary asset (liability) position at the beginning of the year	1,903,125	1,337,735
Transactions that increased net monetary position		
Net change in subsidiaries and affiliates	6,759	13,865
Net change in securities	-	310,579
Net change in available-for-sale assets	19,859	1,918
Net change in other liabilities	3,265	-
Deferred income tax	486	-
Repurchase of shares reserved for employee stock option plan	3,497	7,286
Net change in securities	75,260	-
Net change in available-for-sale assets	3,518	-
Sale of shares held by subsidiaries	52,078	-
Income	3,496,435	3,343,355
Subtotal	3,661,157	3,677,003
Transactions that decreased net monetary position		
Repurchased shares	(14,956)	(10,084)
Translation adjustment of subsidiaries abroad	(119,977)	(126,969)
Unrealized gain or loss	(53,109)	(231,085)
Deferred income tax	-	(17,276)
Cash dividends	(148,429)	(97,490)
Net change in property and equipment	(69,040)	(72,335)
Net change in subsidiaries and affiliates	(16,170)	-
Net change in other assets	(16,228)	(77,091)
Net change in other liabilities	(2,719)	(3,048)
Shares purchased by employees	(4,899)	(12,370)
Expenses	(2,869,176)	(2,367,580)
Subtotal	(3,314,703)	(3,015,328)
Estimated net monetary asset (liability) position	2,249,579	1,999,410
Historic net monetary asset (liability) position	(2,080,644)	(1,903,125)
Loss from net monetary position	168,935	96,285

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

Supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation." The purpose of this restatement using the General Price Level (GPL) method is to present financial statements in currency of uniform purchasing power to take account of changes in the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying supplementary financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted on the basis of the CPI.

Inflation indices and rates
CPI indices and inflation rates for the years ended December 31, 2006 and 2005, according to information published by BCV, are as follows:

Years ended	CPI base for 1997=100	Inflation rate%
December 2006	614.83	16.97
December 2005	525.65	14.36

Monetary assets and liabilities and result from monetary position
Monetary assets and liabilities at December 31, 2006, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date. For comparative purposes, monetary assets and liabilities at December 31, 2005 have been restated to express them in terms of purchasing power at December 31, 2006.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated analysis of the monetary result for the year.

Nonmonetary assets
Property and equipment is recorded in constant currency at December 31, 2006, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value based on valuations made by independent appraisers in December 2006.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use as investments in trading securities, investments in available-for-sale securities, investments in held-to-maturity securities, share trading portfolio, investment deposits and time deposits and restricted investments.

Deferred income tax
Deferred income tax is computed based on the balance sheet method, namely, on temporary differences between the tax base of assets and liabilities and their amounts in the inflation-adjusted balance sheet when future recovery can be reasonably expected.

MERCANTIL and its subsidiaries record a deferred income tax asset when management can reasonably expect future tax income to allow its realization.

Shareholders' equity
All equity accounts are shown in constant currency at December 31, 2006. Dividends are stated in constant currency based on the date they were declared.

Statement of income

Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment in respect of expenses associated with nonmonetary items, mainly depreciation of property and equipment, of Bs 63,322 million was charged to income for the year ended December 31, 2006 (Bs 91,951 million for the year ended December 31, 2005).

Gains or losses on the sale of shares, investments in personal and real property and other nonmonetary items are determined based on the sales price and restated book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment

	December 31, 2006			December 31, 2005		
(Millions of constant bolivars at December 31, 2006)	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
Buildings and facilities	683,086	(318,807)	364,279	661,629	(287,496)	374,133
Office furniture and equipment	524,135	(398,532)	125,603	467,708	(377,972)	89,736
Land	38,063	-	38,063	72,917	-	72,917
Other assets	78,957	(3,080)	75,877	72,786	(2,402)	70,384
	1,324,241	(720,419)	603,822	1,275,040	(667,870)	607,170

At December 31, 2006, property and equipment, including buildings, facilities and land amounting to Bs 402,342 million, has an estimated market value of Bs 797,937 million, calculated by independent appraisers in December 2005.

b) Other assets

(Millions of constant bolivars at December 31, 2006)	**December 31, 2006**	**December 31, 2005**
Goodwill, net of accumulated amortization		
Interbank, C.A.	282,391	302,563
Florida Savings Bank	39,337	-
C.A. Seguros Orinoco	37,242	40,057
Seguros Mercantil, C.A.	8,240	11,185
Todo 1 Services Inc.	3,799	-
	371,009	353,805
Accounts receivable	164,187	244,687
Insurance premiums receivable	106,426	83,073
Other transactions with derivative instruments	91,658	1,689
Deferred expenses, net of accumulated amortization	73,427	63,018
Shopping mall rights	41,184	-
Prepaid taxes	40,549	29,429
Deferred income tax	38,221	53,963
Pending items	36,566	22,013
Other prepaid expenses	25,433	25,111
Systems development, net of accumulated amortization	19,014	15,773
Accounts receivable from other credit card issuing institutions	18,054	2,807
Premiums receivable from the Venezuelan government	7,367	-
Prepaid advertising	4,845	7,688
Stationery and office supplies	4,605	5,096
Advances for acquisition of property	2,422	2,788
Cross Currency Swap Valuation	30	-
Other	21,844	35,325
	1,066,841	946,265
Allowance for estimated losses on other assets	(7,968)	(6,786)
	1,058,873	939,479

The balance of transactions with derivative financial instruments is mainly in respect of securities of the subsidiaries Banco Mercantil, Banco Mercantil Schweiz AG and Merinvest, C.A. and its subsidiaries which, according to the rules of the Venezuelan Securities and Exchange Commission, are included under memorandum accounts, whereas under generally accepted accounting principles they should be included in the balance sheet.

MERCANTIL
SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1. Edificio Mercantil
Caracas 1050, Venezuela. Teléfono: (58-212) 503.1111



END